Exhibit 99.2

Annual Report

2020

Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 164 000 employees based in nearly 50 countries worldwide. For 2020, our reported revenue was 46.9 billion US dollar (excluding joint ventures and associates).

The following management report should be read in conjunction with our audited consolidated financial statements.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev”, “the company”, “we”, “us” or “our”.

Recent events

On 31 December 2020, we completed the issuance of a 49.9% minority stake in our US-based metal container operations to Apollo Global Management, Inc. (“Apollo”) for net proceeds of 3.0 billion USD. This transaction allowed us to create additional shareholder value by optimizing the business at an attractive price and generate proceeds to repay debt, in line with our deleveraging commitments. We retained operational control of our US-based metal container operations. The transaction was reported in the equity statement.

On 1 June 2020, we completed the previously announced sale of Carlton & United Breweries (“CUB”), our Australian subsidiary, to Asahi Group Holdings, Ltd (“Asahi”). The transaction is valued at 16 billion AUD in enterprise value. As part of this transaction, we granted Asahi rights to commercialize the portfolio of our global and international brands in Australia. Substantially all of the 10.8 billion US dollar net proceeds from the divestiture of the Australian business were used by the company to pay down debt. The results of the Australian operations were accounted for as discontinued operations (“profit from discontinued operations”) up to 31 May 2020.

Selected financial figures

To facilitate the understanding of our underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

Effective 30 September 2019, following the announcement on 19 July 2019 of the agreement to divest CUB to Asahi, we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”) up to 31 May 2020. Consequently, the 2019 consolidated results have been restated as if the classification had been applied as of 1 January 2019 to exclude the results of the Australian operations.

Accordingly, the profit, cash flow and balance sheet are presented as reported in 2019, adjusted to reflect the classification of CUB as discontinued operations. This presentation is referred to as “2019 restated”. As a result, all the presentations of our underlying performance and organic growth figures do not reflect the results of the Australian operations.

The tables in this management report provide the segment information per region for the period ended 31 December 2020 and 2019 in the format up to Normalized EBIT level that is used by management to monitor performance.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of our operating income and operating expenses, as well as the key cash flow figures.1

Million US dollar	2020	%	2019	%
Revenue¹	46 881	100%	52 329	100%
Cost of sales	(19 634)	42%	(20 362)	39%
Gross profit	27 247	58%	31 967	61%
SG&A	(15 368)	33%	(16 421)	31%
Other operating income/(expenses)	845	2%	875	2%
Normalized profit from operations (Normalized EBIT)	12 723	27%	16 421	31%
Non-recurring items	(3 103)	7%	(323)	1%
Profit from operations (EBIT)	9 620	21%	16 098	31%
Depreciation, amortization and impairment	4 598	10%	4 657	9%
Non-recurring impairment	2 733	6%	—	0%
Normalized EBITDA	17 321	37%	21 078	40%
EBITDA	16 951	36%	20 755	40%
Normalized profit attributable to equity holders of AB InBev	3 807	8%	8 086	15%
Profit from continuing operations attributable to equity holders of AB InBev	(650)	1%	8 748	17%
Profit from discontinued operations attributable to equity holders of AB InBev	2 055	4%	424	1%
Profit attributable to equity holders of AB InBev	1 405	3%	9 171	18%

[1]	Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

Million US dollar	2020	2019¹
Operating activities
Profit from continuing operations	147	9 990
Interest, taxes and non-cash items included in profit	17 024	11 029
Cash flow from operating activities before changes in working capital and use of provisions	17 171	21 019
Change in working capital	592	(5)
Pension contributions and use of provisions	(616)	(715)
Interest and taxes (paid)/received	(6 391)	(7 063)
Dividends received	51	160
Cash flow from operating activities on Australia discontinued operations	84	640
Cash flow from operating activities	10 891	14 036
Investing activities
Net capex	(3 687)	(4 854)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(510)	(252)
Net proceeds from sale/(acquisition) of other assets	(292)	33
Proceeds from Australia divestiture	10 838	219
Cash flow from investing activities on Australia discontinued operations	(13)	(77)
Cash flow from investing activities	6 336	(4 931)
Financing activities
Dividends paid	(1 800)	(5 015)
Net (payments on)/proceeds from borrowings	(8 294)	(8 008)
Payment of lease liabilities	(461)	(441)
Proceeds from public offering of minority stake in Budweiser APAC	—	5 575
Sale/(purchase) of non-controlling interests and other	2 086	(842)
Cash flow from financing activities on Australia discontinued operations	(6)	(24)
Cash flow from financing activities	(8 475)	(8 755)
Net increase/(decrease) in cash and cash equivalents	8 752	350

[1]

The consolidated statement of cash flows for 2019 has been restated to include operating, investing and financing activities from discontinued operations separately in the cashflow statement. In addition, the 2019 cash flow from investing activities has been restated to reflect reclassification of the cash flow hedges in relation to the Australia divestiture reported in the financing activities in 2019 and recycled to profit or loss upon the completion of the transaction.

Financial performance

The tables in this management report provide the segment information per region for the period ended 31 December 2020 and 2019 in the format down to Normalized EBIT level that is used by management to monitor performance. To facilitate the understanding of our underlying performance, we are presenting in this management report the 2019 restated consolidated volumes and results up to Normalized EBIT. As such, these financials are included in the organic growth calculation. The profit, cash flow and balance sheet are presented as reported in 2019, adjusted to reflect the classification of the Australian business as discontinued operations.

We are presenting our results under five regions: North America, Middle Americas, South America, EMEA and Asia Pacific.

The tables below provide a summary of our performance for the period ended 31 December 2020 and 2019 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2019	Scope	Currency translation	Organic growth	2020	Organic growth %
Volumes	561 427	1 170	—	(31 954)	530 644	(5.7)%
Revenue	52 329	(81)	(3 410)	(1 957)	46 881	(3.7)%
Cost of sales	(20 362)	(121)	1 488	(640)	(19 634)	(3.1)%
Gross profit	31 967	(202)	(1 922)	(2 596)	27 247	(8.2)%
SG&A	(16 421)	26	1 008	19	(15 368)	0.1%
Other operating income/(expenses)	875	407	(36)	(402)	845	(46.2)%
Normalized EBIT	16 421	231	(950)	(2 980)	12 723	(18.3)%
Normalized EBITDA	21 078	239	(1 292)	(2 704)	17 321	(12.9)%
Normalized EBITDA margin	40.3%	—	—	—	36.9%	-382 bps

In 2020, our normalized EBITDA declined 12.9%, while our normalized EBITDA margin contracted 382 bps, reaching 36.9%.

Consolidated volumes declined by 5.7%, with own beer volumes down 5.8% and non-beer volumes down 3.8%, driven by the impact of the COVID-19 pandemic.

Consolidated revenue declined by 3.7% to 46 881m US dollar, with revenue per hectoliter growth 2.1%. Combined revenues of our global brands, Budweiser, Stella Artois and Corona declined by 5.0% globally and 5.3% outside of their respective home markets.

Consolidated Cost of Sales (CoS) increased 3.1%, and increased 9.8% on a per hectoliter basis, driven primarily by operational deleveraging resulting from the impact of the COVID-19 pandemic on our volumes and by supply chain adjustments implemented to meet evolving demand.

Consolidated other operating income/(expenses) in 2020 decreased by 46.2% primarily driven by lower other operating income in 2020 as a result of the COVID-19 pandemic and one-off gains in 2019 that were not repeated in 2020. In the fourth quarter of 2020, Ambev, our subsidiary, concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision and other tax credit adjustments, Ambev recognized 481m US dollar income in Other operating income for the year ended 31 December 2020. The impact is presented as a scope change. Additionally, Ambev recognized 315m US dollar of interest income in Finance income for the year ended 31 December 2020. Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the balance sheet date. As of 31 December 2020, the total amount of such credits and interest receivables represented 997m US dollar. Underlying profit attributable to equity holders and underlying EPS are positively impacted by 325m US dollar after tax and non-controlling interest.

VOLUMES

The table below summarizes the volume evolution per region and the related comments are based on organic numbers. Volumes include not only brands that we own or license, but also third-party brands that we brew as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export business, which includes our global headquarters and the export businesses which have not been allocated to our regions, are shown separately.

Thousand hectoliters	2019	Scope	Organic growth	2020	Organic growth %
North America	108 133	237	(1 525)	106 846	(1.4)%
Middle Americas	133 538	1 072	(13 810)	120 800	(10.3)%
South America	139 664	93	4 452	144 209	3.2%
EMEA	85 888	(115)	(9 566)	76 207	(11.2)%
Asia Pacific	93 168	(62)	(11 456)	81 649	(12.3)%
Global Export and Holding Companies	1 036	(55)	(48)	933	(5.1)%
AB InBev Worldwide	561 427	1 170	(31 954)	530 644	(5.7)%

North America total volumes decreased by 1.4%. In response to the COVID-19 pandemic, “stay-at-home” orders and other social distancing measures were implemented in the United States beginning in the middle of March 2020. We have since observed a gradual reopening of the on-premise channel, though the pace has been varied and there have been additional restrictions enforced as the year progressed. In the fourth quarter of 2020, the industry was impacted by the second wave of the COVID-19 pandemic and corresponding restrictions to the on-premise channel. Our advanced planning and analytic capabilities and global supply chain enabled us to effectively serve customers and consumers even with continued industry pressure and volatility caused by the COVID-19 pandemic. Our sales-to-retailers (“STRs”) declined by 0.2% in 2020, slightly below an industry that declined by 0.1%. This resulted in an estimated market share loss of 5 bps, as our above core portfolio gained an estimated 110 bps and our mainstream brands lost an estimated 115 bps. Our sales-to-wholesalers (“STWs”) declined by 1.7%. Our above core portfolio continued to outperform, driven by the ongoing momentum of Michelob ULTRA and successful innovations such as Bud Light Seltzer. Michelob ULTRA was once again the second-highest selling beer by value in the United States, after Bud Light, and was the number one share gainer in beer excluding flavored malt beverages in 2020, according to IRI. In addition, our portfolio of seltzers grew at double the rate of the industry, driven by a successful launch of Bud Light Seltzer. Continued execution of our commercial strategy has also resulted in flat share of mainstream segment in 2020.

In Canada, the COVID-19 pandemic resulted in a shift from the on-premise to the off-premise channel: as government restrictions came into place in the middle of March 2020, the on-premise channel was effectively shut down. In the fourth quarter of 2020, a second wave of the COVID-19 pandemic resulted in renewed restrictions. Our business in Canada grew volumes by low single digits in 2020, ahead of the industry, due to the consistent execution of our commercial strategy. This was driven by the outperformance of our above core brands, led by Corona and Michelob ULTRA. Corona grew by high single digits and Michelob ULTRA was the fastest growing beer brand for the second year in a row. Our beyond beer portfolio grew by over 25%, driven by successful innovations in the Mike’s Hard brand family and the expansion of the hard seltzer category.

Middle Americas total volumes decreased by 10.3%. In 2020, our business in Mexico delivered a very healthy performance in the context of a volatile external environment. Our volumes in Mexico declined by high single digits due to a two-month government-mandated shutdown of our operations in the second quarter of 2020. We rapidly resumed operations and outperformed the industry in the year, resulting in continued market share gains. We remain focused on developing our portfolio in line with the category expansion framework. We continue to strengthen our core brands, with the growth of Corona and Victoria combined outperforming the industry in 2020. Our above core portfolio is growing at a rapid pace, with the Modelo family of brands contributing the largest absolute volume growth in the beer category. Michelob ULTRA also demonstrated strong results. Leveraging the brand’s consumer proposition and equity, we recently launched pilots of Michelob ULTRA Hard Seltzer as we drive our focus on industry growth, by leading the way in new segments. We continue to support our customers through trade reactivation programs and digital solutions, such as the rollout of BEES, which more than doubled in size throughout 2020. Our proprietary chain of retail stores, Modelorama, expanded its footprint with over 600 new locations to reach a total of approximately 9,500 outlets across the country. We also successfully completed the third and fourth waves of our expansion into the country’s largest convenience store, OXXO, making our brands available in over 7,700 stores. In line with our plan, we launched the next phase of the rollout into an approximately 1,100 more stores in January 2021. We remain excited about the long-term growth potential and incrementality of these opportunities.

In Colombia, the first half of 2020 was significantly impacted by social distancing measures put in place in the middle of March 2020 including a national quarantine. The on-premise channel, which comprises slightly more than 50% of our volumes, was closed across the country, although sales were permitted for home delivery. The restrictions began to ease throughout the second quarter of 2020 and in June, a gradual re-opening of certain sectors of the economy led to improving consumer confidence and disposable income. In 2020, our total volumes declined by high single digits, with volume declines in both beer and non-beer. Our teams continue to work closely with local governments to support the safe recovery of the on-premise channel. We continue to successfully expand the premium segment, led by our global brand portfolio, which grew by high teens in 2020. As part of our digital transformation journey, we accelerated the rollout of BEES, which is now utilized by hundreds of thousands of our customers and converting the majority of our revenue digitally by the end of 2020.

In Peru, volume declined by double-digits due to a government-mandated shutdown in March and April 2020 and stay-at-home restrictions in the following months. However, our performance improved progressively as restrictions were lifted. We remain focused on implementing our category expansion framework. Our global brands finished the year with a strong performance, growing by high double-digits. Our smart affordability innovation, Golden, which provides consumers with a unique combination of maize and barley at affordable prices, continues to deliver good results. We also announced that we are sourcing all of our maize for Golden from local farmers to continue supporting the country’s economic recovery.

In Ecuador, our volumes declined by double-digits in 2020, impacted by the COVID-19 pandemic and associated government restrictions. Our performance was significantly impacted by government measures starting in March 2020, that shut down the on-premise channel across the country, as well as some local measures that shut down full regions. The restrictions were gradually lifted as of September 2020, although we remain cautious as government restrictions were re-implemented across the country in the last two months of 2020. We continue to focus on expanding the beer category and are seeing success from our premiumization initiatives. Our global brands finished the year strong, led by the expansion of Corona and Stella Artois, and we recently enhanced our premium brand portfolio with the launch of Beck’s. Additionally, we are focused on bringing more consumers into the category through attractive price points with high quality products such as our local crop innovation, Nuestra Siembra, which continues to deliver strong results.

South America total volumes increased by 3.2%. In Brazil, our volumes increased by 4.2%. In March 2020, restrictive measures were implemented across Brazilian states in response to the COVID-19 pandemic, including the lockdown of the on-premise channel impacting our volumes in the first half of 2020. However, our beer business in Brazil delivered a strong performance this year in a challenging environment. We grew beer volumes by 5.6% in 2020, outperforming the industry, through the successful execution of our customer- and consumer-centric strategy and by driving operational excellence. Our premium portfolio outperformed the industry, we stabilized the performance of our core brands and we delivered highly successful innovations such as Brahma Duplo Malte, a brand that has greatly expanded the previously under-developed core plus segment. We continue to advance the digital transformation of our business, with our online B2B marketplace and direct-to-consumer initiatives growing at an exponential rate and rapidly expanding across the country. Almost half of our active customers are currently utilizing BEES. Our main direct-to-consumer initiative, Zé Delivery, is now in all 27 Brazilian states significantly accelerated with more than 27 million orders fulfilled in 2020. Our performance was also positively impacted by government subsidies from April to December that increased consumer disposable income, leading to increased consumer demand. Our non-beer volumes were flattish in 2020.

In Argentina, as of the middle of March 2020, a full national lockdown was implemented in response to the COVID-19 pandemic. The on-premise channel was effectively shut down and there were restrictions on hours of operation in the off-premise channel, which represents approximately 90% of our volume. We delivered slight volume growth this year and outperformed the industry, even in the context of a challenging consumer environment. This was a result of leveraging our diverse brand portfolio, led by the double-digit growth of our premium and core plus brands, coupled with our unparalleled scale, operational excellence and the digital transformation of our business with direct-to-consumer initiatives.

EMEA total volumes decreased by 11.2%. In Europe, we observed a widespread shut down of the on-premise channel beginning in March 2020, which represented approximately 30% of our business in the region. In June 2020, we saw the gradual re-opening of the on-premise channel in most of our markets, resulting in improved volume trends. In the fourth quarter of 2020, our performance was significantly impacted by renewed on-premise shutdowns and mobility restrictions. As a result, our volume in Europe declined by high single digits in 2020. We estimate we gained market share on a full year basis in the majority of our key markets, with particularly strong gains in France, Germany and the Netherlands.

Our business in South Africa was significantly impacted by three outright government-mandated bans on the sale of alcohol over the course of 2020, which resulted in double-digit volume decline. The first ban began in late March 2020 and lasted until the end of May 2020, which included a complete ban on the sale of alcohol beverages. Our brewery and distribution operations were severely restricted by the government mandates in place during this time. We fully resumed our operations at the beginning of June 2020, however, our business in South Africa was significantly impacted by a second outright ban on the sale of alcohol beverages implemented from mid-July to mid-August 2020. We observed robust consumer demand once the government lifted the ban with volume growth resuming in September 2020. On 29 December 2020, the government instituted a third alcohol ban, affecting a key selling week for beer. Outside of these bans, we saw solid underlying consumer demand for our portfolio throughout 2020, resulting in estimated market share gains in both beer and total alcohol. We saw consumers shifting to more affordable brands and bulk returnable packages, particularly benefitting our core brands, such as Carling Black Label. Our flavored alcohol beverages, Brutal Fruit and Flying Fish, outperformed this year, reinforcing the advantages of a diverse brand portfolio to meet consumer needs across styles and price points. The third alcohol ban instituted on 29 December 2020 was lifted on 1 February 2021 and we resumed our operations on 2 February 2021.

In Africa excluding South Africa, measures taken to combat the COVID-19 pandemic varied by country, but implementation generally began in late March and early April 2020 to shut down the on-premise channel in most markets. Our breweries mostly remained operational and we were servicing the market, primarily the off-premise channel, in compliance with government regulations. Our business was negatively impacted by the COVID-19 pandemic, but we saw resilient consumer demand in many of our markets as restrictions began to ease. We delivered healthy volume growth in Mozambique and Zambia this year. Volumes declined in Tanzania and Uganda, as both markets were impacted by an ongoing challenging economic environment. In Nigeria, we delivered low single digit volume growth in 2020, driven by successful investments in developing our brand portfolio and enhancing our route-to-market capabilities.

Asia Pacific total volumes decreased by 12.3%. In 2020, our volumes in China declined by 10.0%. COVID-19 struck China in late January 2020, just before the start of the Chinese New Year celebrations, one of the largest consumption occasions of the year. Most provinces implemented significant lockdown measures to combat the virus, lasting from late January through at least the end of February 2020. During this period, we observed virtually no activity in the nightlife channel, very limited activity in the restaurant channel and a meaningful decline in the in-home channel. In March 2020, we observed a steady recovery in the in-home and restaurant channels, though the nightlife channel was recovering at a slower pace due to ongoing social distancing measures. By the end of March 2020, we had re-opened all our breweries in China and almost all our wholesalers had resumed operations. Our business in China continued to recover throughout the course of the year, including in the on-premise channel. While we lost substantial market share between February and April 2020 due to the COVID-19 impact on the on-premise channel, we recovered swiftly through our effective commercial actions and resource allocation. We consistently gained market share in each subsequent quarter, especially in the fourth quarter of 2020, with an estimated market share gain of 140 bps. As a result, we significantly reduced the 2020 market share loss to an estimated 55 bps. Premiumization continues to be a key driver of growth, led by our premium and super premium portfolios, with brands such as Budweiser. We estimate that we continue to lead the beer category in the e-commerce channel with a market share twice that of the next brewer and are leveraging this growing channel to launch our innovation products.

South Korea faced a significant outbreak of the virus in late February 2020, though businesses largely remained open across most of the country. In the third quarter of 2020, we faced a challenging operating environment, due to another COVID-19 outbreak that severely impacted consumer confidence and resulted in significant restrictions on the on-premise channel. In the fourth quarter of 2020, South Korea faced its most serious outbreak of COVID-19 pandemic and consequently the toughest level of restrictions yet. We estimate that our total market share declined by approximately 220 bps in 2020, more than half of which was driven by channel mix shift mainly resulting from the COVID-19 pandemic. In the growing in-home channel, we grew market share in 2020, according to Nielsen. In the on-premise channel, while we estimate that we lost market share in 2020, the trend improved throughout the year with gains in the fourth quarter of 2020 driven by the increasing momentum of Cass. We continued to lead the Premium space and estimate that we outperformed the industry in this segment.

OPERATING ACTIVITIES BY REGION

The tables below provide a summary of the performance of each region, for the period ended 31 December 2020 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2019	Scope	Currency translation	Organic growth	2020	Organic growth %
Volumes	561 427	1 170	—	(31 954)	530 644	(5.7)%
Revenue	52 329	(81)	(3 410)	(1 957)	46 881	(3.7)%
Cost of sales	(20 362)	(121)	1 488	(640)	(19 634)	(3.1)%
Gross profit	31 967	(202)	(1 922)	(2 596)	27 247	(8.2)%
SG&A	(16 421)	26	1 008	19	(15 368)	0.1%
Other operating income/(expenses)	875	407	(36)	(402)	845	(46.2)%
Normalized EBIT	16 421	231	(950)	(2 980)	12 723	(18.3)%
Normalized EBITDA	21 078	239	(1 292)	(2 704)	17 321	(12.9)%
Normalized EBITDA margin	40.3%	—	—	—	36.9%	-382	bps

North America	2019	Scope	Currency translation	Organic growth	2020	Organic growth %
Total volumes (thousand hls)	108 133	237	—	(1 525)	106 846	(1.4)%
Revenue	15 488	44	(23)	114	15 622	0.7%
Cost of sales	(5 789)	(20)	7	(67)	(5 870)	(1.2)%
Gross profit	9 698	23	(17)	47	9 752	0.5%
SG&A	(4 372)	(44)	9	39	(4 369)	0.9%
Other operating income/(expenses)	26	—	—	(40)	(14)	(157.7)%
Normalized EBIT	5 352	(21)	(8)	46	5 369	0.9%
Normalized EBITDA	6 185	(16)	(9)	13	6 172	0.2%
Normalized EBITDA margin	39.9%	—	—	—	39.5%	-21	bps

Middle Americas	2019	Scope	Currency translation	Organic growth	2020	Organic growth %
Total volumes (thousand hls)	133 538	1 072	—	(13 810)	120 800	(10.3)%
Revenue	11 912	23	(776)	(1 127)	10 032	(9.4)%
Cost of sales	(3 549)	(24)	250	(8)	(3 331)	(0.2)%
Gross profit	8 363	(1)	(526)	(1 135)	6 701	(13.6)%
SG&A	(3 049)	8	204	127	(2 710)	4.2%
Other operating income/(expenses)	121	(7)	1	(108)	6	(95.3)%
Normalized EBIT	5 435	—	(321)	(1 117)	3 997	(20.5)%
Normalized EBITDA	6 356	—	(403)	(939)	5 014	(14.8)%
Normalized EBITDA margin	53.4%	—	—	—	50.0%	-313	bps

South America	2019	Scope	Currency translation	Organic growth	2020	Organic growth %
Total volumes (thousand hls)	139 664	93	—	4 452	144 209	3.2%
Revenue	9 790	(142)	(2 306)	750	8 092	7.8%
Cost of sales	(4 009)	(3)	1 075	(849)	(3 786)	(21.2)%
Gross profit	5 781	(144)	(1 231)	(99)	4 306	(1.8)%
SG&A	(2 791)	(8)	700	(318)	(2 417)	(11.4)%
Other operating income/(expenses)	201	413	(35)	(56)	522	(28.1)%
Normalized EBIT	3 190	261	(566)	(473)	2 412	(15.6)%
Normalized EBITDA	4 145	261	(788)	(439)	3 179	(11.0)%
Normalized EBITDA margin	42.3%	—	—	—	39.3%	-720	bps

EMEA	2019	Scope	Currency translation	Organic growth	2020	Organic growth %
Total volumes (thousand hls)	85 888	(115)	—	(9 566)	76 207	(11.2)%
Revenue	7 911	(7)	(234)	(835)	6 835	(10.6)%
Cost of sales	(3 506)	5	119	(12)	(3 394)	(0.3)%
Gross profit	4 404	(2)	(115)	(847)	3 441	(19.2)%
SG&A	(2 862)	1	69	95	(2 696)	3.3%
Other operating income/(expenses)	264	—	—	(102)	163	(38.5)%
Normalized EBIT	1 807	(1)	(46)	(853)	907	(47.2)%
Normalized EBITDA	2 781	(1)	(79)	(806)	1 895	(29.0)%
Normalized EBITDA margin	35.2%	—	—	—	27.7%	-724	bps

Asia Pacific	2019	Scope	Currency translation	Organic growth	2020	Organic growth %
Total volumes (thousand hls)	93 168	(62)	—	(11 456)	81 649	(12.3)%
Revenue	6 544	—	(65)	(831)	5 648	(12.7)%
Cost of sales	(2 919)	5	32	277	(2 605)	9.5%
Gross profit	3 625	5	(33)	(554)	3 042	(15.2)%
SG&A	(2 216)	1	24	94	(2 097)	4.2%
Other operating income/(expenses)	230	—	(1)	(83)	146	(36.0)%
Normalized EBIT	1 639	6	(11)	(543)	1 091	(32.8)%
Normalized EBITDA	2 287	6	(18)	(538)	1 737	(23.4)%
Normalized EBITDA margin	35.0%	—	—	—	30.8%	-430	bps

Global Export and Holding Companies	2019	Scope	Currency translation	Organic growth	2020	Organic growth %
Total volumes (thousand hls)	1 036	(55)	—	(48)	933	(5.1)%
Revenue	685	1	(6)	(27)	652	(4.1)%
Cost of sales	(590)	(84)	6	19	(648)	2.9%
Gross profit	95	(83)	—	(8)	4	(56.9)%
SG&A	(1 131)	68	2	(18)	(1 079)	(1.7)%
Other operating income/(expenses)	35	1	—	(13)	22	(35.3)%
Normalized EBIT	(1 001)	(14)	2	(39)	(1 053)	(3.9)%
Normalized EBITDA	(676)	(11)	5	4	(677)	0.6%

REVENUE

Our consolidated revenue declined by 3.7% to 46 881m US dollar with revenue per hectoliter growth of 2.1%, driven by restrictions related to the COVID-19 pandemic. The COVID-19 pandemic resulted in a shift from the on-premise channel to the off-premise channel in different markets, impacting our top-line.

COST OF SALES

Our cost of Sales (CoS) increased by 3.1% and increased by 9.8% on a per hectoliter basis driven primarily by operational deleveraging resulting from the impact of the COVID-19 pandemic on our volumes and by supply chain adjustments implemented to meet evolving demand.

OPERATING EXPENSES

Our total operating expenses decreased 2.5% in 2020:

•	Selling, General & Administrative Expenses (SG&A) decreased by 0.1%.

•

Other operating income decreased 46.2% primarily driven by lower other operating income in 2020 as a result of the COVID-19 pandemic and one-off gains in 2019 that were not repeated in 2020. In addition, in the fourth quarter of 2020, Ambev, our subsidiary, concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision and other tax credit adjustments, Ambev recognized 481m US dollar income in Other operating income for the year ended 31 December 2020. The impact is presented as a scope change.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Our normalized EBITDA declined 12.9% organically to 17 321m US dollar, with an EBITDA margin of 36.9%, representing an EBITDA margin organic contraction of 382 bps.

•

North America EBITDA increased 0.2% to 6 172m US dollar with a margin contraction of (21) bps to 39.5% as top-line growth, favorable brand mix, and ongoing cost efficiencies were partially offset by lapping one-time prior year gains in other operating income.

•

Middle Americas EBITDA decreased 14.8% to 5 014m US dollar with a margin contraction of (313) bps to 50.0%, due primarily to the two-month government-mandated shutdown during the second quarter of 2020 in Mexico, as we resumed operations quickly to deliver top-line and bottom-line growth with margin expansion in the second half of 2020.

•

South America EBITDA decreased 11.0% to 3 179m US dollar with a margin contraction of (720) bps to 39.3%, impacted by transactional currency headwinds and adverse packaging mix, with a year-over-year increase of one-way packaging, particularly cans.

•

EMEA EBITDA decreased 29.0% to 1 895m US dollar with a margin contraction of (724) bps to 27.7% as a result of operational deleverage and channel mix in light of the on-premise shutdowns, as the on-premise channel carries higher EBITDA margins in continental Europe, and three outright government-mandated bans on the sale of alcohol over the course of 2020 in South Africa.

•	Asia Pacific EBITDA decreased 23.4% to 1 737m US dollar with a margin contraction of (430) bps to 30.8% primarily driven by the top-line decline.

•	Global Export and Holding Companies EBITDA of (677)m US dollar in the year ended 31 December 2020 (31 December 2019: (676)m US dollar).

Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region’s sales and premium product mix.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by us to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding profit from discontinued operations and the following effects from profit from continuing operations attributable to our equity holders: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items above EBIT (including non-recurring impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit from continuing operations attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and our definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

Million US dollar	Notes	2020	2019
Profit attributable to equity holders of AB InBev		1 405	9 171
Non-controlling interest		797	1 243
Profit of the period		2 202	10 414
Profit from discontinued operations	22	(2 055)	(424)
Profit from continuing operations		147	9 990
Income tax expense	12	1 932	2 786
Share of result of associates	16	(156)	(152)
Non-recurring net finance cost/(income)	11	1 738	(882)
Net finance cost	11	5 959	4 355
Non-recurring items above EBIT (including non-recurring impairment)	8	3 103	323
Normalized EBIT		12 723	16 421
Depreciation, amortization and impairment (excluding non-recurring impairment)	10	4 598	4 657
Normalized EBITDA		17 321	21 078

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-recurring items are disclosed in Note 8 Non-recurring items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on our financial statements. The following table sets forth the percentage of our revenue realized by currency for the year ended 31 December 2020 and 31 December 2019:

	2020	2019
US dollar	31.9%	30.2%
Brazilian real	12.7%	14.1%
Chinese yuan	9.1%	9.1%
Mexican peso	8.9%	9.0%
Euro	6.9%	6.1%
Canadian dollar	3.9%	3.4%
Colombian peso	3.8%	4.2%
South African rand	3.3%	4.1%
Pound sterling	2.7%	2.3%
Peruvian peso	2.5%	3.1%
Argentinean peso¹	2.4%	2.3%
South Korean won	2.3%	2.5%
Dominican peso	1.9%	1.9%
Other	7.6%	7.7%

The following table sets forth the percentage of our normalized EBITDA realized by currency for the year ended 31 December 2020 and 31 December 2019:

	2020	2019
US dollar	31.6%	30.3%
Brazilian real	14.5%	14.5%
Mexican peso	13.0%	11.5%
Chinese yuan	7.6%	8.0%
Euro	7.1%	6.8%
Colombian peso	4.9%	5.3%
Peruvian peso	3.6%	4.6%
Canadian dollar	2.9%	2.6%
Dominican peso	2.8%	2.5%
South African rand	2.6%	3.6%
Argentinean peso¹	2.0%	2.6%
South Korean won	1.9%	2.1%
Pound sterling	0.7%	0.3%
Other	5.0%	5.3%

In 2020, the fluctuation of the foreign currency rates had a negative translation impact, including hyperinflation accounting impact, of 3 410m US dollar on our revenue (2019: negative impact of 2 664m US dollar), of 1 292m US dollar on our normalized EBITDA (2019: negative impact of 1 123m US dollar) and of 950m US dollar on our normalized EBIT (2019: negative impact of 843m US dollar).

Our profit from continuing operations (after tax) has been negatively affected by the fluctuation of foreign currencies, including hyperinflation accounting impact, amounted to 288m US dollar (2019: negative impact of 582m US dollar), while the negative translation impact, including hyperinflation accounting impact, on our EPS (profit attributable to our equity holders) was 174m US dollar or 0.09 US dollar per share (2019: negative impact of 527m US dollar or 0.27 US dollar per share).

The impact of the fluctuation of the foreign currencies on our net debt amounted to 3 426m US dollar (increase of net debt) in 2020, as compared to an impact of 444m US dollar (decrease of net debt) in 2019. The impact of the fluctuation of the foreign currencies on the equity attributable to our equity holders amounted to 9 943m US dollar (decrease of equity), as compared to an impact of 1 143m US dollar (increase of equity) in 2019.

PROFIT

Normalized profit attributable to our equity holders was 3 807m US dollar (normalized EPS 1.91 US dollar) in 2020, compared to 8 086m US dollar (normalized EPS 4.08 US dollar) in 2019. Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 5 022m USD in 2020 (Underlying EPS 2.51 US dollar) as compared to 7 196m USD in 2019 (Underlying EPS 3.63 US dollar) (see Note 23 Changes in equity and earnings per share for more details). Profit attributable to our equity holders for 2020 was 1 405m US dollar, compared to 9 171m US dollar for 2019 and includes the following impacts:

•

Net finance costs (excluding non-recurring net finance items): 5 959m US dollar in 2020 compared to 4 355m US dollar in 2019. This increase was primarily due to mark-to-market adjustment linked to the hedging of our share-based payment programs amounting to a loss of 1 211m USD dollar in 2020, compared to a gain of 898m USD dollar in 2019 resulting in a swing of 2 109m US dollar.

[1]	Hyperinflation accounting was adopted in 2018 to report the company’s Argentinian operations.

•

Non-recurring net finance cost and income: Non-recurring net finance cost amounted to 1 738m US dollar in 2020 (2019: 882m US dollar income). 1 008m US dollar loss resulted from mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and the restricted shares issued in connection with the combination with SAB (2019: 878m US dollar gain) and 795m US dollar loss resulted from the early termination of certain bonds (2019: 84m US dollar gain).

•

Non-recurring items: During the second quarter of 2020, we reported a 2.5 billion USD non-cash goodwill impairment charge. The COVID-19 pandemic resulted in a sharp contraction of sales during the second quarter of 2020 in many countries in which we operate. We concluded by 30 June 2020 that a triggering event occurred which required us to perform an impairment test. The impairment test considered three scenarios for recovery of sales for the tested cash-generating units: a base case (which we deemed to be the most likely case at the time of the interim impairment test), a best case and a worst case. Based on the results of the interim impairment test, we concluded that no goodwill impairment was warranted under the base and best case scenarios. Nevertheless, under the worst case scenario ran with higher discounts rates to factor the heightened business risk, we concluded that the estimated recoverable amounts were below their carrying value for the South Africa and Rest of Africa cash-generating units. As a consequence, we determined that it was prudent, in view of the uncertainties, to record an impairment charge of 2.5 billion USD applying a 30% probability of occurrence of the worst case scenario. The goodwill impairment charge was partially offset by a 1.9 billion USD gain on the disposal of the Australia operations reported in discontinued operations. In addition, in 2020, we incurred 603m US dollar of non-recurring costs mainly comprising of 157m US dollar of restructuring costs, 239m US dollar of business and asset disposal costs mostly related to non-recurring impairment of tangible and intangible assets and 182m US dollar of costs associated with COVID-19 (these costs are mainly related to personal protection equipment for our colleagues, charitable donations and other costs incurred as a direct consequence of the COVID-19 pandemic).

•

Income tax expense: 1 932m US dollar in 2020 with an effective tax rate of 100.4% compared to 2 786m US dollar in 2019 with an effective tax rate of 22.1%. The 2020 effective tax rate is negatively impacted by the non-deductible, non-cash goodwill impairment loss and the non-deductible losses from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The 2019 effective tax rate was positively impacted by non-taxable gains from these derivatives. The normalized effective tax rate was 30.9% in 2020 compared to 23.0% in 2019. The normalized effective tax rate excluding mark-to-market gains or losses linked to the hedging of our share-based payment programs was 26.2% in 2020 compared to 24.9% in 2019.

•	Profit attributable to non-controlling interest: 797m US dollar in 2020 compared to 1 243m US dollar in 2019.

•

Profit from discontinued operations: 2 055m US dollar in 2020 compared to 424m US dollar in 2019. The increase primarily relates to an exceptional 1.9 billion US dollar gain on the divestiture of the Australian operations completed on 1 June 2020.

Liquidity position and capital resources

CASH FLOWS

Million US dollar	2020	2019
Cash flow from operating activities	10 891	14 036
Cash flow from investing activities	6 336	(4 931)
Cash flow from financing activities	(8 475)	(8 755)
Net increase/(decrease) in cash and cash equivalents	8 752	350

Cash flow from operating activities

Million US dollar	2020	2019
Profit from continuing operations	147	9 990
Interest, taxes and non-cash items included in profit	17 024	11 029
Cash flow from operating activities before changes in working capital and use of provisions	17 171	21 019
Change in working capital	592	(5)
Pension contributions and use of provisions	(616)	(715)
Interest and taxes (paid)/received	(6 391)	(7 063)
Dividends received	51	160
Cash flow from operating activities on Australia discontinued operations	84	640
Cash flow from operating activities	10 891	14 036

Our cash flow from operating activities reached 10 891m US dollar in 2020 compared to 14 036m US dollar in 2019. The decrease mainly results from the negative impact of the COVID-19 pandemic on our results in 2020 and the negative foreign currency translation impact compared to prior year.

Cash flow from investing activities

Million US dollar	2020	2019
Net capex	(3 687)	(4 854)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(510)	(252)
Proceeds from Australia divestiture	10 838	219
Net proceeds from sale/(acquisition) of other assets	(292)	33
Cash flow from investing activities on Australia discontinued operations	(13)	(77)
Cash flow from investing activities	6 336	(4 931)

Our cash inflow from investing activities was 6 336m US dollar in 2020 compared to a cash outflow of (4 931)m US dollar in 2019. The increase in the cash flow from investing activities was mainly due to 10 838m US dollar proceeds from the divestiture of the Australian business.

Our net capital expenditures amounted to 3 687m US dollar in 2020 and 4 854m US dollar in 2019. Out of the total 2020 capital expenditures approximately 41% was used to improve the company’s production facilities while 44% was used for logistics and commercial investments and 15% was used for improving administrative capabilities and for the purchase of hardware and software.

Cash flow from financing activities

Million US dollar	2020	2019
Dividends paid	(1 800)	(5 015)
Net (payments on)/proceeds from borrowings	(8 294)	(8 008)
Payment of lease liabilities	(461)	(441)
Proceeds from public offering of minority stake in Budweiser APAC	—	5 575
Sale/(purchase) of non-controlling interests and other	2 086	(842)
Cash flow from financing activities on Australia discontinued operations	(6)	(24)
Cash flow from financing activities	(8 475)	(8 755)

Our cash flow from financing activities amounted to (8 475)m US dollar in 2020, as compared to a cash flow of (8 755)m US dollar in 2019. On 31 December 2020, we completed the issuance of a 49.9% minority stake in our US-based metal container operations to Apollo for net proceeds of 3.0 billion USD.

In March 2020, the company drew the full 9.0 billion US dollar commitment under the 2010 Senior Facilities Agreement and as of 31 December 2020, the amount has been repaid in full. In addition, on 2 April 2020 and 3 April 2020, Anheuser-Busch InBev NV/SA and Anheuser-Busch InBev Worldwide Inc. completed the issuance of series of EUR and USD bonds for a total amount of approximately 11.0 billion US dollar. Throughout 2020, we undertook a series of liability management initiatives to further de-risk our balance sheet while creating value. We applied the 10.8 billion US dollar proceeds from the sale of our Australian subsidiary and approximately 11 billion US dollar proceeds from the issuance of bonds to reduce gross debt with maturities over the next five years by approximately 18 billion US dollar. These proactive actions extended our weighted average maturity from approximately 14 years in 2019 to over 16 years in 2020.

As of 31 December 2020, we had total liquidity of 24.3 billion US dollar, which consisted of 9.0 billion US dollar available under committed long-term credit facilities and 15.3 billion US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund the company’s continuing operations.

CAPITAL RESOURCES AND EQUITY

Our net debt amounted to 82.7 billion US dollar as of 31 December 2020 as compared to 95.5 billion US dollar on a reported basis (and 84.6 billion US dollar, when adjusted for the proceeds of the divestment of the Australian operations) as of 31 December 2019.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by our management to highlight changes in the company’s overall liquidity position. We believe that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating our progress towards deleveraging toward its optimal net debt to normalized EBITDA ratio of around 2x.

Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (6.4 billion US dollar increase of net debt), settlement of derivatives (0.7 billion US dollar increase of net debt), dividend payments to shareholders of AB InBev and Ambev (1.8 billion US dollar), foreign exchange impact on net debt (3.4 billion US dollar increase of net debt), the proceeds from the divestiture of the Australian business (10.8 billion US dollar decrease of net debt) and the proceeds related to the issuance of a 49.9% minority stake in the company’s US-based metal container operations (3.0 billion US dollar decrease of net debt).

Net debt to normalized EBITDA increased from 4.0x for the 12-month period ending 31 December 2019 (when accounting for the proceeds received from the divestment of the Australian operations, while excluding the last 12-month EBITDA from the Australian operations) to 4.8x for the 12-month period ending 31 December 2020.

Consolidated equity attributable to our equity holders as at 31 December 2020 was 68 024m US dollar, compared to 75 722m US dollar as at 31 December 2019. The decrease in equity is primarily related to the combined effect of the weakening of the closing rates of the Mexican peso, the South African rand, the Colombian peso, the Brazilian real and the Peruvian sol, and the strengthening of the Euro, which resulted in a foreign exchange translation adjustment of 9 943m US dollar as of 31 December 2020 (decrease of equity).

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 24 Interest-bearing loans and borrowings and Note 29 Risks arising from financial instruments.

As of 31 December 2020, the company’s credit rating from Standard & Poor’s was BBB+ for long-term obligations and A-2 for short-term obligations, with a negative outlook, and the company’s credit rating from Moody’s Investors Service was Baa1 for long-term obligations and P-2 for short-term obligations, with a stable outlook.

Research and development

Given our focus on innovation, we place a high value on research and development. In 2020, we spent 296m US dollar in research and development (2019: 291m US dollar). The spent focused on product innovations, market research, as well as process optimization and product development.

Research and development in product innovation covers liquid, packaging and draft innovation. Product innovation consists of breakthrough innovation, incremental innovation and renovation. The main goal for the innovation process is to provide consumers with better products and experiences. This implies launching new liquid, new packaging and new draught products that deliver better performance both for the consumer and in terms of top-line results, by increasing our competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different drink categories and the offering of beverages increasing, our research and development efforts also require an understanding of the strengths and weaknesses of other beverage categories, spotting opportunities for beer and developing consumer solutions (products) that better address consumer need and deliver better experience. This requires understanding consumer emotions and expectations. Sensory experience, premiumization, convenience, sustainability and design are all central to our research and development efforts.

Research and development in process optimization is primarily aimed at quality improvement, capacity increase (plant debottlenecking and addressing volume issues, while minimizing capital expenditure) and improving efficiency. Newly developed processes, materials and/or equipment are documented in best practices and shared across business regions. Current projects range from malting to bottling of finished products.

Knowledge management and learning is also an integral part of research and development. We seek to continuously increase our knowledge through collaborations with universities and other industries.

Our research and development team is briefed annually on the company’s and the business regions’ priorities and approves concepts which are subsequently prioritized for development. The research & development teams invest in both short- and long-term strategic projects for future growth, with the launch time depending on complexity and prioritization. Launch time usually falls within the next calendar year.

The Global Innovation and Technology Center (“GITeC”), located in Leuven, accommodates the Packaging, Product, Process Development teams and facilities such as Labs, Experimental Brewery and the European Central Lab, which also includes Sensory Analysis. In addition to GITeC, we also have Product, Packaging and Process development teams located in each of our geographic regions focusing on the short-term needs of such regions.

Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

AB InBev’s business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic. AB InBev has experienced disruptions to its ability to operate its production facilities in some countries, and in the future, it may experience further disruption to its ability to operate its production facilities or distribution operations as a result of regulatory restrictions, safety protocols, social distancing requirements and heightened sanitation measures. Any sustained interruption in AB InBev’s operations or its business partners’ operations, distribution network or supply chain, or any significant continuous shortage of raw materials or other supplies could impact AB InBev’s ability to make, manufacture, distribute or sell its products or may result in an increase in its costs of production and distribution. Sales of AB InBev’s products in the on-premise channel have been significantly impacted by the implementation of social distancing and lockdown measures in most of its markets, including the closure of bars, clubs and restaurants and restrictions on sporting events, music festivals and similar events. If the COVID-19 pandemic intensifies and expands geographically, its negative impacts on AB InBev’s sales could be more prolonged and may become more severe. Deteriorating economic and political conditions in many of AB InBev’s major markets affected by the COVID-19 pandemic, such as increased unemployment, decreases in disposable income, declines in consumer confidence, or economic slowdowns or recessions, could cause a further decrease in demand for its products. Furthermore, the ongoing economic impacts and health concerns associated with the COVID-19 pandemic may continue to affect consumer behavior, spending levels and consumption preferences. The impact of the COVID-19 pandemic on global economic conditions has impacted and may continue to impact the proper functioning of financial and capital markets, as well as foreign currency exchange rates, commodity and energy prices and interest rates. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access, or costs of, capital or borrowings, its business, its liquidity, its net debt to EBITDA ratio, credit ratings, results of operations and financial condition. Compliance with governmental measures imposed in response to COVID-19 has caused and may continue to cause us to incur additional costs, and any inability to comply with such measures can subject AB InBev to restrictions on its business activities, fines, and other penalties, any of which can adversely affect its business.

Any of the negative impacts of the COVID-19 pandemic (or any future outbreak or recurrence of COVID-19 following the relaxation of current social distancing and lockdown measures), including those described above, alone or in combination with others, may have a material adverse effect on AB InBev’s results of operations, financial condition and cash flows.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and an economic or financial crisis (including as a result of the COVID-19 pandemic), or otherwise. These could result in reduced consumption or sales prices of AB InBev’s products, which in turn could result in lower revenue and reduced profit. AB InBev’s financial condition and results of operations, as well as AB InBev’s future prospects, would likely be hindered by an economic downturn in any of its key markets. Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the U.S. dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollar for reporting purposes as translational exposures are not hedged. Also, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Further, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of unexpected increases in tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for its future capital needs or to refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available or provided on attractive terms. AB InBev has incurred substantial indebtedness by entering into a senior credit facility and accessing the bond markets from time to time based on its financial needs, including as a result of the acquisition of SAB. The portion of AB InBev’s consolidated balance sheet represented by debt will remain significantly higher as compared to its historical position. AB InBev’s increased level of debt could have significant consequences for AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates, (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility, dislocations and liquidity disruptions in the global credit markets in recent years, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev may restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging toward its optimal net debt to normalized EBITDA ratio of around 2x.

Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

Certain of AB InBev’s operations depend on effective distribution networks to deliver its products to consumers, and distributors play an important role in distributing a significant proportion of beer and other beverages. Generally, distributors purchase AB InBev’s products from AB InBev and then on-sell them either to other distributors or points of sale. Such distributors are either government-controlled or privately owned but independent wholesale distributors for distribution of AB InBev’s products, and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors, who could engage in practices that harm AB InBev’s reputation as consumers look to AB InBev for the quality and availability of its products, or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. Although the company works with its associates on the implementation of appropriate processes and controls, the company also faces additional risks and uncertainties with respect to these minority investments because the company may be dependent on systems, controls and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition.

AB InBev may have a conflict of interest with its majority-owned subsidiaries. For example, a conflict of interest could arise if the subsidiary brings a legal claim for an alleged contractual breach, which could materially and adversely affect AB InBev’s financial condition. A conflict of interest may also arise as a result of any dual roles played by AB InBev directors who may also be managers or senior officers in the subsidiary. Notwithstanding policies and procedures to address the possibility of such conflicts of interest, AB InBev may not be able to resolve all such conflicts on terms favorable to AB InBev.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer, alcoholic beverages and soft drinks, and for packaging material. The termination of or any material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer, alcoholic beverages and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. Certain of AB InBev’s subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on such supplies in the future. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

The size of AB InBev, contractual limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. AB InBev cannot enter into further transactions unless it can identify suitable candidates and agree on the terms with them. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

An inability to reduce costs could affect AB InBev’s profitability. Additionally, the Tax Matters Agreement AB InBev has entered into with Altria Group Inc. imposes some limits on the ability of the Combined Group to effect some reorganizations which it may otherwise consider.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals. AB InBev is pursuing a number of initiatives to improve operational efficiency. If AB InBev fails for any reason to successfully complete these measures and programs as planned or to derive the expected benefits from these measures and programs, there is a risk of increased costs associated with these efforts, delays in benefit realization, disruption to the business, reputational damage or a reduced competitive advantage in the medium term.

A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political instability or insurrection, human rights concerns, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement as well as financial risks, which include risk of illiquidity, inflation, devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which AB InBev operates. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition. Furthermore, the global reach of AB InBev’s operations exposes it to risks associated with doing business globally, including changes in tariffs. The Office of the United States Trade Representative has enacted tariffs on certain imports into the United States from China. If significant tariffs or other restrictions are placed on imports from China or any retaliatory trade measures are taken by China, this could have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade, which in turn could have a material adverse effect on AB InBev’s business in one or more of its key markets and results of operations.

Following the categorization of Argentina in AB InBev’s results for the third quarter of 2018 as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29), resulting in the restatement of certain results for hyperinflation accounting. If the economic or political situation in Argentina further deteriorates, the South America operations may be subject to additional restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect AB InBev’s liquidity and operations, and ability to access funds from Argentina.

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media channels and messages used may constrain AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

Competition and changing consumer preferences in its various markets and increased purchasing power of players in AB InBev’s distribution channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries. In recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, from digital only competitors. AB InBev’s business could be negatively affected if it is unable to anticipate changing consumer preference for such platforms. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations.

Labatt, the Canadian subsidiary of AB InBev’s subsidiary Ambev, and Tilray have a joint venture not only to research non-alcohol beverages containing tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), both derived from cannabis, but also to commercialize a non-alcohol CBD beverage in Canada only. This joint venture could lead to increased legal, reputational and financial risks as the laws and regulations governing recreational cannabis are still developing, including in ways that AB InBev may not foresee. For instance, the involvement in the legal cannabis industry in Canada may invite new regulatory and enforcement scrutiny in other markets. Cannabis remains illegal in many markets in which AB InBev operates, and violations of Law could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges. Furthermore, the political environment and popular support for cannabis legalization has changed quickly and remains in flux.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other associated liabilities. Although AB InBev maintains insurance against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and, in the event that contamination or a defect occurs, any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

In recent years, there has been public and political attention directed at the soft drinks and alcoholic beverage industries, as a result of health care concerns related to obesity and the harmful use of alcohol (including drunk driving, drinking while pregnant and excessive, abusive and underage drinking) such as those identified in the World Health Organization’s Global Status Report on Alcohol and Health. Negative publicity regarding AB InBev’s products, publication of studies indicating a significant risk in using them or changes in consumer perceptions in relation to them could adversely affect their sale and consumption and could harm AB InBev´s business, results of operations, cash flows or financial condition. Concerns over harmful consumption of alcohol may cause governments to consider measures such as increased taxation, implementation of minimum alcohol pricing regimes or other changes to the regulatory framework governing AB InBev’s marketing and other commercial practices. Also, public concern about beer, other alcohol beverages and soft drink consumption and any resulting restrictions may cause the social acceptability of our products to decline significantly and consumption trends to shift away from them, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

Negative publicity and campaigns by activists, whether or not warranted, connecting us, our supply chain or our business partners with workplace and human rights issues, whether actual or perceived, could adversely impact our corporate image and reputation and may cause our business to suffer. We have made a number of commitments to respect human rights, including our commitment to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights, through our policies. Allegations, even if untrue, that we are not respecting our commitments or actual or perceived failure by our suppliers or other business partners to comply with applicable workplace and labor laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers could negatively affect our overall reputation and brand image.

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulations may also have an adverse impact on AB InBev’s business and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev´s operations or the operations of its licensed third parties, including the General Data Protection Regulation adopted in the European Union, which was fully implemented in May 2018.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 32 Contingencies of the 2020 consolidated financial statements.

AB InBev entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB, pursuant to which AB InBev’s subsidiary, Anheuser-Busch Companies, LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through distributorships controlled by AB InBev in the U.S. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the consent decree, whether intentionally or inadvertently, AB InBev could be subject to monetary fines or other penalties.

AB InBev may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages, including unrecorded or informal alcohol products. Minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements. For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting and initiatives at the European Union level (including the anti-tax-avoidance directive adopted by the Council of the European Union on 12 July 2016) as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses. An increase in excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations. Furthermore, the U.S. tax reform signed on 22 December 2017 (the “Tax Act”) brings major tax legislation changes into law. While the Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21% and provides an exemption for certain dividends from 10%-owned foreign subsidiaries, the Tax Act expands the tax base by introducing further limitations on deductibility of interest, the imposition of a “base erosion and anti-abuse tax” and the imposition of minimum tax for “global intangible low-tax income”, among other changes, which could adversely impact the company’s results of operations. The overall impact of the Tax Act also depends on the future interpretations and regulations that may be issued by U.S. tax authorities, and it is possible that future guidance could adversely impact the financial results of the company.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries. For example, in connection with AB InBev’s previous acquisitions, various regulatory authorities have imposed (and may impose) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev’s business, results of operations, financial condition and prospects. In addition, such conditions could diminish substantially the synergies and advantages which the company expects to achieve from such future transactions.

AB InBev operates its business and markets its products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of Cuba being a target of U.S. economic and trade sanctions. In addition, on 11 January 2021, the Trump Administration designated Cuba as a state sponsor of terrorism].If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, Title III of U.S. legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act has been suspended by discretionary presidential action since its inception in 1996, on 2 May 2019, the Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons trafficking in property confiscated by the Cuban government.

As a result of the activation of Title III of the Helms-Burton Act, AB InBev may be subject to potential U.S. litigation exposure beginning 2 May 2019, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. Given the unprecedented activation of Title III of the Helms-Burton Act, there is substantial uncertainty as to how the statute will be interpreted by U.S. courts. AB InBev has received notice of a claim purporting to be made under the Helms-Burton Act. It remains unclear how the activation of Title III of the Helms-Burton Act will impact AB InBev’s U.S. litigation exposure with respect to this notice of claim.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and customers and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information technology systems to process, transmit, and store electronic information. Although AB InBev takes various actions to prevent cyber-attacks and to minimize potential technology disruptions, such disruptions could impact AB InBev’s business. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage, or could expose AB InBev or its customers to a risk of loss or misuse of information. More generally, technology disruptions can have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future that could be significant and that could have an adverse effect on AB InBev’s results of operations and financial condition.

The audit report included in AB InBev’s annual report is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board (PCAOB). This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including AB InBev’s auditors. As a result, U.S. and other investors may be deprived of the benefits of PCAOB inspections. In addition, on 18 December 2020, the Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted in the United States, which, among other things, requires the U.S. Securities and Exchange Commission (the “SEC”) to prohibit securities of any foreign companies from being listed on a U.S. securities exchange or over-the-counter market if such company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The Board of Supervisors of Company Auditors (the “CTR”) in Belgium is in the process of negotiating a cooperation agreement with the PCAOB, which, if finalized, will enable the PCAOB to initiate joint inspections of Belgian accounting firms with the CTR. Signing of the cooperation agreement with the PCAOB is expected to take place in the first half of 2021, and is contingent upon the European Data Protection Board and Belgian Data Protection Authority’s approval of certain data protection protocols contained in the agreement.

AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in U.S. dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences.

Risks arising from financial instruments

Note 29 of the 2020 consolidated financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

Changes in labels of alternative performance measurements (“APMs”)

Following a report on European Union (EU) issuers’ use of Alternative Performance Measures (i.e. non-IFRS measures, or “APMs”), issued by the European Securities and Markets Authority (ESMA) in December 2019, the company will relabel in future disclosures “non-recurring” items to “non-underlying” items. The change will be effective with the results announcements of the first quarter of 2021.

Events after the balance sheet date

Please refer to Note 35 Events after the balance sheet date of the consolidated financial statements.

Corporate governance

For information with respect to Corporate Governance, please refer to the Corporate Governance section, which forms an integral part of our annual report.

Statement of the Board of Directors

The Board of Directors of AB InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the financial statements which have been prepared in accordance with International Financial Reporting Standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face.

Independent auditors’ report

# Independent auditors' report

pwc

**STATUTORY AUDITOR'S REPORT TO THE GENERAL SHAREHOLDERS' MEETING OF ANHEUSER-BUSCH INBEV NV/SA ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2020**

We present to you our statutory auditor's report in the context of our statutory audit of the consolidated financial statements of Anheuser-Busch InBev NV/SA (the "Company") and its subsidiaries (jointly "the Group"). This report includes our report on the consolidated financial statements, as well as the other legal and regulatory requirements. This forms part of an integrated whole and is indivisible.
We have been appointed as statutory auditor by the general meeting d.d. 24 April 2019, following the proposal formulated by the board of directors and following the recommendation by the audit committee and the proposal formulated by the works' council. Our mandate will expire on the date of the general meeting which will deliberate on the annual accounts for the year ended 31 December 2021. We have performed the statutory audit of the consolidated financial statements of Anheuser-Busch InBev NV/SA for two consecutive years.

**Report on the consolidated financial statements**

**Unqualified opinion**

We have performed the statutory audit of the Group's consolidated financial statements, which comprise the consolidated statement of financial position as at 31 December 2020, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information, and which is characterised by a consolidated statement of financial position total of USD 226 410 million and a profit for the year of USD 2 202 million.
In our opinion, the consolidated financial statements give a true and fair view of the Group's net equity and consolidated financial position as at 31 December 2020, and of its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium.

***Basis for unqualified opinion***

We conducted our audit in accordance with International Standards on Auditing (ISAs) as applicable in Belgium. Furthermore, we have applied the International Standards on Auditing as approved by the IAASB which are applicable to the year-end and which are not yet approved at the national level. Our responsibilities under those standards are further described in the "Statutory auditor's responsibilities for the audit of the consolidated financial statements" section of our report. We have fulfilled our ethical responsibilities in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Belgium, including the requirements related to independence. We have obtained from the board of directors and Company officials the explanations and information necessary for performing our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

**Key audit matters**

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

| Key Audit Matter | How our audit addressed the key audit matter |
|---|---|
| **Impairment of goodwill and intangible assets with indefinite useful life** | |
| As described in Notes 4, 14 and 15 to the consolidated financial statements, the Company has recorded goodwill and intangible assets with indefinite useful life for an amount of $120 971 million and $39 395 million, respectively, as of December 31, 2020. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.<br><br>In view of the decline in performance resulting from the COVID-19 pandemic, the company conducted an interim impairment test in the second quarter of 2020. As a result of this impairment test, management concluded, based on the valuations performed, it was prudent in view of the uncertainties, to record an impairment loss of $(1.5) billion for the South Africa cash generating unit and $(1.0) billion for the Rest of Africa cash generating unit as of June 30, 2020.<br>Intangible assets with indefinite useful lives have been tested for impairment using the same methodology and assumptions as goodwill. Based on the assumptions described in the note, the Company concluded that no impairment charge is warranted of intangible assets with indefinite useful lives. | Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill and indefinite-lived asset impairment testing, including controls over the valuation of the Company's cash-generating units.<br><br>These procedures also included, among others, testing management's process for developing the fair value estimates; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the models; and, with the assistance of professionals with specialized skill and knowledge, evaluating the significant assumptions used by management, related to weighted average cost of capital, the terminal growth rate and probability weighting of the scenarios used in the interim impairment test. |

*PwC Bedrijfsrevisoren BV - PwC Reviseurs d'Entreprises SRL - Financial Assurance Services*
*Registered Office: Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe - VAT BE 0429.501.944 / RPR Brussel - RPM Bruxelles*
*ING BE43 3101 3811 9501 - BIC BBRUBEBB / BELFIUS BE92 0689 0408 8123 - BIC GKCCBEBB*

21

pwc

| | |
|---|---|
| Impairment tests are conducted by management, in accordance with IAS 36, in which management applies a discounted cash flow approach based on current acquisition valuation models for its cash-generating units showing an invested capital to EBITDA multiple above 9x and valuation multiples for its other cash-generating units. The Company uses a strategic plan based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions. Management's cash flow projections include significant estimates and assumptions, related to weighted average cost of capital, the terminal growth rate and probability weighting of the scenarios used in the interim impairment test.<br><br>The principal considerations for our determination that performing procedures relating to the impairment of goodwill and intangible assets with indefinite useful life is a key audit matter are the following: (i) the high degree of auditor judgment and subjectivity in applying procedures relating to the valuation of the cash-generating units due to the significant amount of judgment by management when developing this estimate, (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures and (iii) the significant audit effort necessary in evaluating the significant assumptions relating to the estimate, related to weighted average cost of capital, the terminal growth rate and probability weighting of the scenarios used in the interim impairment test. | Evaluating management's assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash-generating unit, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit and (iv) analysis of sensitivities in the Company's discounted cash flow model. |
| **Key Audit Matter** | **How our audit addressed the key audit matter** |
| **Uncertain tax positions**<br><br>As described in Notes 4 and 32 to the consolidated financial statements, significant judgment by management is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the consolidated financial statements, estimation is made of the expected successful settlement of these matters.<br><br>The principal considerations for our determination that performing procedures relating to uncertain tax positions is a key audit matter are the following (i) the high degree of auditor judgment and subjectivity in applying procedures related to uncertain tax positions due to the significant amount of judgment by management when developing this estimate, including a high degree of estimation uncertainty relative to the numerous and complex tax laws, frequency of tax audits, and the considerable time to conclude investigations and negotiations with local tax authorities as a result of such audits, and (ii) the involvement of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures. | Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to completeness of the uncertain tax positions, as well as controls over measurement of the liability.<br><br>These procedures also included, among others, (i) testing the information used in the calculation of the income tax provisions, including intercompany agreements, international, federal, and state filing positions, and the related final tax returns; (ii) testing the calculation of the income tax provision by jurisdiction, including management's assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (iii) testing the completeness of management's assessment of both the identification of uncertain tax positions and possible outcomes thereof; and (iv) evaluating the status and results of income tax audits by the relevant tax authorities.<br><br>Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company's uncertain tax positions, including evaluating the reasonableness of management's assessment of the chance of loss related to tax positions and the application of relevant tax laws. |

22

**Responsibilities of the board of directors for the preparation of the consolidated financial statements**

The board of directors is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium, and for such internal control as the board of directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, the board of directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

**Statutory auditor's responsibilities for the audit of the consolidated financial statements**

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

In performing our audit, we comply with the legal, regulatory and normative framework applicable to the audit of the consolidated financial statements in Belgium. A statutory audit does not provide any assurance as to the Company's future viability nor as to the efficiency or effectiveness of the board of directors' current or future business management.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control;
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the board of directors;
- Conclude on the appropriateness of the board of directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our statutory auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our statutory auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern;
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;
- Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the audit committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

**Other legal and regulatory requirements**

***Responsibilities of the board of directors***

The board of directors is responsible for the preparation and the content of the directors' report on the consolidated financial statements.

***Statutory auditor's responsibilities***

In the context of our engagement and in accordance with the Belgian standard which is complementary to the International Standards on Auditing (ISAs) as applicable in Belgium, our responsibility is to verify, in all material respects, the directors' report on the consolidated financial statements and to report on these matters.

***Aspects related to the directors' report on the consolidated financial statements***

In our opinion, after having performed specific procedures in relation to the directors' report on the consolidated financial statements, this report is consistent with the consolidated financial statements for the year under audit, and it is prepared in accordance with article 3:32 of the Companies' and Associations' Code.

23

In the context of our audit of the consolidated financial statements, we are also responsible for considering, in particular based on the knowledge acquired resulting from the audit, whether the directors' report is materially misstated or contains information which is inadequately disclosed or otherwise misleading. In light of the procedures we have performed, there are no material misstatements we have to report to you.

The non-financial information required by virtue of article 3:32, §2 of the Companies' and Associations' Code is included in the directors' report on the consolidated financial statements. The Company has prepared the non-financial information, based on the reference framework Global Reporting Initiative (GRI) Standards and relevant United Nations Sustainable Development Goals.
However, in accordance with article 3:80, §1, 5° of the Companies' and Associations' Code, we do not express an opinion as to whether the non-financial information has been prepared in accordance with the said framework as disclosed in the consolidated financial statements.

***Statement related to independence***

- Our registered audit firm and our network did not provide services which are incompatible with the statutory audit of the consolidated financial statements, and our registered audit firm remained independent of the Group in the course of our mandate.
- The fees for additional services which are compatible with the statutory audit of the consolidated financial statements referred to in article 3:65 of the Companies' and Associations' Code are correctly disclosed and itemized in the notes to the consolidated financial statements.

***Other statements***

This report is consistent with the additional report to the audit committee referred to in article 11 of the Regulation (EU) N° 537/2014.

Sint-Stevens-Woluwe, 24 February 2021

The statutory auditor
PwC Bedrijfsrevisoren BV / Reviseurs d'Entreprises SRL
Represented by

Koen Hens
Statutory Auditor

24

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2020	2019
Revenue		46 881	52 329
Cost of sales		(19 634)	(20 362)
Gross profit		27 247	31 967
Distribution expenses		(5 104)	(5 525)
Sales and marketing expenses		(6 861)	(7 348)
Administrative expenses		(3 404)	(3 548)
Other operating income/(expenses)	7	845	875
Profit from operations before non-recurring items		12 723	16 421
Impairment of goodwill	8	(2 500)	—
COVID-19 costs	8	(182)	—
Restructuring	8	(157)	(170)
Business and asset disposal (including impairment losses)	8	(239)	(50)
Acquisition costs business combinations	8	(25)	(23)
Brazil state tax regularization program	8	—	(74)
Cost related to public offering of minority stake in Budweiser APAC	8	—	(6)
Profit from operations		9 620	16 098
Finance cost	11	(6 601)	(4 873)
Finance income	11	642	518
Non-recurring net finance income/(cost)		(1 738)	882
Net finance income/(cost)		(7 697)	(3 473)
Share of result of associates and joint ventures	16	156	152
Profit before tax		2 079	12 776
Income tax expense	12	(1 932)	(2 786)
Profit from continuing operations		147	9 990
Profit from discontinued operations	22	2 055	424
Profit of the period		2 202	10 414
Profit from continuing operations attributable to:
Equity holders of AB InBev		(650)	8 748
Non-controlling interest		797	1 243
Profit of the period attributable to:
Equity holders of AB InBev		1 405	9 171
Non-controlling interest		797	1 243

Basic earnings per share	23	0.70	4.62
Diluted earnings per share	23	0.69	4.53
Basic earnings per share from continuing operations	23	(0.33)	4.41
Diluted earnings per share from continuing operations	23	(0.33)	4.32
Basic earnings per share before non-recurring items and discontinued operations¹	23	1.91	4.08
Diluted earnings per share before non-recurring items and discontinued operations¹	23	1.87	3.99
Underlying earnings per share¹	23	2.51	3.63

The accompanying notes are an integral part of these consolidated financial statements.

¹

Basic earnings per share and diluted earnings per share before non-recurring items and discontinued operations, as well as Underlying EPS, are not defined metrics in IFRS. Refer to Note 23 Changes in equity and earnings per share for more details.

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2020	2019
Profit of the period	2 202	10 414
Other comprehensive income/(loss): items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	(263)	(182)
	(263)	(182)
Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations¹	(10 951)	947
Effective portion of changes in fair value of net investment hedges	479	(157)
Cash flow hedges recognized in equity	739	182
Cash flow hedges and cumulative translation adjustments reclassified from equity to profit or loss in relation to Australia divestiture	426	—
Cash flow hedges reclassified from equity to profit or loss	(533)	(292)
	(9 841)	680
Other comprehensive income/(loss), net of tax	(10 104)	498
Total comprehensive income/(loss)	(7 901)	10 912
Attributable to:
Equity holders of AB InBev	(8 156)	10 044
Non-controlling interest	255	867

The accompanying notes are an integral part of these consolidated financial statements.

[1]	See Note 23 Changes in equity and earnings per share.

Consolidated statement of financial position

As at Million US dollar	Notes	31 December 2020	31 December 2019
ASSETS
Non-current assets
Property, plant and equipment	13	26 419	27 544
Goodwill	14	120 971	128 114
Intangible assets	15	41 527	42 452
Investments in associates and joint ventures	16	6 143	5 861
Investment securities	17	137	110
Deferred tax assets	18	2 019	1 719
Employee benefits	25	6	14
Income tax receivables		869	1 081
Derivatives	29	138	132
Trade and other receivables	20	1 661	807
Total non-current assets		199 891	207 834
Current assets
Investment securities	17	396	92
Inventories	19	4 482	4 427
Income tax receivables		655	627
Derivatives	29	827	230
Trade and other receivables	20	4 833	6 187
Cash and cash equivalents	21	15 252	7 238
Assets classified as held for sale	22	74	10 013
Total current assets		26 519	28 814
Total assets		226 410	236 648
EQUITY AND LIABILITIES
Equity
Issued capital	23	1 736	1 736
Share premium		17 620	17 620
Reserves		17 798	24 882
Retained earnings		30 870	31 484
Equity attributable to equity holders of AB InBev		68 024	75 722
Non-controlling interests	33	10 327	8 831
Total equity		78 351	84 553
Non-current liabilities
Interest-bearing loans and borrowings	24	95 478	97 564
Employee benefits	25	2 970	2 848
Deferred tax liabilities	18	12 627	12 824
Income tax payables		808	1 022
Derivatives	29	1 759	352
Trade and other payables	28	1 522	1 943
Provisions	27	544	701
Total non-current liabilities		115 707	117 254
Current liabilities
Bank overdrafts	21	5	68
Interest-bearing loans and borrowings	24	3 081	5 410
Income tax payables		1 036	1 346
Derivatives	29	5 046	3 799
Trade and other payables	28	22 965	22 864
Provisions	27	219	210
Liabilities associated with assets held for sale	22	—	1 145
Total current liabilities		32 352	34 841
Total equity and liabilities		226 410	236 648

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payments reserves	Other comprehensive income reserves[1]	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2019	1 736	17 620	(6 549)	45 726	2 037	(22 152)	26 068	64 485	7 404	71 889
Profit of the period	—	—	—	—	—	—	9 171	9 171	1 243	10 414
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	—	1 143	—	1 143	(353)	790
Cash flow hedges	—	—	—	—	—	(97)	—	(97)	(13)	(110)
Re-measurements of post-employment benefits	—	—	—	—	—	(173)	—	(173)	(9)	(182)
Total comprehensive income/(loss)	—	—	—	—	—	873	9 171	10 044	867	10 912
Dividends	—	—	—	—	—	—	(4 117)	(4 117)	(1 062)	(5 179)
Treasury shares	—	—	279	—	—	—	(279)	—	—	—
Share-based payments	—	—	—	—	290	—	—	290	29	319
Sale/(purchase) of non-controlling interest	—	—	—	4 378	—	—	—	4 378	1 427	5 805
Hyperinflation monetary adjustments	—	—	—	—	—	—	219	219	135	354
Scope and other changes	—	—	—	—	—	—	421	421	31	452
As per 31 December 2019	1 736	17 620	(6 270)	50 104	2 327	(21 279)	31 484	75 722	8 831	84 553

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payments reserves	Other comprehensive income reserves[1]	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2020	1 736	17 620	(6 270)	50 104	2 327	(21 279)	31 484	75 722	8 831	84 553
Profit of the period	—	—	—	—	—	—	1 405	1 405	797	2 202
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	—	(9 943)	—	(9 943)	(529)	(10 473)
Cash flow hedges	—	—	—	—	—	198	—	198	8	206
Cash flow hedges and cumulative translation adjustments reclassified from equity to profit or loss in relation to Australia divestiture	—	—	—	—	—	426	—	426	—	426
Re-measurements of post-employment benefits	—	—	—	—	—	(243)	—	(243)	(20)	(263)
Total comprehensive income/(loss)	—	—	—	—	—	(9 562)	1 405	(8 156)	255	(7 901)
Dividends	—	—	—	—	—	—	(1 118)	(1 118)	(804)	(1 923)
Treasury shares	—	—	1 359	—	—	—	(974)	385	—	385
Share-based payments	—	—	—	—	3	—	—	3	17	20
Hyperinflation monetary adjustments	—	—	—	—	—	—	160	160	99	259
Sale/(purchase) of non-controlling interests²	—	—	—	1 116	—	—	—	1 116	1 869	2 985
Scope and other changes	—	—	—	—	—	—	(87)	(87)	60	(26)
As per 31 December 2020	1 736	17 620	(4 911)	51 220	2 330	(30 841)	30 870	68 024	10 327	78 351

The accompanying notes are an integral part of these consolidated financial statements.

[1]	See Note 23 Changes in equity and earnings per share.
[2]

The 2020 sale of non-controlling interest relates to the issuance of a 49.9% minority stake in the company’s US-based metal container operations completed in December 2020 (refer to Note 23 Changes in equity and earnings per share for more details).

Consolidated statement of cash flows

For the year ended 31 December Million US dollar	Notes	2020	2019
OPERATING ACTIVITIES
Profit from continuing operations		147	9 990
Depreciation, amortization and impairment	10	4 829	4 657
Impairment losses on goodwill	14	2 500	—
Impairment losses on receivables, inventories and other assets		218	112
Additions/(reversals) in provisions and employee benefits		278	216
Net finance cost/(income)	11	7 697	3 473
Loss/(gain) on sale of property, plant and equipment and intangible assets		(69)	(149)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		7	(34)
Equity-settled share-based payment expense	26	169	340
Income tax expense	12	1 932	2 786
Other non-cash items included in profit		(381)	(220)
Share of result of associates and joint ventures	16	(156)	(152)
Cash flow from operating activities before changes in working capital and use of provisions		17 171	21 019
Decrease/(increase) in trade and other receivables		516	(258)
Decrease/(increase) in inventories		(427)	(426)
Increase/(decrease) in trade and other payables		503	679
Pension contributions and use of provisions		(616)	(715)
Cash generated from operations		17 147	20 299
Interest paid		(4 340)	(4 450)
Interest received		255	523
Dividends received		51	160
Income tax paid		(2 306)	(3 136)
Cash flow from operating activities on Australia discontinued operations	22	84	640
Cash flow from operating activities		10 891	14 036
INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	13/15	(3 781)	(5 174)
Proceeds from sale of property, plant and equipment and of intangible assets		94	320
Acquisition of subsidiaries, net of cash acquired	6	(510)	(385)
Sale of other subsidiaries, net of cash disposed of	6	—	133
Net proceeds from sale/(acquisition) of other assets		(292)	33
Proceeds from Australia divestiture	22	10 838	219
Cash flow from investing activities on Australia discontinued operations	22	(13)	(77)
Cash flow from investing activities		6 336	(4 931)
FINANCING ACTIVITIES
Sale/(purchase) of non-controlling interests	23	3 039	222
Proceeds from borrowings	24	14 822	22 584
Payments on borrowings	24	(23 116)	(30 592)
Cash net finance (cost)/income other than interests		(953)	(1 064)
Payment of lease liabilities		(461)	(441)
Dividends paid		(1 800)	(5 015)
Proceeds from public offering of minority stake in Budweiser APAC	23	—	5 575
Cash flow from financing activities on Australia discontinued operations	22	(6)	(24)
Cash flow from financing activities		(8 475)	(8 755)
Net increase/(decrease) in cash and cash equivalents		8 752	350
Cash and cash equivalents less bank overdrafts at beginning of year		7 169	6 960
Effect of exchange rate fluctuations		(674)	(141)
Cash and cash equivalents less bank overdrafts at end of period	21	15 247	7 169

The accompanying notes are an integral part of these consolidated financial statements.

[1]

The consolidated statement of cash flows for 2019 has been restated to include operating, investing and financing activities from discontinued operations separately in the cashflow statement. In addition, the 2019 cash flow from investing activities has been restated to reflect reclassification of the cash flow hedges in relation to the Australia divestiture reported in the financing activities in 2019 and recycled to profit or loss upon the completion of the transaction.

Notes to the consolidated financial statements

Note
Corporate information	1
Statement of compliance	2
Summary of significant accounting policies	3
Use of estimates and judgments	4
Segment reporting	5
Acquisitions and disposals of subsidiaries	6
Other operating income/(expenses)	7
Non-recurring items	8
Payroll and related benefits	9
Additional information on operating expenses by nature	10
Finance cost and income	11
Income taxes	12
Property, plant and equipment	13
Goodwill	14
Intangible assets	15
Investments in associates	16
Investment securities	17
Deferred tax assets and liabilities	18
Inventories	19
Trade and other receivables	20
Cash and cash equivalents	21
Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations	22
Changes in equity and earnings per share	23
Interest-bearing loans and borrowings	24
Employee benefits	25
Share-based payments	26
Provisions	27
Trade and other payables	28
Risks arising from financial instruments	29
Operating leases	30
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	31
Contingencies	32
Non-controlling interests	33
Related parties	34
Events after the balance sheet date	35
AB InBev companies	36

1. Corporate information

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 164 000 employees based in nearly 50 countries worldwide. For 2020, AB InBev’s reported revenue was 46.9 billion US dollar (excluding joint ventures and associates).

The consolidated financial statements of the company for the year ended 31 December 2020 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations.

The consolidated financial statements were authorized for issue by the Board of Directors on 24 February 2021.

2. Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union up to 31 December 2020 (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2020 and did not apply any European carve-outs from IFRS.

3. Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements by the company and its subsidiaries.

(A) BASIS OF PREPARATION AND MEASUREMENT

Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g. systematic re-measurement), the cost approach is applied.

(B) FUNCTIONAL AND PRESENTATION CURRENCY

Unless otherwise specified, all financial information included in these financial statements has been stated in US dollar and has been rounded to the nearest million. As from 2009, following the combination with Anheuser-Bush, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar to provide greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. The functional currency of the parent company is the euro.

(C) USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(D) PRINCIPLES OF CONSOLIDATION

Subsidiaries are those entities controlled by AB InBev. AB InBev controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights are taken into account. Control is presumed to exist where AB InBev owns, directly or indirectly, more than one half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Total comprehensive income of subsidiaries is attributed to the owners of the company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Associates are undertakings in which AB InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. A joint venture is an arrangement in which AB InBev has joint control, whereby AB InBev has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Associates and joint ventures are accounted for by the equity method of accounting, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When AB InBev’s share of losses exceeds the carrying amount of the associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that AB InBev has incurred legal or constructive obligations on behalf of the associate or joint venture.

Joint operations arise when AB InBev has rights to the assets and obligations to the liabilities of a joint arrangement. AB InBev accounts for its share of the assets, liabilities, revenues and expenses as from the moment joint operation commences until the date that joint operation ceases.

The financial statements of the company’s subsidiaries, joint ventures, joint operations and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. In exceptional cases when the financial statements of a subsidiary, joint venture, joint operation or associate are prepared as of a different date from that of AB InBev, adjustments are made for the effects of significant transactions or events that occur between that date and the date of AB InBev’s financial statements. In such cases, the difference between the end of the reporting period of these subsidiaries, joint ventures, joint operations or associates from AB InBev’s reporting period is no more than three months. Results from the company’s associates Anadolu Efes and Castel are reported on a three-month lag. Therefore, estimates are made to reflect AB InBev’s share in the result of these associates for the last quarter. Such estimates are revisited when required.

Transactions with non-controlling interests are treated as transactions with equity owners of the company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity where there is no loss of control.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with joint ventures, joint operations and associates are eliminated to the extent of AB InBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

A listing of the company’s most important subsidiaries, joint ventures, joint operations and associates is set out in Note 36 AB InBev companies.

(E) SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning on 1 January 2020 and have not been listed in these consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

(F) FOREIGN CURRENCIES

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing on the date of the balance sheet. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates prevailing at the dates the fair value was determined.

Translation of the results and financial position of foreign operations

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

Financial Reporting in hyperinflationary economies

In May 2018, the Argentinean peso underwent a severe devaluation, causing Argentina´s three-year cumulative inflation to exceed 100% and thus, triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies. IAS 29 requires that the results of the company’s Argentinian operations be reported as if these were highly inflationary as of 1 January 2018.

Under IAS 29, non-monetary assets and liabilities stated at historical cost, equity and income statements of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency, applying a general price index. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate. As a result, the balance sheet and net results of subsidiaries operating in hyperinflation economies are stated in terms of the measuring unit current at the end of the reporting period.

Consequently, the company applied hyperinflation accounting for its Argentinean subsidiaries for the first time in the year-to-date September 2018 unaudited condensed interim financial statements, with effect as of 1 January 2018. The IAS 29 rules are applied as follows:

•

Non-monetary assets and liabilities stated at historical cost (e.g. property plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The hyperinflation accounting impacts resulting from changes in the general purchasing power from 1 January 2018 are reported in the income statement in a dedicated account for hyperinflation monetary adjustments in the finance line (see also Note 11 Finance cost and income)

•

The income statement is adjusted at the end of each reporting period using the change in the general price index. It is converted at the closing exchange rate of each period (rather than the year-to-date average rate which is used for non-hyperinflationary economies), thereby restating the year-to-date income statement account for both inflation index and currency conversion.

The 2020 results, restated for purchasing power, were translated at the December 2020 closing rate of 84.143520 Argentinean pesos per US dollar (2019 results—at 59.890668 Argentinean pesos per US dollar).

Exchange rates

The most important exchange rates that have been used in preparing the financial statements are:

1 US dollar equals:	Closing rate		Average rate
	31 December 2020	31 December 2019	31 December 2020	31 December 2019
Argentinean peso	84.143520	59.890668	—	—
Brazilian real	5.196694	4.030696	5.133082	3.940998
Canadian dollar	1.273981	1.299449	1.346594	1.329140
Colombian peso	3 438.52	3 272.63	3 689.50	3 305.84
Chinese yuan	6.537798	6.961461	6.947936	6.886265
Euro	0.814930	0.890155	0.878101	0.892577
Mexican peso	19.948838	18.845242	21.182539	19.334915
Pound sterling	0.732646	0.757344	0.780195	0.784062
Peruvian nuevo sol	3.621009	3.317006	3.491580	3.346670
South Korean won	1 088.02	1 154.54	1 185.02	1 160.69
South African rand	14.686598	14.044287	16.213180	14.512975

(G) INTANGIBLE ASSETS

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer to accounting policy O).

Amortization related to research and development intangible assets is included within the cost of sales if production related and in sales and marketing if related to commercial activities.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

Supply and distribution rights

A supply right is the right for AB InBev to supply a customer and the commitment by the customer to purchase from AB InBev. A distribution right is the right to sell specified products in a certain territory. Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination. Amortization related to supply and distribution rights is included within sales and marketing expenses.

Brands

If part of the consideration paid in a business combination relates to trademarks, trade names, formulas, recipes or technological expertise these intangible assets are considered as a group of complementary assets that is referred to as a brand for which one fair value is determined. Expenditure on internally generated brands is expensed as incurred.

Software

Purchased software is measured at cost less accumulated amortization. Expenditure on internally developed software is capitalized when the expenditure qualifies as development activities; otherwise, it is recognized in the income statement when incurred. Amortization related to software is included in cost of sales, distribution expenses, sales and marketing expenses or administrative expenses based on the activity the software supports.

Other intangible assets

Other intangible assets, acquired by the company, are recognized at cost less accumulated amortization and impairment losses. Other intangible assets also include multi-year sponsorship rights acquired by the company. These are initially recognized at the present value of the future payments and subsequently measured at cost less accumulated amortization and impairment losses.

Subsequent expenditure

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred.

Amortization

Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev purchases distribution rights for its own products the life of these rights is considered indefinite, unless the company have a plan to discontinue the related brand or distribution. Software and capitalized development costs related to technology are amortized over 3 to 5 years.

Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to accounting policy O).

Gains and losses on sale

Net gains on sale of intangible assets are presented in the income statement as other operating income. Net losses on sale are included as other operating expenses. Net gains and losses are recognized in the income statement when the control has been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the intangible assets.

(H) BUSINESS COMBINATIONS

The company applies the acquisition method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the company’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions requiring management judgment.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of AB InBev’s previously held interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

(I) GOODWILL

Goodwill is determined as the excess of the consideration paid over AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All business combinations are accounted for by applying the purchase method.

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which goodwill has been allocated, may be impaired (refer to accounting policy O). Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates and is translated to US dollar using the year-end exchange rate. In respect of associates and joint ventures, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3 Business Combinations. Expenditure on internally generated goodwill is expensed as incurred.

(J) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer to accounting policy O). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. nonrefundable tax and transport cost). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

Subsequent expenditure

The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

Depreciation

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows:

Industrial buildings – other real estate properties	20 - 50 years
Production plant and equipment:
Production equipment	10 - 15 years
Storage, packaging and handling equipment	5 - 7 years
Returnable packaging:
Kegs	2 - 10 years
Crates	2 - 10 years
Bottles	2 - 5 years
Point of sale furniture and equipment	5 years
Vehicles	5 years
Information processing equipment	3 - 5 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Land is not depreciated as it is deemed to have an indefinite life.

Gains and losses on sale

Net gains on sale of items of property, plant and equipment are presented in the income statement as other operating income. Net losses on sale are presented as other operating expenses. Net gains and losses are recognized in the income statement when the control has been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the property, plant and equipment.

(K) LEASES

The company as lessee

The company assesses whether a contract is or contains a lease at inception of a contract. The company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease, and payments for these leases are presented in cash flow from operating activities.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the company uses its incremental borrowing rate specific to the country, term and currency of the contract. In addition, the company considers its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating the incremental borrowing rates.

Lease payments include fixed payments, less any lease incentives, variable lease payments that depend on an index or a rate known at the commencement date, and purchase options or extension option payments if the company is reasonably certain to exercise these options. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and right-of-use asset and are recognized as an expense in the income statement in the period in which the event or condition that triggers those payments occurs.

A lease liability is remeasured upon a change in the lease term, changes in an index or rate used to determine the lease payments or reassessment of exercise of a renewal and/or purchase option. The corresponding adjustment is made to the related right-of-use asset.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated starting at the commencement date over the shorter period of useful life of the underlying asset and lease term (refer to accounting policies J and O).

The lease liability is presented in the ‘Interest-bearing loans and borrowings’ line and the right-of-use assets are presented in the ‘Property, plant and equipment’ line in the consolidated statement of financial position. In addition, the principal portion of the lease payments is presented within financing activities and the interest component is presented within operating activities in the consolidated cash flow statement.

The company as lessor

Leases where the company transfers substantially all the risks and rewards of ownership to the lessee are classified as finance leases. Leases of assets under which all the risks and rewards of ownership are substantially retained by the company are classified as operating leases. Rental income is recognized in other operating income on a straight-line basis over the term of the lease.

(L) INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs.

Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. The calculation of the net realizable value takes into consideration specific characteristics of each inventory category, such as expiration date, remaining shelf life, slow-moving indicators, amongst others.

(M) TRADE AND OTHER RECEIVABLES

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business and generally due for settlement within 30 days. Trade receivables are recognized initially at the amount of the consideration that is unconditional unless they contain significant financing components, when they are recognized at the amount adjusted for the time value of money. The company holds trade and other receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest rate method.

Trade and other receivables are carried at amortized cost less impairment losses. To determine the appropriate amount to be impaired factors such as significant financial difficulties of the debtor, probability that the debtor will default, enter into bankruptcy or financial reorganization, or delinquency in payments are considered.

Other receivables are initially recognized at fair value and subsequently measured at amortized cost. Any impairment losses and foreign exchange results are directly recognized in profit or loss.

(N) CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. In the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(O) IMPAIRMENT

The carrying amounts of property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is an indicator of impairment, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment annually at the cash-generating unit level (that is a country or group of countries managed as a group below a reporting region). An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of recoverable amount

The recoverable amount of non-financial assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on discounted future cash flows using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses recognized in respect of cash-generating units firstly reduce allocated goodwill and then the carrying amounts of the other assets in the unit on a pro rata basis.

Reversal of impairment losses

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(P) FAIR VALUE MEASUREMENT

A number of AB InBev’s accounting policies and notes require fair value measurement for both financial and non-financial items.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, AB InBev uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2: inputs are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: fair value measurements incorporates significant inputs that are based on unobservable market data.

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The company applies fair value measurement to the instruments listed below.

Derivatives

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques.

Debt securities

This category includes both debt securities designated at FVOCI and FVPL. The fair value is measured using observable inputs such as interest rates and foreign exchange rates. When it pertains to instruments that are publicly traded, the fair value is determined by reference to observable quotes. In circumstances where debt securities are not publicly traded, the main valuation technique is the discounted cash flow. The company may apply other valuation techniques or combination of valuation techniques if the fair value results are more relevant.

Equity securities designated as at FVOCI

Investments in equity securities comprise quoted and unquoted securities. When liquid quoted prices are available, these are used to fair value investments in quoted securities. The unquoted securities are fair valued using primarily the discounted cash flow method.

Non-derivative financial liabilities

The fair value of non-derivative financial liabilities is generally determined using unobservable inputs and therefore fall into level 3. In these circumstances, the valuation technique used is discounted cash flow, whereby the projected cash flows are discounted using a risk adjusted rate.

(Q) SHARE CAPITAL

Repurchase of share capital

When AB InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

Dividends

Dividends paid are recognized in the consolidated financial statements on the date that the dividends are declared unless minimum statutory dividends are required by local legislation or the bylaws of the company’s subsidiaries. In such instances, statutory minimum dividends are recognized as a liability.

Share issuance costs

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(R) PROVISIONS

Provisions are recognized when (i) the company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Restructuring

A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

Disputes and Litigations

A provision for disputes and litigation is recognized when it is more likely than not that the company will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment related disputes, claims from tax authorities related to indirect taxes, and alcohol industry litigation matters.

(S) EMPLOYEE BENEFITS

Post-employment benefits

Post-employment benefits include pensions, post-employment life insurance and post-employment medical benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-managed funds. The pension plans are generally funded by payments from employees and the company, and, for defined benefit plans taking account of the recommendations of independent actuaries. AB InBev maintains funded and unfunded pension plans.

a) Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the income statement when incurred. A defined contribution plan is a pension plan under which AB InBev pays fixed contributions into a fund. AB InBev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

b) Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement include current service cost, net interest cost (income), past service costs and the effect of any curtailments or settlements. Past service costs are recognized at the earlier of when the amendment / curtailment occurs or when the company recognizes related restructuring or termination costs. The pension obligations recognized in the balance sheet are measured at the present value of the estimated future cash outflows using interest rates based on high quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less the fair value of any plan assets. Re-measurements, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. Re-measurements are not reclassified to profit or loss in subsequent periods.

Where the calculated amount of a defined benefit liability is negative (an asset), AB InBev recognizes such pension asset to the extent that economic benefits are available to AB InBev either from refunds or reductions in future contributions.

Other post-employment obligations

Some of AB InBev’s companies provide post-employment medical benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans.

Termination benefits

Termination benefits are recognized as an expense at the earlier when the company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date and when the company recognizes costs for a restructuring. Termination benefits for voluntary redundancies are recognized if the company has made an offer encouraging voluntary redundancy and when the company can no longer withdraw the offer of termination, which is the earlier of either when the employee accepts the offer or when a legal, regulatory or contractual requirement or restriction on the company’s ability to withdraw the offer takes effect.

Bonuses

Bonuses received by company employees and management are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. To the extent that bonuses are settled in shares of the company, they are accounted for as share-based payments.

(T) SHARE-BASED PAYMENTS

Different share and share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will vest, the fair value of the options granted is expensed over the vesting period. When the options are exercised, equity is increased by the amount of the proceeds received.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the company obtains the goods or the counterparty renders the service.

(U) INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis.

(V) TRADE AND OTHER PAYABLES

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(W) INCOME TAX

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax effect is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

In accordance with IAS 12 Income Taxes deferred taxes are provided using the so-called balance sheet liability method. This means that, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized (i) on initial recognition of goodwill, (ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and (iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future and to the extent that the company is able to control the timing of the reversal. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The company recognizes deferred tax assets, including assets arising from losses carried forward, to the extent that future probable taxable profit will be available against which the deferred tax asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Effective 1 January 2019, AB InBev adopted IFRIC 23 Uncertainty over Income Tax Treatments and is presenting income tax provisions in income tax liabilities, consistent with the discussions held at the IFRS Interpretation Committee, which concluded that an entity is required to present assets and liabilities for uncertain tax treatments as current tax assets/liabilities or deferred tax assets/liabilities.

(X) INCOME RECOGNITION

Goods sold

Revenue is measured based on the consideration to which the company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The company recognizes revenue when performance obligations are satisfied, meaning when the company transfers control of a product to a customer.

Specifically, revenue recognition follows the following five-step approach:

•	Identification of the contracts with a customer

•	Identification of the performance obligations in the contracts

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contracts

•	Revenue recognition when performance obligations are satisfied

Revenue from the sale of goods is measured at the amount that reflects the best estimate of the consideration expected to receive in exchange for those goods. Contracts can include significant variable elements, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses and penalties. Such trade incentives are treated as variable consideration. If the consideration includes a variable amount, the company estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to the customer. Variable consideration is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals when the uncertainty is resolved.

Royalty income

The company recognizes the sales-based or usage-based royalties in other operating income when the later of the following events occurs: (a) the customer’s subsequent sales or usage; and (b) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied).

Rental income

Rental income is recognized in other operating income on a straight-line basis over the term of the lease.

Government grants

A government grant is recognized in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset.

Finance income

Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets measured at FVPL as well as any gains from hedge ineffectiveness (refer to accounting policy Z).

Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectability is in doubt.

Dividend income

Dividend income is recognized in the income statement on the date that the dividend is declared.

(Y) EXPENSES

Finance costs

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on financial assets as well as any losses from hedge ineffectiveness (refer to accounting policy Z).

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest-bearing loans and borrowings, such as transaction costs and fair value adjustments, are recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer to accounting policy V). The interest expense component of lease payments is also recognized in the income statement (in accretion expense) using the effective interest rate method.

Research and development, advertising and promotional costs and systems development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer to accounting policy G).

Purchasing, receiving and warehousing costs

Purchasing and receiving costs are included in the cost of sales, as well as the costs of storing and moving raw materials and packaging materials. The costs of storing finished products at the brewery as well as costs incurred for subsequent storage in distribution centers are included within distribution expenses.

(Z) FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

AB InBev uses derivative financial instruments to mitigate the transactional impact of foreign currencies, interest rates, equity prices and commodity prices on the company’s performance. AB InBev’s financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes.

Classification and measurement

Except for certain trade receivables, the company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs directly attributable to the acquisition or issue of the financial asset. Debt financial instruments are subsequently measured at amortized cost, FVOCI or FVPL. The classification is based on two criteria: the objective of the company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The classification and measurement of the company’s financial assets is as follows:

•

Debt instruments at amortized cost: comprise investments in debt securities where the contractual cash flows are solely payments of principal and interest and the company’s business model is to collect contractual cash flows. Interest income, foreign exchange gains and losses and any impairment charges for such instruments are recognized in profit or loss.

•

Debt instruments at FVOCI with gains or losses recycled to profit or loss on derecognition: comprise investments in debt securities where the contractual cash flows are solely payments of principal and interest and the company’s business model is achieved by both collecting contractual cash flows and selling financial assets. Interest income, foreign exchange gains and losses and any impairment charges on such instruments are recognized in profit or loss. All other fair value gains and losses are recognized in other comprehensive income. On disposal of these debt securities, any related balance within FVOCI reserve is reclassified to profit or loss.

•

Equity instruments designated at FVOCI, with no recycling of gains or losses to profit or loss on derecognition: these instruments are undertakings in which the company does not have significant influence or control and is generally evidenced by ownership of less than 20% of the voting rights. The company designates these investments on an instrument by instrument basis as equity securities at FVOCI because they represent investments held for long term strategic purposes. Investments in unquoted companies are subsequently measured at cost, when appropriate. These investments are non-monetary items and gains or losses presented in the other comprehensive income include any related foreign exchange component. Dividends received are recognized in the profit or loss. These investments are not subject to impairment testing and upon disposal, the cumulative gain or loss accumulated in other comprehensive income are not reclassified to profit or loss.

•

Financial assets and liabilities at FVPL: comprise derivative instruments and equity instruments which were not designated as FVOCI. This category also includes debt instruments which do not meet the cash flow or the business model tests.

Hedge accounting

The company designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates, interest rates and commodity prices. To hedge changes in the fair value of recognized assets, liabilities and firm commitments, the company designates certain derivatives as part of fair value hedge. The company also designates certain derivatives and non-derivative financial liabilities as hedges of foreign exchange risk on a net investment in a foreign operation.

At the inception of the hedging relationships, the company documents the risk management objective and strategy for undertaking the hedge. Hedge effectiveness is measured at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between hedged item and hedging instrument.

For the different type of hedges in place, the company generally enters into hedge relationships where the critical terms of the hedging instrument match exactly the terms of the hedged item. Therefore, the hedge ratio is typically 1:1. The company performs a qualitative assessment of effectiveness. In circumstances where the terms of the hedged item no longer exactly match the critical terms of the hedging instrument, the company uses a hypothetical derivative method to assess effectiveness. Possible sources of ineffectiveness are changes in the timing of the forecasted transaction, changes in the quantity of the hedged item or changes in the credit risk of either parties to the derivative contract.

Cash flow hedge accounting

Cash flow hedge accounting is applied when a derivative hedges the variability in cash flows of a highly probable forecasted transaction, foreign currency risk of a firm commitment or a recognized asset or liability (such as variable interest rate instrument).

When the hedged forecasted transaction or firm commitment subsequently results in the recognition of a non-financial item, the amount accumulated in the hedging reserves is included directly in the initial carrying amount of the non-financial item when it is recognized.

For all other hedged transactions, the amount accumulated in the hedging reserves is reclassified to profit or loss in the same period during which the hedged item affects profit or loss (e.g. when the variable interest expense is recognized).

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified to profit or loss when the hedged transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss immediately.

Any ineffectiveness is recognized immediately in profit or loss.

Fair value hedge accounting

When a derivative hedges the variability in fair value of a recognized asset or liability (such as a fixed rate instrument) or a firm commitment, any resulting gain or loss on the hedging instrument is recognized in the profit or loss. The carrying amount of the hedged item is also adjusted for fair value changes in respect of the risk being hedged, with any gain or loss being recognized in profit or loss. The fair value adjustment to the carrying amount of the hedged item is amortized to profit or loss from the date of discontinuation.

Net investment hedge accounting

When a non-derivative foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves).

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be effective is recognized directly in other comprehensive income (translation reserves) and is reclassified to profit or loss upon disposal of the foreign operation, while the ineffective portion is reported in profit or loss.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the company has a currently legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(AA) SEGMENT REPORTING

Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by senior management. The company has six operating segments.

AB InBev’s operating segment reporting format is geographical because the company’s risks and rates of return are affected predominantly by the fact that AB InBev operates in different geographical areas. The company’s management structure and internal reporting system to the Board of Directors is set up accordingly. The company’s five geographic regions are North America, Middle Americas, South America, EMEA and Asia Pacific.

The aggregation criteria applied are based on similarities in the economic indicators (e.g. margins) that have been assessed in determining that the aggregated operating segments share similar economic characteristics, as prescribed in IFRS 8. Furthermore, management assessed additional factors such as management’s views on the optimal number of reporting segments, AB InBev historical geographies, peer comparison (e.g. Asia Pacific and EMEA being a commonly reported regions amongst the company’s peers), as well as management’s view on the optimal balance between practical and more granular information.

The results of Global Export and Holding Companies, which includes the company’s global headquarters and the export businesses in countries in which AB InBev has no operations are reported separately. The company’s five geographic regions plus the Global Export and Holding Companies comprise the company’s six reportable segments for financial reporting purposes.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(BB) NON-RECURRING ITEMS

Non-recurring items are those that in management’s judgment need to be disclosed separately by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to non-recurring items are principally restructuring activities, impairments, gains or losses on disposal of investments and the effect of the accelerated repayment of certain debt facilities.

(CC) DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE

A discontinued operation is a component of the company that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and is part of a single coordinated plan to dispose of or is a subsidiary acquired exclusively with a view to resale.

AB InBev classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use if all of the conditions of IFRS 5 are met. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss. The same applies to gains and losses on subsequent re-measurement. Non-current assets classified as held for sale are no longer depreciated or amortized.

(DD) RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing these consolidated restated financial statements for the year ended 31 December 2020.

A number of amendments to standards are effective for annual periods beginning after 1 January 2020, and have not been discussed either because of their non-applicability or immateriality to AB InBev’s consolidated financial statements.

4. Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or, if the revision affects both current and future periods, in the period of the revision and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and understanding results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expenses and liabilities. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimates are made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period that such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the following year are further discussed in the relevant notes hereafter.

In preparing these consolidated financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty relate mainly to the following: accounting for the COVID-19 pandemic impact on the company’s results (including goodwill impairment), the divestiture of the Australian operations and the issuance of a minority stake in the company’s US-based metal container operations as discussed below.

(A) COVID-19 PANDEMIC IMPACT

The company’s business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic. The public health crisis caused by the COVID-19 pandemic, as well as measures taken in response to contain or mitigate the pandemic, have had, and are expected to continue to have, certain negative impacts on the company’s results including, without limitation: a negative impact on volume sold and revenue, a negative impact on cost of sales per hectoliter driven by non-variable cost and the loss of operational efficiencies due to volume declines, impairment losses on inventories, impairment losses on trade and other receivables, a series of cost incurred exclusively as a result of the COVID-19 pandemic and goodwill impairment charges referred to below and reported in exceptional items – see also Note 8 Non-recurring items, Note 14 Goodwill, Note 20 Trade and other receivables and Note 19 Inventories.

Management considered the impact of COVID-19 and the current economic environment on the basis of preparation of these consolidated financial statements. Although the company has noticed an adverse impact on its financial position, results of operations, and cash flows during 2020, it continues to adequately manage its liquidity and capital resources (refer to Note 21 Cash and cash equivalents, Note 24 Interest-bearing loans and borrowings and Note 29 Risks arising from financial instruments). As such, management concluded the company is able to continue as a going concern.

Goodwill impairment

The COVID-19 pandemic resulted in a sharp contraction of sales during the second quarter of 2020 in many countries in which the company operates. The decline in performance resulting from the COVID-19 pandemic is viewed as a triggering event for impairment testing in accordance with IAS 36 Impairment of Assets. Consequently, the company conducted an impairment test during the second quarter of 2020 for the cash-generating units showing the highest invested capital to EBITDA multiples: Colombia, Rest of Middle Americas, South Africa, Rest of Africa and Rest of Asia Pacific.

During its interim goodwill impairment testing, the company considered several scenarios of the recovery of sales for the different cash-generating units being tested and ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate. These scenarios were based on management’s assumptions by 30 June 2020, on the recovery in a base case (which the company deemed to be the most likely case at the time of the impairment test), a best case and a worst case scenario per cash generating unit following the common recovery shapes: L, U and V where the letters describe the trajectory of key assumptions tracking economic conditions. In view of the uncertainties, management assumed a 15 to 30% probability for the worst case scenario, dependent on the cash generating units in this interim impairment testing.

Based upon the results of the impairment test and considering the assumptions described in Note 14 Goodwill, the company concluded that no goodwill impairment was warranted under the base and best case scenarios. Nevertheless, under the worst case scenario ran with higher discount rates to factor the heightened business risk, the company concluded that the recoverable amounts were below the carrying value for the South Africa and Rest of Africa cash-generating units. As a consequence, management concluded, based on the valuations performed, that it was prudent in view of the uncertainties to record an impairment of goodwill of (1.5) billion US dollar for the South Africa cash generating unit and (1.0) billion US dollar for the Rest of Africa cash generating unit applying a 30% probability of occurrence. Refer to Note 14 Goodwill.

The company did not recognize any additional impairment of goodwill based on the results of its annual impairment testing conducted in the fourth quarter of 2020.

COVID-19 costs

As required by IAS 1 Presentation of financial statements, the company has assessed the impact of the COVID-19 outbreak on its performance for the year ended 31 December 2020, and reported (182)m US dollar of costs in non-recurring items as a result of the pandemic. These expenses mainly comprise costs related to personal protection equipment for the company’s employees, charitable donations and other costs incurred as a direct consequence of the COVID-19 pandemic. Refer to Note 8 Non-recurring items.

(B) DIVESTITURE OF AUSTRALIA BUSINESS TO ASAHI

On 19 July 2019, AB InBev announced an agreement to divest its Australia business (Carlton & United Breweries (“CUB”)) to Asahi at 16 billion AUD in enterprise value. As part of this transaction, the company granted Asahi rights to commercialize its portfolio of global and international brands in Australia. The transaction closed on 1 June 2020.

As of 31 December 2019, AB InBev classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations, as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”), up to 31 May 2020. Refer to Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations. On 1 June 2020, following the closing of the transaction, the company recognized a net gain on disposal of 1.9 billion US dollar in discontinued operations. Refer to Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

(C) ISSUANCE OF MINORITY STAKE IN US-BASED METAL CONTAINER OPERATIONS

On 31 December 2020, AB InBev completed the issuance of a 49.9% minority stake in its US-based metal container operations to Apollo Global Management, Inc. for net proceeds of 3.0 billion USD. This transaction allowed the company to create additional shareholder value by optimizing its business at an attractive price and generate proceeds to repay debt, in line with its deleveraging commitments. AB InBev retained operational control of its US-based metal container operations.

As required by IFRS 10 Consolidated Financial Statements, the transaction was reported in the equity statement resulting in recognition of 1.9 billion US dollar in Non-controlling interest and 1.1 billion US dollar in Reserves. Refer to Note 23 Changes in equity and earnings per share for more details.

5. Segment reporting

Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding the allocation of resources. The organizational structure comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes.

On 19 July 2019, AB InBev announced the agreement to divest CUB, its Australian subsidiary, to Asahi. Consequently, as at 31 December 2019, the company classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale, respectively. In addition, since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations (“profit from discontinued operations”) up to 31 May 2020. The transaction closed on 1 June 2020.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %).

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and Holding companies		AB InBev Worldwide
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Volume	107	108	121	134	144	140	76	86	82	93	1	1	531	561
Revenue	15 622	15 488	10 032	11 912	8 092	9 790	6 835	7 911	5 648	6 544	652	685	46 881	52 329
Normalized EBITDA	6 172	6 185	5 014	6 356	3 179	4 145	1 895	2 781	1 737	2 287	(677)	(676)	17 321	21 078
Normalized EBITDA margin %	39.5%	39.9%	50.0%	53.4%	39.3%	42.3%	27.7%	35.2%	30.8%	35.0%	—	—	36.9%	40.3%
Depreciation, amortization and impairment	(803)	(833)	(1 017)	(921)	(767)	(955)	(988)	(974)	(646)	(648)	(376)	(325)	(4 598)	(4 657)
Normalized profit from operations (EBIT)	5 369	5 352	3 997	5 435	2 412	3 190	907	1 807	1 091	1 639	(1 053)	(1 001)	12 723	16 421
Non-recurring items (see Note 8)	(222)	(11)	(112)	(51)	(62)	(96)	(2 629)	(61)	(29)	(41)	(50)	(63)	(3 103)	(323)
Profit from operations (EBIT)	5 147	5 341	3 885	5 384	2 350	3 094	(1 722)	1 746	1 062	1 598	(1 103)	(1 064)	9 620	16 098
Net finance income/(cost)													(7 697)	(3 473)
Share of results of associates and joint ventures													156	152
Income tax expense													(1 932)	(2 786)
Profit from continuing operations													147	9 990
Discontinued operations results													2 055	424
Profit/(loss)													2 202	10 414
Segment assets (non-current)	63 765	63 725	72 331	76 168	12 348	13 452	35 578	39 442	13 845	13 450	2 024	1 597	199 891	207 834
Gross capex	646	679	829	1 286	727	1 063	768	1 208	508	626	303	312	3 781	5 174
FTE	20 281	20 040	48 751	52 412	40 630	41 603	22 357	23 804	26 510	29 482	5 166	4 574	163 695	171 915

For the year ended 31 December 2020, net revenue from the beer business amounted to 43 044m US dollar (31 December 2019: 47 984m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 3 837m US dollar (31 December 2019: 4 345m US dollar). Additionally, for the year ended 31 December 2020, net revenue from the company’s business in the United States amounted to 13 815m US dollar (31 December 2019: 13 693m US dollar) and net revenue from the company’s business in Brazil amounted to 5 868 m US dollar (31 December 2019: 7 277m US dollar).

On the same basis, net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) represented 501m US dollar (31 December 2019: 668m US dollar) and non-current assets located in the country of domicile represented 2 496m US dollar (31 December 2019: 2 215m US dollar).

6. Acquisitions and disposals of subsidiaries

The table below summarizes the impact of acquisitions and disposals on the statement of financial position and cash flows of AB InBev for the year ended 31 December 2020 and 31 December 2019:

Million US dollar	2020 Acquisitions	2019 Acquisitions	2020 Disposals	2019 Disposals
Non-current assets
Property, plant and equipment	149	44	—	(1)
Intangible assets	162	128	—	(29)
Investments in associates	(7)	(15)	—	—
Current assets
Inventories	33	43	—	(7)
Trade and other receivables	9	19	—	(1)
Cash and cash equivalents	5	40	—	—
Non-current liabilities
Interest-bearing loans and borrowings	(74)	(11)	—	—
Trade and other payables	(34)	(110)	—	—
Deferred tax liabilities	(6)	(33)	—	9
Current liabilities
Interest-bearing loans and borrowings	(4)	—	—	—
Trade and other payables	(59)	(65)	—	2
Net identifiable assets and liabilities	174	40	—	(27)
Non-controlling interest	—	(12)	—	2
Goodwill on acquisitions and goodwill disposed of	185	682	—	(22)
Loss/(gain) on disposal	—	—	—	(21)
Consideration to be (paid)/received	(14)	(275)	—	—
Net cash paid/(received) on prior years acquisitions/(disposals)	170	16	—	(65)
Consideration paid/(received)	515	451	—	(133)
Cash (acquired)/disposed of	(5)	(40)	—	—
Net cash outflow / (inflow)	510	411	—	(133)
Net cash outflow / (inflow) on continuing operations	510	385	—	(133)
Net cash outflow / (inflow) on discontinued operations	—	26	—	—

On 1 June 2020, AB InBev completed the divestiture of CUB to Asahi – see Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

On 30 September 2020, AB InBev completed the acquisition of the remaining 68.8% shares of Craft Brew Alliance for the net consideration of 0.2 billion US dollar and hence obtained 100% control over the acquiree.

The company undertook a series of additional acquisitions and disposals during 2020 and 2019, with no significant impact in the company’s consolidated financial statements.

7. Other operating income/(expenses)

Million US dollar	2020	2019
Brazilian tax credits	481	—
Government grants	227	280
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	56	172
License income	22	30
Net (additions to)/reversals of provisions	(14)	(10)
Net rental and other operating income	72	402
Other operating income/(expenses)	845	875

In the fourth quarter of 2020, Ambev, a subsidiary of AB InBev, concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision and other tax credit adjustments, Ambev recognized 481m US dollar income in Other operating income and 315m US dollar of interest income in Finance income (refer to Note 11 Finance cost and income) for the year ended 31 December 2020.

The income from government grants primarily relate to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale, and net rental and other operating income decreased to 128m US dollar in 2020 as a result of the COVID-19 pandemic.

In 2020, the company expensed 296m US dollar in research, compared to 291m US dollar in 2019. The spend focused on product innovations, market research, as well as process optimization and product development.

8. Non-recurring items

IAS 1 Presentation of financial statements requires that material items of income and expense be disclosed separately. Non-recurring items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company’s financial information. The company considers these items to be significant and accordingly, management has excluded them from their segment measure of performance as noted in Note 5 Segment Reporting.

The non-recurring items included in the income statement are as follows:

Million US dollar	2020	2019
Impairment of goodwill	(2 500)	—
COVID-19 costs	(182)	—
Restructuring	(157)	(170)
Business and asset disposal (including non-recurring impairment losses)	(239)	(50)
Acquisition costs business combinations	(25)	(23)
Brazil State tax regularization program	—	(74)
Cost related to public offering of minority stake in Budweiser APAC	—	(6)
Impact on profit from operations	(3 103)	(323)
Gain on disposal of Australia	1 919	—
Non-recurring net finance income/(cost)	(1 738)	882
Non-recurring taxes	155	(6)
Non-recurring non-controlling interest	228	108
Net impact on profit attributable to equity holders of AB InBev	(2 538)	661

In the second quarter of 2020, the company recognized (2 500)m US dollar of goodwill impairment for its South Africa and Rest of Africa cash-generating units (see Note 4 Use of estimates and judgments and Note 14 Goodwill for further details).

COVID-19 costs amount to (182)m US dollar for the year ended 31 December 2020. These expenses mainly comprise costs related to personal protection equipment for the company’s employees, charitable donations and other costs incurred as a direct consequence of the COVID-19 pandemic.

The non-recurring restructuring charges for the year ended 31 December 2020 total (157)m US dollar (31 December 2019: (170)m US dollar). These charges primarily relate to organizational alignments. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time expenses provide the company with a lower cost base and bring a stronger focus to AB InBev´s core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposals amount to (239)m US dollar for the year ended 31 December 2020 mainly comprising impairment of tangible assets classified as held for sale as of 31 December 2020, intangible assets sold in 2020 and other intangibles. Business and asset disposals amounted to (50)m US dollar for the year ended 31 December 2019, mainly comprising of costs incurred in relation to the completion of 2018 disposals.

The acquisition costs of business combinations amount to (25)m US dollar for the year ended 31 December 2020 and mainly relate to the acquisition of Craft Brew Alliance. The acquisition costs of business combinations amounted to (23)m US dollar for the year ended 31 December 2019, primarily related to costs incurred to facilitate the combination with SAB.

In 2019, Ambev made a payment of (74)m US dollar to the State of Mato Grosso in relation to the Special Value-added Tax (ICMS) Amnesty Program in Brazil in accordance with the Brazilian State Tax Regularization Program.

For the year ended 31 December 2019, the company incurred (117)m US dollar of fees related to the initial public offering of a minority stake of its Asia Pacific subsidiary, Budweiser APAC, of which (6)m US dollar were reported in the income statement and (111)m US dollar were capitalized in equity. In addition, AB InBev also reported (58)m US dollar stamp duties in equity that are directly attributable to the public offering of Budweiser APAC.

On 1 June 2020, the company completed the previously announced sale of CUB to Asahi resulting in a net exceptional gain of 1 919m US dollar reported in discontinued operations. For more details, refer to Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

The company incurred a non-recurring net finance cost of (1 738)m US dollar for the year ended 31 December 2020 (31 December 2019: net finance income of 882m US dollar) – see Note 11 Finance cost and income.

All the amounts referenced above are before income taxes. The non-recurring items for the year ended 31 December 2020 decreased income taxes by 155m US dollar (31 December 2019: increase of income taxes by 6m US dollar).

Non-controlling interest on the non-recurring items amounts to 228m US dollar for the year ended 31 December 2020 (31 December 2019: 108m US dollar).

9. Payroll and related benefits

Million US dollar	2020	2019
Wages and salaries	(4 124)	(4 563)
Social security contributions	(582)	(683)
Other personnel cost	(637)	(678)
Pension expense for defined benefit plans	(218)	(193)
Share-based payment expense	(169)	(340)
Contributions to defined contribution plans	(91)	(101)
Payroll and related benefits	(5 821)	(6 558)

The number of full time equivalents can be split as follows:

	2020	2019
AB InBev NV/SA (parent company)	204	204
Other subsidiaries	163 491	171 711
Total number of FTE	163 695	171 915

10. Additional information on operating expenses by nature

Depreciation, amortization and impairment charges are included in the following line items of the 2020 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use asset	Impairment of goodwill, tangible and intangible assets
Cost of sales	2 625	91	16	—
Distribution expenses	141	3	108	—
Sales and marketing expenses	339	291	224	—
Administrative expenses	310	323	125	—
Other operating expenses	3	—	—	—
Non-recurring items	—	—	—	2 733
Depreciation, amortization and impairment	3 418	708	473	2 733

Depreciation, amortization and impairment charges are included in the following line items of the 2019 restated consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use asset	Impairment of goodwill, tangible and intangible assets
Cost of sales	2 751	86	11	—
Distribution expenses	155	4	191	—
Sales and marketing expenses	379	247	160	—
Administrative expenses	277	290	98	—
Other operating expenses	8	—	—	—
Depreciation, amortization and impairment	3 570	627	460	—

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of (5)m US dollar in 2020 from the aggregate depreciation, amortization and impairment expense to cost of goods sold (2019: 5m US dollar).

11. Finance cost and income

The finance cost and income included in the income statement are as follows:

Million US dollar	2020	2019
Interest expense	(4 016)	(4 168)
Capitalization of borrowing costs	12	19
Net interest on net defined benefit liabilities	(82)	(95)
Accretion expense	(564)	(650)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(502)	(393)
Net foreign exchange results (net of the effect of foreign exchange derivative instruments)	—	(180)
Tax on financial transactions	(103)	(79)
Net mark-to-market results on derivatives related to the hedging of share-based payment programs	(1 211)	—
Other financial costs, including bank fees	(135)	(225)
Finance cost excluding non-recurring items	(6 601)	(5 771)
Non-recurring finance cost	(1 818)	(222)
Finance cost	(8 419)	(5 993)
Interest income	150	292
Interest income on Brazilian tax credits	315	118
Hyperinflation monetary adjustments	76	86
Market-to-market gains on derivatives related to the hedging of share-based payment programs	—	898
Net foreign exchange results (net of the effect of foreign exchange derivative instruments)	43	—
Other financial income	58	21
Finance income excluding non-recurring items	642	1 415
Non-recurring finance income	80	1 104
Finance income	722	2 519
Net finance income/(cost) excluding non-recurring items	(5 959)	(4 355)
Net finance income/(cost)	(7 697)	(3 474)

Net finance costs, excluding non-recurring items, were 5 959m US dollar in 2020 compared to 4 355m US dollar in 2019. The increase was predominantly due to a mark-to-market loss of 1 211m US dollar in 2020, compared to a gain of 898m US dollar in 2019, resulting in a swing of 2 109m US dollar.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in China. Interest is capitalized at a borrowing rate ranging from 3% to 4%.

In 2020, accretion expense mainly includes interest on lease liabilities of 116m US dollar (2019: 124m US dollar), unwind of discounts of 306m US dollar (2019: 374m US dollar), bond fees of 102m US dollar (2019: 110m US dollar) and interest on provisions of 41m US dollar (2019: 42m US dollar).

Interest expenses are presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 29 Risks arising from financial instruments.

In the fourth quarter of 2020, Ambev, a subsidiary of AB InBev, concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision and other tax credit adjustments, Ambev recognized 481m US dollar income in Other operating income (refer to Note 7 Other operating income/(expenses)) and 315m US dollar of interest income in Finance income for the year ended 31 December 2020.

Non-recurring finance income/cost for 2020 includes:

•

1 008m US dollar loss resulting from mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and the restricted shares issued in connection with the combination with SAB (2019: 878m US dollar gain);

•	795m US dollar losses resulting from the early termination of certain bonds (2019: 84m US dollar gain);

•	15m US dollar loss write-off on the company’s investment in Delta Corporation Ltd due to the hyperinflation economy in Zimbabwe (2019: 188m US dollar loss);

•	80m US dollar gain related to remeasurement of deferred considerations on prior year acquisitions (2019: 90m US dollar gain).

Besides the items mentioned above, the non-recurring finance income/cost for 2019 includes:

•

34m US dollar loss on interest paid to the State of Mato Grosso in relation to the Special Value-added Tax (ICMS) Amnesty Program in Brazil in accordance with the Brazilian State Tax Regularization Program.

•	52m US dollar foreign exchange translation gain on intragroup loans that were historically reported in equity and were recycled to profit and loss account upon the reimbursement of these loans.

No interest income was recognized on impaired financial assets.

The interest income stems from the following financial assets:

Million US dollar	2020	2019
Cash and cash equivalents	103	237
Investment debt securities held for trading	1	9
Other loans and receivables	46	46
Total	150	292

The interest income on other loans and receivables includes the interest accrued on cash deposits as guarantees for certain legal proceedings pending resolution.

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 29 Risks arising from financial instruments.

12. Income taxes

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2020	2019
Current year	(2 082)	(2 863)
(Underprovided)/overprovided in prior years	119	58
Current tax expense	(1 963)	(2 805)
Origination and reversal of temporary differences	(30)	(21)
(Utilization)/recognition of deferred tax assets on tax losses	13	13
Recognition of previously unrecognized tax losses	48	27
Deferred tax (expense)/income	31	19
Total income tax expense	(1 932)	(2 786)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2020	2019
Profit before tax	2 080	12 776
Deduct share of results of associates and joint ventures	156	152
Profit before tax and before share of results of associates and joint ventures	1 924	12 624
Adjustments to the tax basis
Government incentives	(428)	(709)
Non-deductible/(non-taxable) marked to market on derivatives	2 219	(1 776)
Non-deductible impairment of goodwill	2 500	—
Other expenses not deductible for tax purposes	1 512	1 223
Other non-taxable income	(250)	(282)
	7 477	11 080
Aggregate weighted nominal tax rate	27.7%	26.2%
Tax at aggregated nominal tax rate	(2 069)	(2 901)
Adjustments on tax expense
Utilization of tax losses not previously recognized	13	13
Recognition of deferred taxes on previous years’ tax losses	48	27
Write-down of deferred tax assets on losses and current year losses for which no deferred tax asset is recognized	(386)	(137)
(Underprovided)/overprovided in prior years	119	58
Deductions from interest on equity	431	666
Deductions from goodwill	16	20
Other tax deductions	218	259
Change in tax rate	61	(95)
Withholding taxes	(423)	(505)
Other tax adjustments	39	(191)
	(1 932)	(2 786)
Effective tax rate	100.4%	22.1%

The total income tax expense for 2020 amounts to 1 932m US dollar compared to 2 786m US dollar for 2019. The effective tax rate is 100.4% for 2020 compared to 22.1% for 2019.

The 2020 effective tax rate is negatively impacted by the non-deductible, non-cash goodwill impairment loss and the non-deductible losses from derivatives. These derivatives relate to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The 2019 effective tax rate was positively impacted by non-taxable gains from these derivatives.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate for 2020 is 30.9% (2019: 23.0%). Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate.

Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized effective tax rate may not be comparable to other companies.

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2020	2019
Re-measurements of post-employment benefits	58	19
Exchange differences, cash flow and net investment hedges	304	88
Income tax (losses)/gains	361	107

13. Property, plant and equipment

Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	31 December 2020	31 December 2019
Property, plant and equipment owned	24 191	25 515
Property, plant and equipment leased (right-of-use assets)	2 228	2 029
Total property, plant and equipment	26 419	27 544

	31 December 2020				31 December 2019
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	12 216	34 381	2 160	48 757	47 969
Effect of movements in foreign exchange	(393)	(1 086)	(165)	(1 644)	(485)
Acquisitions	24	856	2 308	3 188	4 451
Acquisitions through business combinations	40	56	16	111	24
Disposals	(68)	(1 186)	(19)	(1 274)	(1 987)
Disposals through the sale of subsidiaries	—	—	—	—	(4)
Transfer (to)/from other asset categories and other movements¹	419	1 955	(2 519)	(145)	(1 211)
Balance at end of the period	12 237	34 976	1 780	48 993	48 757
Depreciation and impairment losses
Balance at end of previous year	(3 604)	(19 638)	—	(23 242)	(22 331)
Effect of movements in foreign exchange	54	570	—	625	310
Depreciation	(387)	(2 862)	—	(3 250)	(3 370)
Disposals	23	1 108	—	1 130	1 734
Disposals through the sale of subsidiaries	—	—	—	—	3
Impairment losses	(31)	(114)	—	(145)	(87)
Transfer to/(from) other asset categories and other movements¹	(4)	84	—	80	499
Balance at end of the period	(3 950)	(20 852)	—	(24 802)	(23 242)
Carrying amount
at 31 December 2019	8 612	14 743	2 160	25 515	25 515
at 31 December 2020	8 287	14 124	1 780	24 191	—

As at 31 December 2020, the carrying amount of property, plant and equipment subject to restrictions on title amounted to 2m US dollar (31 December 2019: 4m US dollar).

Contractual commitments to purchase property, plant and equipment amounted to 528m US dollar as at 31 December 2020 compared to 457m US dollar as at 31 December 2019.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 3 687m US dollar in 2020 compared to 4 854m US dollar for the same period last year. Out of the total 2020 capital expenditures approximately 41% was used to improve the company’s production facilities while 44% was used for logistics and commercial investments and 15% for improving administrative capabilities and for the purchase of hardware and software. 1

[1]

The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies. Accordingly, the transfers include the balances of Australian operations reclassified to assets held for sale as at 31 December 2019 and disposed of upon the completion of the sale on 1 June 2020.

Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows:

	2020
Million US dollar	Land and buildings	Machinery, equipment and other	Total
Net carrying amount at 31 December	1 726	502	2 228
Depreciation for the year ended 31 December	(343)	(156)	(499)

	2019
Million US dollar	Land and buildings	Machinery, equipment and other	Total
Net carrying amount at 31 December	1 723	306	2 029
Depreciation for the year ended 31 December	(329)	(160)	(489)

Additions to right-of-use assets for 2020 were 381m US dollar (2019: 420m US dollar).

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases.

The expense related to short-term and low-value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.

14. Goodwill

Million US dollar	31 December 2020	31 December 2019
Acquisition cost
Balance at end of previous year	128 119	133 316
Effect of movements in foreign exchange	(4 723)	53
Acquisitions through business combinations	185	682
Disposals through the sale of subsidiaries	—	(22)
Hyperinflation monetary adjustments	120	171
Reclassified as held for sale	—	(6 081)
Balance at end of the period	123 702	128 119
Impairment losses
Balance at end of previous year	(5)	(5)
Effect of movements in foreign exchange	(226)	—
Impairment losses	(2 500)	—
Balance at end of the period	(2 731)	(5)
Carrying amount
at 31 December 2019	128 114	128 114
at 31 December 2020	120 971	—

During 2020, AB InBev recognized goodwill on acquisitions of subsidiaries of 185m US dollar (2019: 682m US dollar) – see also Note 6 Acquisitions and disposals of subsidiaries.

Goodwill, which accounted for approximately 53% of AB InBev total assets as at 31 December 2020, is tested for impairment at the cash-generating unit level (that is one level below the operating segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev’s cash-generating units that are expected to benefit from the synergies of the combination whenever a business combination occurs.

Interim impairment testing

The COVID-19 pandemic resulted in a sharp contraction of sales during the second quarter of 2020 in many countries in which the company operates. The decline in performance resulting from the COVID-19 pandemic was viewed as a triggering event for impairment testing in accordance with IAS 36 Impairment of Assets. Consequently, the company conducted an impairment test during the second quarter of 2020 for the cash-generating units showing the highest invested capital to EBITDA multiples: Colombia, Rest of Middle Americas, South Africa, Rest of Africa and Rest of Asia Pacific.

By 30 June 2020, the uncertain course of the pandemic in the absence of effective vaccines or treatments, had caused extraordinary economic uncertainty, including how different countries would be affected, the speed of their recovery, the financial and fiscal measures these countries could implement and the longer term impact on the weighted average cost of capital and terminal growth rate of these countries.

During its interim goodwill impairment testing, the company considered several scenarios of the recovery of sales for the different cash-generating units being tested and ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate. These scenarios were based on management’s assumptions at the time on the recovery in a base case (which the company deemed to be the most likely case at the time of the interim impairment test), a best case and a worst case scenario per cash generating unit following the common recovery shapes: L, U and V where the letters describe the trajectory of key assumptions tracking economic conditions. In view of the uncertainties, management assumed a 15 to 30% probability for the worst case scenario, dependent on the cash generating units in this interim impairment testing.

Based upon the results of the interim impairment test and considering the assumptions described below, the company concluded that no goodwill impairment was warranted under the base and best case scenarios. Nevertheless, under the worst case scenario ran with higher discount rates to factor the heightened business risk, the company concluded that the recoverable amounts were below the carrying value for the South Africa and Rest of Africa cash-generating units. As a consequence, management concluded, based on the valuations performed, that it was prudent in view of the uncertainties to record an impairment of goodwill of (1.5) billion US dollar for the South Africa cash generating unit and (1.0) billion US dollar for the Rest of Africa cash generating unit applying a 30% probability of occurrence. The impairment charge was allocated to the company’s EMEA reportable segment as at 30 June 2020.

In the sensitivity analyses carried out as at 30 June 2020, based on the worst case discounted cash flow calculations, an adverse change of 1% in the WACC applied would lead to a reduction of the recoverable amount below the carrying amount for the South Africa, Rest of Africa, Columbia and Rest of Middle Americas cash generating units and would give rise to an additional impairment of 0.6 billion US dollar for the South Africa and Rest of Africa cash generating units, applying a 30% probability of occurrence. The company would therefore be faced with a risk of future impairment under the worst case scenario at these higher WACC assumptions.

A 5% increase/(decrease) in probability applied for the worst case scenario (holding all other assumptions constant) would lead to an additional/(reduced) impairment of 0.4 billion US dollar for the South Africa and Rest of Africa cash-generating units in aggregate.

These calculations were based on management’s assessment of reasonably possible adverse changes in key assumptions at the time of the interim impairment testing, yet they are hypothetical and should not be viewed as an indication that these factors are likely to change. The sensitivity analyses should therefore be interpreted with caution.

Annual impairment testing

The company performed a new impairment testing during the fourth quarter of 2020 for its cash-generating units and ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate. The impairment testing considered a single scenario based on management’s assumptions of the future performance of its cash-generating units and applied the assumptions described below.

Based on the annual goodwill impairment testing reperformed by management during the fourth quarter of 2020 in accordance with the methodology discussed above, no additional impairment charge was warranted.

Impairment testing methodology

The company performed its interim and annual goodwill impairment test at cash generating unit level, which is the lowest level at which goodwill is monitored for internal management purposes.

AB InBev’s impairment testing methodology is in accordance with IAS 36 Impairment of Assets, in which fair-value-less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted cash flow approach based on acquisition valuation models for the cash-generating units showing an invested capital to EBITDA multiple above 9x and valuation multiples for the other cash-generating units.

The key judgments, estimates and assumptions used in the discounted cash flow calculations were generally as follows:

•

In the first three years of the model, cash flows are based on AB InBev’s 1-year plan as approved by key management and management assumptions for the following 2 years. The three year plan model is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions. For the interim goodwill impairment testing, the company assumed a base case, best case and worst case scenario for each cash-generating unit being tested and ran sensitivities. For the annual impairment testing, the company considered a single scenario;

•

For the subsequent seven years of the model, data from each scenario was extrapolated generally using simplified assumptions such as macro-economic and industry assumptions, variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term GDP growth rates, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric;

•

Projections are discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric with more conservative assumptions in the worst case scenario interim impairment testing to factor the heightened business risk;

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 5%.

The WACC applied in US dollar nominal terms were as follow:

Cash-generating unit	31 December 2020	30 June 2020[1]	31 December 2019
Colombia	6%	6% - 7%	6%
Rest of Middle Americas	9%	10% - 11%	9%
South Africa	7%	7% - 8%	7%
Rest of Africa	10%	10% - 12%	10%
Rest of Asia Pacific	6%	8%	—

While a change in the weighted average cost of capital and the terminal growth rate used in impairment testing could have a material impact on the calculation of the fair values and trigger an impairment charge, based on the sensitivity analysis performed for the fourth quarter discounted cash flow calculations, the company is not aware of any reasonably possible change in the key assumptions that would cause the cash-generating units’ carrying amount to exceed its recoverable amount.

In the sensitivity analysis performed by management during the annual impairment testing in 2019 and 2020, an adverse change of 1% in WACC would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. AB InBev believes that all of its estimates are reasonable: they are consistent with the company’s internal reporting and reflect management’s current best estimates. However, inherent uncertainties exist, including the rate of recovery of the countries following the COVID-19 pandemic, and other factors that management may not be able to control. If the company’s current assumptions and estimates, including projected revenues growth rates, competitive and consumer trends, weighted average cost of capital, terminal growth rates, and other market factors, are not met, or if valuation factors outside of the company’s control change unfavorably, the estimated fair value of goodwill could be adversely affected, leading to a potential further impairment in the future.

Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	31 December 2020	31 December 2019
United States	33 552	33 451
Rest of North America	2 105	1 984
Mexico	12 446	13 175
Colombia	17 748	18 647
Rest of Middle Americas	24 036	25 257
Brazil	3 521	4 539
Rest of South America	1 061	1 101
Europe	2 444	2 277
South Africa	11 110	13 500
Rest of Africa	4 990	6 691
China	3 291	3 095
Rest of Asia Pacific	4 059	4 397
Global Export and Holding Companies	608	—
Total carrying amount of goodwill	120 971	128 114

[1]	With the higher WACC applied in the worst case scenario in the interim impairment testing.

15. Intangible assets

	31 December 2020					31 December 2019
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	40 074	2 774	2 594	666	46 108	48 465
Effect of movements in foreign exchange	(839)	(6)	42	14	(789)	(79)
Acquisitions through business combinations	157	—	—	5	162	99
Acquisitions and expenditures	35	190	53	279	557	631
Disposals	—	(23)	(38)	(81)	(142)	(259)
Disposals through the sale of subsidiaries	—	—	—	—	—	(29)
Transfer (to)/from other asset categories and other movements[1]	—	96	321	(428)	(11)	(2 720)
Balance at end of period	39 427	3 031	2 972	455	45 885	46 108
Amortization and impairment losses
Balance at end of previous year	(32)	(1 595)	(1 851)	(178)	(3 656)	(3 634)
Effect of movements in foreign exchange	—	12	(29)	1	(16)	41
Amortization	—	(297)	(364)	(54)	(715)	(622)
Impairment	(9)	(156)	—	—	(165)	—
Disposals	—	18	35	9	62	254
Disposals through the sale of subsidiaries	—	—	—	—	—	—
Transfer to/(from) other asset categories and other movements[1]	—	(54)	28	158	132	305
Balance at end of period	(41)	(2 072)	(2 181)	(64)	(4 358)	(3 656)
Carrying value
at 31 December 2019	40 042	1 179	743	488	42 452	42 452
at 31 December 2020	39 386	959	791	391	41 527	—

During 2020, AB InBev recognized intangible assets on acquisitions of subsidiaries of 162m US dollar (2019: 128m US dollar)—see also Note 6 Acquisitions and disposals. In addition, during 2020, the company recognized (165)m US dollar impairment on intangible sold during 2020 and other intangibles (31 December 2019: nil) – see also Note 8 Non-recurring items.

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives. 3

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchased for its own products. These were tested for impairment in the second and the fourth quarter of 2020. Based on the impairment testing results, no impairment loss was allocated to intangible assets with indefinite useful lives – refer to Note 14 Goodwill.

As at 31 December 2020, the carrying amount of the intangible assets amounted to 41 527m US dollar (31 December 2019:42 452m US dollar) of which 39 395m US dollar was assigned an indefinite useful life (31 December 2019: 40 217m US dollar) and 2 132m US dollar a finite life (31 December 2019: 2 235m US dollar).

[3]

The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of intangible assets held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies. Accordingly, the 2019 transfers include the balances of Australian operations reclassified to assets held for sale as at 31 December 2019 and disposed of upon the completion of the sale on 1 June 2020.

The carrying amount of intangible assets with indefinite useful lives was allocated to the cash-generating units as follows:

Million US dollar Cash-generating unit	2020	2019
United States	22 172	22 124
Rest of North America	42	66
Mexico	3 067	3 243
Colombia	3 320	3 488
Rest of Middle Americas	3 655	3 915
Brazil	1	3
Rest of South America	681	714
Europe	461	489
South Africa	3 289	3 417
Rest of Africa	1 068	1 228
China	427	410
Rest of Asia Pacific	1 212	1 120
Total carrying amount of intangible assets with indefinite useful lives	39 395	40 217

Intangible assets with indefinite useful lives have been tested for impairment using the same methodology and assumptions as disclosed in Note 14 Goodwill. Based on the assumptions described in that note, AB InBev concluded that no impairment charge is warranted. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company is not aware of any reasonably possible change in a key assumption used that would cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

16. Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2020			2019
Million US dollar	AB InBev Efes	Castel	Efes	AB InBev Efes	Castel	Efes
Balance at 1 January	1 132	3 239	451	1 159	3 279	479
Effect of movements in foreign exchange	—	270	(92)	—	(56)	(59)
Dividends received	—	(19)	—	(15)	(95)	(11)
Share of results of associates	3	76	32	(11)	111	42
Balance at 31 December	1 135	3 566	391	1 133	3 239	451

Summarized financial information of the company’s material associates is as follows:

	2020			2019
Million US dollar	AB InBev Efes	Castel	Efes	AB InBev Efes	Castel	Efes
Current assets	351	4 048	2 156	377	4 044	2 266
Non-current assets	603	3 775	4 642	767	4 255	5 618
Current liabilities	(591)	(1 531)	(1 639)	(652)	(1 631)	(1 859)
Non-current liabilities	(75)	(671)	(1 852)	(109)	(743)	(1 986)
Non-controlling interests	—	(687)	(1 627)	—	(723)	(1 909)
Net assets	288	4 934	1 679	383	5 201	2 130
Revenue	1 276	4 879	3 847	1 388	5 107	4 015
Profit (loss)	(20)	700	224	23	719	276
Other comprehensive income (loss)	—	(134)	392	—	(372)	(431)
Total comprehensive income (loss)	(20)	566	617	23	347	(155)

In 2020, associates that are not individually material contributed 45m US dollar to the results of investment in associates (2019: 10m US dollar).

Following the entry of Zimbabwe in a hyperinflation economy in 2019, the company recorded an impairment of 15m US dollar in 2020 on its investment in Delta Corporation Ltd (2019: 188m US dollar). The impairment is recorded as a non-recurring net finance cost. Refer to Note 11 Finance cost and income.

Additional information related to the significant associates is presented in Note 36 AB InBev Companies.

17. Investment securities

Million US dollar	31 December 2020	31 December 2019
Investment in unquoted companies	115	86
Investment on debt securities	22	25
Non-current investments	137	111
Investment on debt securities	396	91
Current investments	396	91

As of 31 December 2020, current debt securities of 396m US dollar mainly represented investments in government bonds (31 December 2019: 91m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

18. Deferred tax assets and liabilities

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2020
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	398	(2 487)	(2 089)
Intangible assets	106	(10 007)	(9 901)
Inventories	86	(65)	22
Trade and other receivables	62	—	62
Interest-bearing loans and borrowings	858	(603)	255
Employee benefits	648	(8)	640
Provisions	525	(30)	495
Derivatives	13	(46)	(33)
Other items	312	(1 152)	(840)
Loss carry forwards	782	—	782
Gross deferred tax assets/(liabilities)	3 790	(14 398)	(10 607)
Netting by taxable entity	(1 771)	1 771	—
Net deferred tax assets/(liabilities)	2 019	(12 627)	(10 607)

	2019
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	415	(2 550)	(2 135)
Intangible assets	112	(10 327)	(10 215)
Inventories	119	(67)	52
Trade and other receivables	52	(1)	51
Interest-bearing loans and borrowings	706	(603)	103
Employee benefits	631	(3)	628
Provisions	467	(22)	445
Derivatives	23	(21)	2
Other items	311	(861)	(550)
Loss carry forwards	515	—	515
Gross deferred tax assets/(liabilities)	3 350	(14 455)	(11 105)
Netting by taxable entity	(1 631)	1 631	—
Net deferred tax assets/(liabilities)	1 719	(12 824)	(11 105)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2020	2019
Balance at 1 January	(11 105)	(11 648)
Recognized in profit or loss	32	19
Recognized in other comprehensive income	361	109
Acquisitions through business combinations	(6)	(18)
Reclassified as held for sale	(1)	363
Other movements and effect of changes in foreign exchange rates	112	70
Balance at 31 December	(10 607)	(11 105)

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired through business combinations. The realization of such temporary differences is unlikely to revert within 12 months. The net deferred tax liabilities attributable to the US business amounted to 6.6 billion US dollar as of 31 December 2020.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 3 464m US dollar in 2020 (2019: 4 734m US dollar). 1 082m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 303m US dollar, 221m US dollar and 239m US dollar expire within respectively 1, 2 and 3 years, while 1 618m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

19. Inventories

Million US dollar	31 December 2020	31 December 2019
Prepayments	92	105
Raw materials and consumables	2 499	2 478
Work in progress	439	405
Finished goods	1 256	1 257
Goods purchased for resale	197	182
Inventories	4 482	4 427
Inventories other than work in progress
Inventories stated at net realizable value	214	171

The cost of inventories recognized as an expense in 2020 amounts to 19 634m US dollar, included in cost of sales (2019: 20 362m US dollar).

Impairment losses on inventories recognized in 2020 amount to 117m US dollar. The impairment loss includes the write off of obsolete work in progress and finished goods as a result of the COVID-19 pandemic (2019: 59m US dollar).

20.	Trade and other receivables

Million US dollar	31 December 2020	31 December 2019
Cash deposits for guarantees	184	219
Loans to customers	25	58
Tax receivable, other than income tax	99	96
Brazilian tax credits and interest receivables	997	70
Trade and other receivables	357	363
Non-current trade and other receivables	1 661	807
Trade receivables and accrued income	3 284	4 046
Interest receivables	4	21
Tax receivable, other than income tax	552	821
Loans to customers	117	119
Prepaid expenses	354	563
Other receivables	522	616
Current trade and other receivables	4 833	6 187

Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the balance sheet date. As of 31 December 2020, the total amount of such credits and interest receivables represented 997m US dollar (31 December 2019: 70m US dollar). Refer to Note 7 Other operating income/(expenses) and Note 11 Finance cost and income for more details.

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2020 and 2019 respectively:

		Of which: neither	Of which not impaired as of the reporting date and past due
	Net carrying amount as of 31 December 2020	impaired nor past due on the reporting date
			Less than 30 days	30 Between and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	3 285	3 074	155	37	10	8
Loans to customers	142	86	3	2	50	—
Interest receivable	4	4	—	—	—	—
Other receivables	522	416	2	16	5	83
	3 953	3 580	161	55	66	91

		Of which: neither	Of which not impaired as of the reporting date and past due
	Net carrying amount as of 31 December 2019	impaired nor past due on the reporting date
			Less than 30 days	30 Between and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	4 046	3 690	261	44	44	7
Loans to customers	177	172	1	2	2	—
Interest receivable	21	21	—	—	—	—
Other receivables	616	582	9	16	5	4
	4 860	4 465	271	62	51	11

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in 2020 amount to 99m US dollar (2019: 51m US dollar). The impairment loss recognized in 2020 includes AB InBev’s estimate of overdue receivables the company will not be able to collect from defaulting customers as a result of the COVID-19 pandemic.

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 29 Risks arising from financial instruments.

21.	Cash and cash equivalents and investment securities

Million US dollar	31 December 2020	31 December 2019
Short-term bank deposits	3 319	2 236
Treasury Bills	6 800	—
Cash and bank accounts	5 132	5 002
Cash and cash equivalents	15 252	7 238
Bank overdrafts	(5)	(68)
	15 247	7 169

The company’s investment in Treasury Bills is to facilitate liquidity and for capital preservation.

The cash outstanding as at 31 December 2020 includes restricted cash for an amount of 84m US dollar (31 December 2019: 78m US dollar). This restricted cash relates to an outstanding consideration payable to former Anheuser-Busch shareholders that have not yet claimed the proceeds from the 2008 combination (1m US dollar) and amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (83m US dollar).

22.	Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations

ASSETS CLASSIFIED AS HELD FOR SALE

Million US dollar	31 December 2020	31 December 2019
Balance at the end of previous year	10 013	39
Reclassified to assets held for sale in the period	210	9 692
Disposals	(9 665)	(59)
Effect of movements in foreign exchange	(484)	341
Balance at the end of year	74	10 013

LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE

Million US dollar	31 December 2020	31 December 2019
Balance at end of previous year	1 145	—
Reclassified to liabilities associated with assets held for sale	(46)	1 106
Disposals	(1 044)	—
Effect of movements in foreign exchange	(55)	39
Balance at end of the period	—	1 145

On 19 July 2019, AB InBev announced the agreement to divest CUB, its Australian subsidiary, to Asahi for 16.0 billion AUD on a cash free, debt free basis. Consequently, in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as at 31 December 2019, assets and liabilities associated with the Australian operations were reclassified to assets held for sale and liabilities associated with assets held for sale. Furthermore, the results of the Australian operations were accounted for as discontinued operations and presented in a separate line in the condensed consolidated interim income statement (“profit from discontinued operations”) up to 31 May 2020.

Upon the closing of the transaction on 1 June 2020, the company received 10.8 billion US dollar proceeds net of disposal costs, derecognized (8.5) billion US dollar of net assets in relation to its former Australian operations, recycled (0.4) billion US dollar of the cumulative foreign exchange differences on its former Australian operations and cashflow hedges from equity to profit or loss, resulting in a net gain on disposal of 1.9 billion US dollar recognized in discontinued operations.

ASSETS AND LIABILITIES HELD FOR SALE

Assets and liabilities relating to the Australian operations were classified as held for sale on the consolidated statement of financial position as at 31 December 2019 and disposed of upon the completion of the sale on 1 June 2020. The relevant assets and liabilities are detailed in the table below:

Million US dollar	1 June 2020	31 December 2019
Assets
Property, plant and equipment	581	625
Goodwill and intangible assets	8 584	9 030
Other assets	371	310
Assets classified as held for sale	9 537	9 965
Liabilities
Trade and other payables	(581)	(659)
Deferred tax liabilities	(363)	(380)
Other liabilities	(101)	(106)
Liabilities associated with assets held for sale	(1 044)	(1 145)
Net assets disposed of	8 493	—
Gain on divestiture of Australia (discontinued operations-non-recurring)	1 919	—
Recycling of CTA and cashflow hedges	426	—
Consideration received	10 838	—

RESULTS FROM DISCONTINUED OPERATIONS

The following table summarizes the results of the Australian operations included in the consolidated income statements and presented as discontinued operations:

For the period ended Million US dollar	31 May 2020	31 December 2019
Revenue	477	1 394
Profit from operations	178	632
Profit from discontinued operations	136	424

CASH FLOW FROM DISCONTINUED OPERATIONS

Cash flows attributable to the operating, investing and financing activities of the Australian operations are summarized as follows:4

For the period ended Million US dollar	31 May 2020	31 December 2019[1]
Cash flow from operating activities	84	640
Cash flow from investing activities – proceeds from Australia divestiture	10 838	219
Cash flow from investing activities – other	(13)	(77)
Cash flow from financing activities	(6)	(24)
Net increase in cash and cash equivalents	10 903	758

23.	Changes in equity and earnings per share

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during 2020:

Issued capital	Issued capital
	Million shares	Million US dollar
At the end of the previous year	2 019	1 736
Changes during the period	—	—
	2 019	1 736
Of which:
Ordinary shares	1 693
Restricted shares	326

[4]

The 2019 cash flow from investing activities has been restated to reflect reclassification of the cash flow hedges in relation to the Australia divestiture reported in the financing activities in 2019 and recycled to profit or loss upon the completion of the transaction.

Treasury shares	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar
At the end of the previous year	59.9	(6 270)	(2 556)
Changes during the period	(12.9)	1 359	(974)
	47.0	(4 911)	(3 530)

As at 31 December 2020, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 46 992 567 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 325 999 817 restricted shares. As at 31 December 2020, the total of authorized, unissued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the SAB combination (i.e. as from 11 October 2021). From completion of the SAB combination, such restricted shares will rank equally with the ordinary shares with respect to dividends and voting rights.

The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 2 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.

On 31 December 2020, AB InBev completed the issuance of a 49.9% minority stake in its US-based metal container operations to Apollo Global Management, Inc. for the net proceeds of 3.0 billion USD. This transaction allowed the company to create additional shareholder value by optimizing its business at an attractive price and generate proceeds to repay debt, in line with its deleveraging commitments. AB InBev retained operational control of its US-based metal container operations.

As required by IFRS 10 Consolidated Financial Statements, the transaction was reported in the equity statement resulting in recognition of 1.9 billion US dollar in Non-controlling interest and 1.1 billion US dollar in Reserves.

On 30 September 2019, the initial public offering (the “IPO”) of a minority stake in Budweiser Brewing Company APAC Limited, AB InBev´s Asia Pacific subsidiary, was completed and Budweiser APAC commenced the listing of its shares on the Hong Kong Stock Exchange. In addition, on 3 October 2019, the over-allotment option in connection with the IPO of Budweiser APAC was fully exercised by the international underwriters.

The final number of shares issued in the IPO was 1 669 459 000 shares comprising of 72 586 000 shares issued under the Hong Kong public offering, 1 379 118 000 shares placed under the international offering, and 217 755 000 shares issued under the over-allotment option fully exercised by the international underwriters.

Following the completion of the IPO and after the exercise of the over-allotment option, AB InBev retained an 87.22% controlling interest of the issued share capital of Budweiser APAC. As presented in the consolidated statement of changes in equity, the transaction resulted in a 4.4 billion US dollar increase in equity and a 1.2 billion US dollar increase in non-controlling interest representing 12.78% of the net assets of Budweiser APAC.

The net proceeds of the offering (after deducting the underwriting commissions and other expenses in connection with the IPO and the issuance of the new shares) amount to 5.6 billion US dollar and were used to repay debt of AB InBev.

During 2020, there were no significant purchases of non-controlling interests in subsidiaries.

ACQUISITIONS AND DISPOSALS OF OWN SHARES (REPORT ACCORDING TO ARTICLE 7:220 OF THE BELGIAN COMPANIES CODE OF COMPANIES AND ASSOCIATIONS) AND BORROWINGS OF OWN SHARES– PURCHASE OF OWN SHARES

During 2020, the company has not acquired any treasury shares in accordance with article 7:215 of the Belgian Code of Companies and Associations (former article 620 of the Belgian Companies Code) and has proceeded with the following disposals of its own shares.

Treasury shares

The company has used 9 520 966 treasury shares to settle the participants’ obligations related to the Zenzele Scheme (refer to Note 31 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other for more details). As a result, as at 31 December 2020, the group owned 46 992 567 own shares of which 38 779 160 were held directly by AB InBev. The par value of the share is 0.61 euro. As a consequence, the treasury shares used to settle the obligations during 2020 represented 7 126 734 US dollar (5 807 966 euro) of the subscribed capital and the shares that the company still owned at the end of 2020 represented 35 175 372 US dollar (28 665 466 euro) of the subscribed capital.

Borrowed shares

In order to fulfill AB InBev’s commitments under various outstanding stock option plans, during the course of 2020, the company had stock lending arrangements in place for up to 30 million shares, which were fully used to fulfill stock option plan commitments. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.

DIVIDENDS

On 24 February 2021, a dividend of 0.50 euro per share or 1 003m euro was proposed by the Board of Directors, and will be subject to approval at the shareholder’ meeting on 28 April 2021.

On 24 October 2019, an interim dividend of 0.80 euro per share or approximately 1 588m euro was approved by the Board of Directors. This interim dividend was paid out on 21 November 2019. On 3 June 2020, in addition to the interim dividend paid on 21 November 2019, a dividend of 0.50 euro per share or 1 002m euro was approved at the shareholder’ meeting, reflecting a total dividend payment for the 2019 fiscal year of 1.30 euro per share or 2 590m euro. The dividend was paid out as of 11 June 2020.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss. On 1 June 2020, upon the Australia divestiture, the company recycled 370m US dollar of cash flow hedges in relation to its former Australia operations from equity to profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 31 December 2020, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves
As per 1 January 2020	(19 936)	397	(1 740)	(21 279)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(9 943)	—	—	(9 943)
Cash flow hedges	—	198	—	198
Cash flow hedges and cumulative translation adjustments reclassified from equity to profit or loss in relation to Australia divestiture	645	(219)	—	426
Re-measurements of post-employment benefits	—	—	(243)	(243)
Total comprehensive income/(loss)	(9 298)	(21)	(243)	(9 562)
As per 31 December 2020	(29 234)	376	(1 983)	(30 841)

The increase in translation reserves is primarily related to the combined effect of the weakening of the closing rates of the Mexican pesos, the South African rand, the Colombian pesos, the Brazilian real and the Peruvian sol, and the strengthening of the Euro which resulted in a foreign exchange translation adjustment of 9 943m US dollar as of 31 December 2020 (decrease of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves
As per 1 January 2019	(21 079)	494	(1 567)	(22 152)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	1 143	—	—	1 143
Cash flow hedges	—	(97)	—	(97)
Re-measurements of post-employment benefits	—	—	(173)	(173)
Total comprehensive income/(loss)	1 143	(97)	(173)	873
As per 31 December 2019	(19 936)	397	(1 740)	(21 279)

EARNINGS PER SHARE

The calculation of basic earnings per share for 2020 is based on the profit attributable to equity holders of AB InBev of 1 405m US dollar (2019: 9 171m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2020	2019
Issued ordinary and restricted shares at 1 January, net of treasury shares	1 959	1 957
Effect of stock lending	30	25
Effect of delivery of treasury shares	9	2
Weighted average number of ordinary and restricted shares at 31 December	1 998	1 984

The calculation of diluted earnings per share for 2020 is based on the profit attributable to equity holders of AB InBev of 1 405m US dollar (2019: 9 171m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2020	2019
Weighted average number of ordinary and restricted shares at 31 December	1 998	1 984
Effect of share options, warrants and restricted stock units	39	42
Weighted average number of ordinary and restricted shares (diluted) at 31 December	2 037	2 026

The calculation of earnings per share before non-recurring items and discontinued operations is based on the profit from continuing operations attributable to equity holders of AB InBev. A reconciliation of the profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev to the profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2020	2019
Profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev	3 807	8 086
Non-recurring items, before taxes (refer to Note 8)	(3 103)	(323)
Non-recurring finance income/(cost), before taxes (refer to Note 11)	(1 738)	882
Non-recurring taxes (refer to Note 8)	155	(6)
Non-recurring non-controlling interest (refer to Note 8)	228	108
Profit from discontinued operations (refer to Note 22)	2 055	424
Profit attributable to equity holders of AB InBev	1 405	9 171

The calculation of the Underlying EPS is based on the profit before non-recurring items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts attributable to equity holders of AB InBev. A reconciliation of the profit before non-recurring items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev to the profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev, is calculated as follows:

Million US dollar	2020	2019
Profit before non-recurring items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev	5 022	7 196
Mark-to-market (losses)/gains on certain derivatives related to the hedging of share-based payment programs (refer to Note 11)	(1 211)	898
Hyperinflation impacts	(4)	(7)
Profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev	3 807	8 086

The table below sets out the EPS calculation:

Million US dollar	2020	2019
Profit attributable to equity holders of AB InBev	1 405	9 171
Weighted average number of ordinary and restricted shares	1 998	1 984
Basic EPS from continuing and discontinued operations	0.70	4.62
Profit from continuing operations attributable to equity holders of AB InBev	(650)	8 748
Weighted average number of ordinary and restricted shares	1 998	1 984
Basic EPS from continuing operations	(0.33)	4.41
Profit from continuing operations before non-recurring items and discontinued operations, attributable to equity holders of AB InBev	3 807	8 086
Weighted average number of ordinary and restricted shares	1 998	1 984
Basic EPS from continuing operations before non-recurring items	1.91	4.08
Profit before non-recurring items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev	5 022	7 196
Weighted average number of ordinary and restricted shares	1 998	1 984
Underlying EPS	2.51	3.63
Profit attributable to equity holders of AB InBev	1 405	9 171
Weighted average number of ordinary and restricted shares (diluted)	2 037	2 026
Diluted EPS from continuing and discontinued operations	0.69	4.53
Profit from continuing operations attributable to equity holders of AB InBev	(650)	8 748
Weighted average number of ordinary and restricted shares (diluted)¹	1 998	2 026
Diluted EPS from continuing operations	(0.33)	4.32
Profit from continuing operations before non-recurring items and discontinued operations, attributable to equity holders of AB InBev	3 807	8 086
Weighted average number of ordinary and restricted shares (diluted)	2 037	2 026
Diluted EPS from continuing operations before non-recurring items	1.87	3.99

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS from continuing operations before non-recurring items, 76m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2020 (31 December 2019: 59m share options1).

[1]

In accordance with the guidance provided by IAS 33 Earnings per Share, for the 2020 calculation of Diluted EPS from continuing operations, the potential dilutive effect of share options, warrants and restricted stock units was disregarded considering the negative results in the period.

24.	Interest-bearing loans and borrowings

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 29 Risks arising from financial instruments.

Non-current liabilities Million US dollar	31 December 2020	31 December 2019
Secured bank loans	46	71
Unsecured bank loans	—	50
Unsecured bond issues	93 523	95 674
Unsecured other loans	73	77
Lease liabilities	1 837	1 692
Non-current interest-bearing loans and borrowings	95 478	97 564

Current liabilities Million US dollar	31 December 2020	31 December 2019
Secured bank loans	656	790
Commercial papers	1 522	1 599
Unsecured bank loans	294	135
Unsecured bond issues	202	2 532
Unsecured other loans	10	20
Lease liabilities	397	333
Current interest-bearing loans and borrowings	3 081	5 410

The current and non-current interest-bearing loans and borrowings amount to 98.6 billion US dollar as at 31 December 2020, compared to 103.0 billion US dollar as at 31 December 2019.

In March 2020, the company drew the full 9.0 billion US dollar commitment under the 2010 Senior Facilities Agreement, in order to proactively safeguard its liquidity position by holding cash on its balance sheet through the period of significant financial market volatility and uncertainty as a result of the COVID-19 virus pandemic. The revolving credit facilities were repaid in full in the second quarter of 2020. On 18 February 2021, the company announced the successful signing of a new 10.1 billion US dollar Sustainable-Linked Loan Revolving Credit Facility (“SLL RCF”) with an initial five-year term, replacing the aforementioned 9.0 billion US dollar of committed long-term credit facilities (refer to Note 35 Events after the balance sheet date).

Commercial papers amount to 1.5 billion US dollar as at 31 December 2020 (31 December 2019: 1.6 billion US dollar) and include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.

On 2 April 2020 and 3 April 2020, Anheuser-Busch InBev NV/SA (ABISA) and Anheuser-Busch InBev Worldwide Inc. (ABIWW) respectively, completed the issuance of the following series of bonds:

Issue date	Issuer (abbreviated)	Maturity date	Currency	Aggregate principal amount (in millions)	Interest rate
2 April 2020	ABISA	2 December 2027	EUR	1 000	2.125%
2 April 2020	ABISA	2 April 2032	EUR	1 750	2.875%
2 April 2020	ABISA	2 April 2040	EUR	1 750	3.700%
3 April 2020	ABIWW	1 June 2030	USD	1 750	3.500%
3 April 2020	ABIWW	1 June 2040	USD	1 000	4.350%
3 April 2020	ABIWW	1 June 2050	USD	2 250	4.500%
3 April 2020	ABIWW	1 June 2060	USD	1 000	4.600%

On 7 July 2020, the company completed the tender offers of seven series of notes issued by Anheuser-Busch InBev NV/SA (ABISA) and Anheuser-Busch InBev Finance Inc. (ABIFI) and repurchased 3.0 billion US dollar aggregate principal amount of these notes. The total principal amount accepted in the tender offers is set out in the table below:

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)	Principal amount not redeemed (in million)
7 July 2020	ABISA	4.000% Notes due 2021	EUR	750	231	519
7 July 2020	ABISA	1.950% Notes due 2021	EUR	650	123	527
7 July 2020	ABISA	0.875% Notes due 2022	EUR	2 000	356	1 644
7 July 2020	ABISA	0.800% Notes due 2023	EUR	1 000	356	644
7 July 2020	ABIFI	Floating Rate Notes due 2021	USD	311	129	182
7 July 2020	ABIFI	2.625% Notes due 2023	USD	643	167	476
7 July 2020	ABIFI	3.300% Notes due 2023	USD	2 799	1 467	1 332

On 15 September 2020, the company completed the tender offers of six series of notes issued by Anheuser-Busch InBev NV/SA (ABISA), Anheuser-Busch InBev Finance Inc. (ABIFI) and Anheuser-Busch InBev Worldwide Inc. (ABIWW) and repurchased 2.1 billion US dollar aggregate principal amount of these notes. The total principal amount accepted in the tender offers is set out in the table below:

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)	Principal amount not redeemed (in million)
17 September 2020	ABIWW	Floating rate notes due 2024	USD	229	113	116
17 September 2020	ABIWW	3.500% Notes due 2024	USD	654	404	250
17 September 2020	ABIFI	3.700% Notes due 2024	USD	865	376	489
17 September 2020	ABISA	Floating rate notes due 2024	EUR	1 500	517	983
17 September 2020	ABISA	2.875% Notes due 2024	EUR	750	195	555
17 September 2020	ABISA	1.500% Notes due 2025	EUR	2 500	353	2 147

These tender offers were financed with cash.

During 2020, the company announced that Anheuser-Busch InBev NV/SA (ABISA) and its wholly-owned subsidiaries Anheuser-Busch InBev Worldwide Inc (ABIWW), Anheuser-Busch InBev Finance Inc. (ABIFI) and Anheuser-Busch North American Holding Corporation (ABNA) were exercising their options to redeem the outstanding principal amount for an aggregate principle amount of 10.0 billion US dollar indicated in the table below of the following series of notes:

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)
29 July 2020	ABIWW	3.250% Notes due 2022	AUD	550	550
12 August 2020	ABIWW	4.375% Notes due 2021	USD	285	285
12 August 2020	ABIWW	2.500% Notes due 2022	USD	454	454
12 August 2020	ABIFI	3.375% Notes due 2023	CAD	600	600
12 August 2020	ABNA	3.750% Notes due 2022	USD	150	150
25 September 2020	ABISA	1.750% Notes due 2025	GBP	650	650
8 October 2020	ABIFI	2.600% Notes due 2024	CAD	1 300	1 300
8 October 2020	ABISA	1.950% Notes due 2021	EUR	527	527
8 October 2020	ABISA	0.875% Notes due 2022	EUR	1 644	1 644
3 December 2020	ABISA	4.000% Notes due 2021	EUR	519	519
3 December 2020	ABISA	0.800% Notes due 2023	EUR	644	644
16 December 2020	ABIFI	2.625% Notes due 2023	USD	476	476
16 December 2020	ABIFI	3.300% Notes due 2023	USD	1 332	1 332
16 December 2020	ABIFI	3.700% Notes due 2024	USD	489	489
16 December 2020	ABIWW	3.500% Notes due 2024	USD	250	250

The redemption of these notes was financed with cash.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position.

AB InBev’s net debt decreased to 82.7 billion US dollar as at 31 December 2020, from 95.5 billion US dollar as at 31 December 2019. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (6.4 billion US dollar), settlement of derivatives (0.7 billion US dollar increase of net debt), dividend payments to shareholders of AB InBev and Ambev (1.8 billion US dollar), foreign exchange impact on net debt (3.4 billion US dollar increase of net debt), the proceeds from the divestiture of the Australian business (10.8 billion US dollar decrease of net debt) and the proceeds related to the issuance of a 49.9% minority stake in the company’s US-based metal container operations (3.0 billion US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as at the dates indicated:

Million US dollar	31 December 2020	31 December 2019
Non-current interest-bearing loans and borrowings	95 478	97 564
Current interest-bearing loans and borrowings	3 081	5 410
Interest-bearing loans and borrowings	98 559	102 974
Bank overdrafts	5	68
Cash and cash equivalents	(15 252)	(7 238)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(173)	(146)
Debt securities (included within Investment securities)	(418)	(117)
Net debt	82 722	95 542

Reconciliation of liabilities arising from financing activities

The table below details changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the company’s consolidated cash flow statement from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt
Balance at 1 January 2020	97 564	5 410
Proceeds from borrowings	11 226	3 596
Payments on borrowings	(13 596)	(9 520)
Capitalization / (payment) of lease liabilities	394	(484)
Amortized cost	71	17
Unrealized foreign exchange effects	2 521	241
Current portion of long-term debt	(3 744)	3 744
Other movements	1 042	77
Balance at 31 December 2020	95 478	3 081

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt
Balance at 1 January 2019	106 997	4 584
Proceeds from borrowings	17 939	4 645
Payments on borrowings	(22 339)	(8 253)
Capitalization / (payment) of lease liabilities	420	(441)
Amortized cost	75	13
Unrealized foreign exchange effects	(538)	(39)
Current portion of long-term debt	(4 769)	4 769
Liabilities associated with assets held for sale	(69)	(15)
Other movements	(152)	147
Balance at 31 December 2019	97 564	5 410

25.	Employee benefits

AB InBev sponsors various post-employment benefit plans worldwide, which include both defined contribution plans, defined benefit plans, and other post-employment benefits. In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2020, contributions paid into defined contribution plans for the company amounted to 91m US dollar compared to 101m US dollar for 2019.

DEFINED BENEFIT PLANS

During 2020, the company contributed to 81 defined benefit plans, of which 60 are retirement or leaving service plans, 17 are medical cost plans and 4 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. In many of the countries the plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Brazil, Canada, Colombia, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.

The present value of funded obligations includes a 126m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. As at 31 December 2020, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 2 964m US dollar as at 31 December 2020 compared to 2 834m US dollar as at 31 December 2019. In 2020, the fair value of the plan assets increased by 207m US dollar and the defined benefit obligations increased by 353m US dollar. The increase in the employee benefit net liability is mainly driven by decreases in the discount rates.

The company’s net liability for post-employment and long-term employee benefit plans comprises the following as at 31 December 2020 and 2019:

Million US dollar	2020	2019
Present value of funded obligations	(7 703)	(7 333)
Fair value of plan assets	5 649	5 442
Present value of net obligations for funded plans	(2 054)	(1 891)
Present value of unfunded obligations	(793)	(810)
Present value of net obligations	(2 847)	(2 701)
Unrecognized asset	(31)	(74)
Net liability	(2 878)	(2 775)
Other long term employee benefits	(86)	(59)
Total employee benefits	(2 964)	(2 834)
Employee benefits amounts in the balance sheet:
Liabilities	(2 970)	(2 848)
Assets	6	14
Net liability	(2 964)	(2 834)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2020	2019
Defined benefit obligation at 1 January	(8 143)	(7 568)
Current service costs	(72)	(67)
Interest cost	(250)	(326)
Past service gain/(cost)	16	(9)
Settlements	153	109
Benefits paid	519	596
Contribution by plan participants	(2)	(2)
Actuarial gains/(losses) – demographic assumptions	20	61
Actuarial gains/(losses) – financial assumptions	(690)	(912)
Experience adjustments	(12)	29
Exchange differences	(35)	(86)
Transfers and other movements	—	32
Defined benefit obligation at 31 December	(8 496)	(8 143)

As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.8 billion US dollar relating to active employees, 1.9 billion US dollar relating to deferred members and 4.8 billion US dollar relating to members in retirement.

The changes in the fair value of plan assets are as follows:

Million US dollar	2020	2019
Fair value of plan assets at 1 January	5 442	5 059
Interest income	168	218
Administration costs	(19)	(23)
Return on plan assets exceeding interest income	332	579
Contributions by AB InBev	394	294
Contributions by plan participants	2	2
Benefits paid net of administration costs	(519)	(596)
Assets distributed on settlements	(146)	(107)
Exchange differences	(9)	46
Transfers and other movements	4	(30)
Fair value of plan assets at 31 December	5 649	5 442

Actual return on plans assets amounted to a gain of 500m US dollar in 2020 compared to a gain of 797m US dollar in 2019.

The changes in the unrecognized asset are as follows:

Million US dollar	2020	2019
Irrecoverable surplus impact at 1 January	(74)	(77)
Interest expense	(4)	(7)
Changes excluding amounts included in interest expense	47	9
Irrecoverable surplus impact at 31 December	(31)	(74)

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2020	2019
Current service costs	(72)	(67)
Administration costs	(19)	(23)
Past service cost due to plan amendments and curtailments	16	66
(Losses)/gains due to experience and demographic assumption changes	6	1
Profit from operations	(69)	(23)
Net finance cost	(87)	(114)
Total employee benefit expense	(156)	(137)

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2020	2019
Cost of sales	(28)	(17)
Distribution expenses	(9)	(5)
Sales and marketing expenses	(18)	(4)
Administrative expenses	(20)	3
Other operating (expense)/income	(1)	—
Non-recurring items	7	—
Net finance cost	(87)	(114)
	(156)	(137)

Weighted average assumptions used in computing the benefit obligations of the company’s significant plans at the balance sheet date are as follows:

	2020
Million US dollar	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev
Discount rate	2.5%	2.4%	6.3%	6.9%	1.4%	2.6%
Price inflation	2.5%	2.0%	3.5%	3.3%	3.1%	2.6%
Future salary increases	—	1.0%	4.3%	6.9%-5.0%	—	3.7%
Future pension increases	—	2.0%	3.5%	3.3%	2.9%	2.6%
Medical cost trend rate	5.5%-4.5%	4.5%	—	6.9%	—	6.0%-5.7%
Life expectation for a 65 year old male	86	87	82	85	87	85
Life expectation for a 65 year old female	87	90	85	88	89	88

	2019
Million US dollar	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev
Discount rate	3.3%	3.1%	7.5%	7.2%	2.0%	3.3%
Price inflation	2.5%	2.0%	3.5%	3.8%	3.1%	2.7%
Future salary increases	—	1.0%	4.3%	7.4%-5.4%	—	3.8%
Future pension increases	—	2.0%	3.5%	3.8%	2.9%	2.7%
Medical cost trend rate	6.5%-4.5%	4.5%	—	7.4%	—	6.6%-6.1%
Life expectation for a 65 year old male	85	87	82	85	87	85
Life expectation for a 65 year old female	87	89	85	88	89	87

Through its defined benefit pension plans and post-employment medical plans, the company is exposed to a number of risks, the most significant are detailed below:

INVESTMENT STRATEGY

In case of funded plans, the company ensures that the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework, the company’s ALM objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency. The company actively monitors how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligation.

ASSET VOLATILITY

In general, the company’s funded plans are invested in a combination of equities and bonds, generating high but volatile returns from equities and at the same time stable and liability-matching returns from bonds. As the plans mature, the company usually reduces the level of investment risk by investing more in assets that better match the liabilities. Since 2015, the company started the implementation of a pension de-risking strategy to reduce the risk profile of certain plans by reducing gradually the current exposure to equities and shifting those assets to fixed income securities.

CHANGES IN BOND YIELDS

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

INFLATION RISK

Some of the company’s pension obligations, mainly in the UK, are linked to inflation, and higher inflation will lead to higher liabilities. The majority of the plan’s assets are either unaffected by or loosely correlated with inflation, meaning that an increase in inflation could potentially increase the company’s net benefit obligation.

LIFE EXPECTANCY

The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities.

The weighted average duration of the defined benefit obligation in 2020 is 13.9 years (2019: 13.8 years).

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	2020
Million US dollar	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5%	(552)	607
Price inflation	0.5%	211	(214)
Future salary increase	0.5%	36	(33)
Medical cost trend rate	1%	38	(33)
Longevity	One year	283	(280)

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear.

Sensitivities are reasonably possible changes in assumptions, and they are calculated using the same approach as was used to determine the defined benefit obligation. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2020			2019
Million US dollar	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Government bonds	33%	—	33%	33%	—	33%
Corporate bonds	34%	—	34%	35%	—	35%
Equity instruments	25%	—	25%	23%	—	23%
Property	—	3%	3%	—	4%	4%
Insurance contracts and others	3%	2%	5%	4%	1%	5%
	95%	5%	100%	95%	5%	100%

AB InBev expects to contribute approximately 289m US dollar for its funded defined benefit plans and 74m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2021.

26. Share-based payments1

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit plan for directors (“Restricted Stock Units Plan for Directors), and the long-term incentive plan for executives (“LTI Plan Executives”). For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. All the company share-based payment plans are equity-settled.

Share-based payment transactions resulted in a total expense of 169m US dollar for 2020, as compared to 340m US dollar for 2019. As a result of the COVID-19 pandemic, the company reversed accrued cost for performance-related LTIs for which the conditions will not be met.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan for Executives

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives in the general headquarters, has been modified. From 1 January 2011 onwards, the new plan structure applies to all other senior management. Under this plan, members of the Executive Committee and other senior employees receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year lock-up period, referred to as bonus shares. With respect to bonuses for the financial year 2020 onwards, half of the bonus shares will be subject to a lock-up period of three years and the other half to a lock-up period of 5 years. This voluntary investment of the bonus in AB InBev shares leads to a 10% discount to the market price of the shares. With respect to bonuses for the financial year 2020 onwards, the discount will amount to maximum 20%. The company also matches such voluntary investment by granting three matching shares for each bonus share voluntarily invested in, up to a limited total percentage of each participant’s bonus. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The matching is based on the gross amount of the variable compensation invested. The discount shares and matching shares are granted in the form of restricted stock units which have a five-year vesting period. With respect to bonuses for the financial year 2020 onwards, the restricted stock units will be subject to a vesting period of three years for half of them and five years for the other half. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.

In 2020, AB InBev issued 0.2m of matching restricted stock units in relation to bonuses granted to company employees and management (2019: 1.6m of matching restricted stock units). These matching restricted stock units are valued at the share price as of the grant date, represent a fair value of approximately 9m US dollar and cliff vest after five years (2019: 153m US dollar).

Restricted Stock Units Plan for Directors

Since the annual shareholder meeting of 24 April 2019, the share-based portion of the remuneration of the directors of the company has been granted in the form of restricted stock units and will no longer be granted in the form of stock options as was previously the case. Such restricted stock units vest after 5 years and, upon vesting, entitle their holders to one AB InBev share per restricted stock unit.

During 2020, 0.1m restricted stock units with an estimated fair value of 4m US dollar were granted to directors (2019: 0.1m with an estimated fair value of 4m US dollar).

Annual and Exceptional LTI Plans for Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

In 2020, AB InBev issued 38.1m LTI stock options with an estimated fair value of 287m US dollar (2019: 8.1m LTI stock options with an estimated fair value of 91m US dollar) as an exceptional long-term retention incentive. Out of these stock options, 3.6m stock options were granted to members of the Executive Committee (2019: 0.4m stock options).

As from 1 December 2020, under a sub-plan of the company’s new base long-term Restricted Stock Units program, senior employees are eligible for an annual long-term incentive paid out in Restricted Stock Units, depending on management’s assessment of the employee’s performance and future potential. Half of the Restricted Stock Units cliff vest over a three-year period and the other half cliff vest over a five-year period. In 2020, AB InBev issued 1.7m Restricted Stock Units with an estimated fair value of 116m US dollar under this plan (2019: nil). Out of these Restricted Stock Units, 0.1m Restricted Stock Units were granted to members of the Executive Committee (2019: nil).

Recurring LTI Restricted Stock Units Plans for Executives

AB InBev has specific recurring long-term Restricted Stock Units incentive programs in place, including:

1.

A program allowing for the offer of restricted stock units to certain members of senior management in certain specific circumstances, e.g. as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2020, 7m restricted stock units with an estimated fair value of 307m US dollar were granted under these programs (2019: 0.9m restricted stock units with an estimated fair value of 74m US dollar). Out of these, 0.8m restricted stock units were granted to members of the Executive Committee (2019: nil).

2.

A program allowing for the exceptional offer of restricted stock units to certain members of senior management in order to provide a long-term retention incentive for key employees of the company. Members of senior management eligible to receive a grant under this program receive two series of restricted stock units, with the first series of the restricted stock units vesting after five years, and the second series vesting after ten years. Alternatively, under this program, the restricted stock units may be granted with a shorter vesting period of 2.5 to 3 years for the first series and 5 years for the second series of the restricted stock units. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. As at 2017, instead of restricted stock units, stock options may be granted under the program with similar vesting and forfeiture rules. Each option gives the grantee the right to purchase one existing AB InBev share. In 2020, no restricted stock units nor stock options were granted (2019: 0.1m stock options with an estimated fair value of 2m US dollar).
3.

A program allowing for certain employees to purchase company shares at a discount and that is aimed at providing a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units or stock options which vest after 5 years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2020, employees purchased 0.1m shares under this program for the equivalent of 1m US dollar (2019: 0.1m shares for the equivalent of 1m US dollar).

4.

A program allowing for the offer of performance-based Restricted Stock Units (Performance RSUs) to certain members of the company’s senior management. Upon vesting, each Performance RSU gives the executive the right to receive one existing AB InBev share. The Performance RSUs can have a vesting period of five or ten years. The shares resulting from the vesting of the Performance RSUs will only be delivered provided a performance test is met by the company. Forfeiture rules apply if the employee leaves the company before the vesting date or if the performance test is not achieved by a certain date. These Performance RSUs are subject to an organic EBITDA compounded annual growth rate target set by the Board. Other performance test criteria may be used for future grants, but they will remain in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. In 2020, no restricted stock units were granted under this program (2019: nil).

5.

A series of sub-plans under the Company’s new base long-term Restricted Stock Units program allowing for the offer of Restricted Stock Units to certain members of the company’s senior management in certain specific circumstances, e.g. as a special retention incentive or to compensate for assignments of expatriates in certain limited countries. This program was created in 2020 and will replace the programs listed under items 1 and 2 above for the purposes of grants made as from 1 December 2020. Under this new program, Restricted Stock Units can be granted under sub-plans with specific terms and conditions and for specific purposes. The Restricted Stock Units in principle vest after five years without a performance test and in the event of termination of service before the vesting date, forfeiture rules apply. The Board may set shorter or longer vesting periods for specific sub-plans or introduce performance tests similar to those described under the program above. In 2020, 1.7m restricted stock units with an estimated fair value of 120m US dollar were granted under this program (2019: nil). No restricted stock units were granted to members of the Executive Committee (2019: nil).

Performance related incentive plan for ZX Ventures

In 2016, the company implemented a new performance related incentive plan which substitutes the long-term incentive stock option plan for executives of ZX Ventures. ZX Ventures is our global growth and innovation group whose mandate is to invest in, incubate and develop new products and businesses that address emerging consumer needs.

In 2020, 1.2m performance units were granted to senior management of ZX Ventures (2019: 3.8m performance units). The value of the performance units will depend on the return of ZX Ventures.

These units vest after 5 years provided that a performance test is met. Specific forfeiture rules apply in the event that the executive leaves the company.

Other programs

In order to maintain the consistency of benefits granted to executives and to encourage the international mobility of executives, an option exchange program can be executed whereby unvested options are exchanged for restricted shares that remain locked-up until 5 years after the end of the initial vesting period. The shares that result from the exercise of the options must in principle remain locked-up until 31 December 2023. In 2020, no options were exchanged for ordinary blocked shares (2019: nil).

The Board has also approved the early release of vesting conditions of unvested stock options or restricted stock units that are vesting within 6 months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the restricted stock units must remain blocked until the end of the initial vesting period. In 2020, 0.1m restricted stock units were accelerated under this program for members of the senior management (2019: 0.1m stock options and restricted stock units).

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2020 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated	2020	2019
Fair value of options granted	7.54	11.79
Share price	46.35	78.46
Exercise price	46.35	78.46
Expected volatility	25%	23%
Expected dividends	3.00%	3.00%
Risk-free interest rate	-0.32%	0.43%

Expected volatility is based on historical volatility calculated over a 10-year period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding AB InBev options developed as follows:

Million options	2020	2019
Options outstanding at 1 January	88.7	92.6
Options issued during the year	38.1	13.8
Options exercised during the year	(3.9)	(10.7)
Options forfeited during the year	(9.0)	(7.0)
Options outstanding at the end of December	113.3	88.7

The range of exercise prices of the outstanding options is between 10.32 euro (12.66 US dollar)1 and 121.95 euro (149.64 US dollar) while the weighted average remaining contractual life is 7.38 years.

Out of the 113.3m outstanding options, 21.8m are vested at 31 December 2020.

The weighted average exercise price of the AB InBev options is as follows:

Amounts in US dollar	2020	2019
Options outstanding at 1 January	79.66	94.74
Granted during the year	53.41	83.33
Exercised during the year	29.92	29.27
Forfeited during the year	117.82	108.44
Outstanding at the end of December	71.22	79.66
Exercisable at the end of December	99.54	65.33

For share options exercised during 2020, the weighted average share price at the date of exercise was 45.23 euro (55.51 US dollar)1.

The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2020	2019
Restricted stock units outstanding at 1 January	9.9	6.0
Restricted stock units issued during the year	10.9	5.5
Restricted stock units exercised during the year	(0.7)	(1.0)
Restricted stock units forfeited during the year	(0.9)	(0.7)
Restricted stock units outstanding at the end of December	19.1	9.9

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 0.2m deferred stock units with an estimated fair value of 1m US dollar in 2020 (2019: 0.2m deferred stock units with an estimated fair value of 1m US dollar).

Since 2018, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 21.1m restricted stock units in 2020 with an estimated fair value of 61m US dollar (2019: 11.8m restricted stock units with an estimated fair value of 54m US dollar).

As of 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2020, Ambev granted 22 thousand LTI stock options (2019: 24.6m LTI stock options with an estimated fair value of 28m US dollar).

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2020 Ambev grants are as follows:

Amounts in US dollar unless otherwise indicated[1]	2020	2019
Fair value of options granted	0.78	1.12
Share price	3.47	4.38
Exercise price	3.47	4.38
Expected volatility	22%	24%
Expected dividends	0.00% - 5.00%	0.00% - 5.00%
Risk-free interest rate	6.8%	7.8%

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

The total number of outstanding Ambev options developed as follows:

Million options	2020	2019
Options outstanding at 1 January	141.8	141.3
Options issued during the year	—	24.6
Options exercised during the year	(5.7)	(7.8)
Options forfeited during the year	(8.8)	(16.3)
Options outstanding at the end of December	127.3	141.8

The range of exercise prices of the outstanding options is between 11.97 Brazilian real (2.30 US dollar) and 43.95 Brazilian real (8.46 US dollar) while the weighted average remaining contractual life is 6.43 years.

Of the 127.3m outstanding options 36.5m options are vested at 31 December 2020.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar[1]	2020	2019
Options outstanding at 1 January	4.60	4.17
Granted during the year	3.47	4.48
Exercised during the year	1.60	2.25
Forfeited during the year	4.42	5.27
Outstanding at the end of December	3.81	4.60
Exercisable at the end of December	4.56	4.74

For share options exercised during 2020, the weighted average share price at the date of exercise was 15.23 Brazilian real (2.93 US dollar).

The total number of outstanding Ambev deferred and restricted stock units developed as follows:

Million restricted stock units	2020	2019
Restricted stock units outstanding at 1 January	31.7	25.0
Restricted stock units issued during the year	21.3	12.0
Restricted stock units vested during the year	(1.9)	(4.2)
Restricted stock units forfeited during the year	(1.5)	(1.1)
Restricted stock units outstanding at the end of December	49.6	31.7

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential”, share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots – Lot A and Lot B – subject to lockup periods of five and ten years, respectively. In 2020, Ambev did not issue any share appreciation rights.

During 2020, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 0.1m AB InBev shares (2019: 0.1m AB InBev shares) at a discount of 16.66% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 1m US dollar (2019: 1m US dollar) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM

LTI Stock Option Plans for Executives

In December 2019, Budweiser APAC set up a new long-term incentive plan in which certain employees are eligible for an annual grant to be paid out in Budweiser APAC stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2020, Budweiser APAC granted 69.7m stock options with an estimated fair value of 52m US dollar (2019: 9.0m LTI stock options with an estimated fair value of 10m US dollar).

Discretionary Restricted Stock Units Plan

In December 2019, Budweiser APAC set up a new discretionary restricted stock units plan which allows for the offer of restricted stock units to certain employees in certain specific circumstances, at the discretion of the Board, e.g. as a special retention incentive. The restricted stock units vest after three to five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2020, 29.7m restricted stock units with an estimated fair value of 84m US dollar were granted under this program to a selected number of employees (2019: 4.0m restricted stock units with an estimated fair value of 13m US dollar).

Share-Based Compensation Plan

In March 2020, Budweiser APAC set up a program allowing for certain employees to invest some or all of their variable compensation in Budweiser APAC shares (Voluntary Shares). As an additional reward, employees who invest in Voluntary Shares also receive a company shares match of three matching shares for each Voluntary Share invested up to a limited total percentage of each employee’s variable compensation. During 2020, Budweiser APAC issued 0.2m matching restricted stock units in relation to bonuses granted to Budweiser APAC employees. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 1m US dollar and cliff vest after five years.

People Bet Plan

In March 2020, Budweiser APAC set up a program allowing for certain employees to purchase Budweiser APAC shares at a discount which is aimed at providing a long-term retention incentive for high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”). The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units which vest after 5 years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2020, 0.6m restricted stock units with an estimated fair value of 2m US dollar were granted under this program to a selected number of Budweiser APAC employees.

New Restricted Stock Units Plan

In November 2020, Budweiser APAC set up a new restricted stock units plan which allows for the offer of restricted stock units to certain eligible employees in certain specific circumstances, at the discretion of the Board, e.g. as a long term incentive. The vesting period of the restricted stock units is in principle five years without a performance test and in the event of termination of service before the vesting date, forfeiture rules apply. The Board may set shorter or longer periods for specific grants or introduce performance tests similar to other programs in the company. During the year ended 31 December 2020, 6.8m restricted stock units with an estimated fair value of 23m US dollar were granted under this program to a selected number of employees (2019: nil).

27. Provisions

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2020	103	436	372	911
Effect of movements in foreign exchange	8	(40)	(24)	(56)
Provisions made	55	102	107	264
Provisions used	(54)	(80)	(91)	(225)
Provisions reversed	(7)	(24)	(1)	(32)
Other movements	(1)	95	(193)	(99)
Balance at 31 December 2020	104	489	170	763

The restructuring provisions are primarily explained by the organizational alignments—see also Note 8 Non-recurring items. Provisions for disputes mainly relate to various disputed taxes other than income taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years
Restructuring	104	54	15	14	21
Indirect taxes	109	8	55	1	45
Labor	125	15	26	74	10
Commercial	31	9	14	6	2
Environmental	5	5	—	—	—
Excise duties	24	—	17	7	—
Other disputes	195	46	134	15	—
Disputes	489	83	246	103	57
Other provisions	170	82	84	4	—
Total provisions	763	219	345	121	78

AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union and a similar scheme in South Korea. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation.

28. Trade and other payables

Million US dollar	31 December 2020	31 December 2019
Indirect taxes payable	252	174
Trade payables	98	237
Deferred consideration on acquisitions	1 082	1 418
Other payables	90	113
Non-current trade and other payables	1 522	1 943
Trade payables and accrued expenses	15 898	15 876
Payroll and social security payables	800	736
Indirect taxes payable	2 629	2 708
Interest payable	1 625	1 679
Consigned packaging	1 010	1 106
Dividends payable	427	338
Deferred income	27	21
Deferred consideration on acquisitions	301	221
Other payables	249	179
Current trade and other payables	22 965	22 864

As at 31 December 2020, deferred consideration on acquisitions is mainly comprised of 0.7 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and ELJ, which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”) (31 December 2019: 0.7 billion US dollar). The terms of the shareholders’ agreement were amended as described in Note 29 Risk arising from financial instruments.

29. Risks arising from financial instruments

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Set out below is an overview of financial assets1 held by the company as at the dates indicated:

	31 December 2020				31 December 2019
Million US dollar	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total
Trade and other receivables	4 493	—	—	4 493	5 444	—	—	5 444
Unquoted debt (debt instruments)	22	—	—	22	25	—	—	25
Quoted debt (debt instruments)	—	396	—	396	—	91	—	91
Unquoted companies (equity instruments)	—	—	115	115	—	—	85	85
Derivatives not designated in hedge accounting relationships:
Equity swaps	—	27	—	27	—	17	—	17
Interest rate swaps	—	45	—	45	—	18	—	18
Cross currency interest rate swaps	—	7	—	7	—	102	—	102
Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	—	—	480	480	—	—	112	112
Foreign currency futures	—	—	36	36	—	—	7	7
Interest rate swaps	—	—	35	35	—	—	—	—
Cross currency interest rate swaps	—	—	100	100	—	—	55	55
Commodities	—	—	235	235	—	—	52	52
Financial assets	4 515	474	1 001	5 991	5 469	229	311	6 009
Non-current	588	79	174	841	664	136	81	881
Current	3 928	396	827	5 150	4 803	93	230	5 126
Trade and other payables	20 807	—	—	20 807	21 187	—	—	21 187
Interest-bearing loans and borrowings:
Secured bank loans	702	—	—	702	861	—	—	861
Unsecured bank loans	294	—	—	294	185	—	—	185
Unsecured bond issues	93 725	—	—	93 725	98 206	—	—	98 206
Unsecured other loans	83	—	—	83	97	—	—	97
Commercial paper	1 522	—	—	1 522	1 599	—	—	1 599
Bank overdrafts	5	—	—	5	68	—	—	68
Lease liabilities	2 234	—	—	2 234	2 026	—	—	2 026
Derivatives not designated in hedge accounting relationships:
Equity swaps	—	5 353	—	5 353	—	3 146	—	3 146
Cross currency interest rate swaps	—	446	—	446	—	140	—	140
Other derivatives	—	321	—	321	—	156	—	156
Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	—	—	370	370	—	—	435	435
Cross currency interest rate swaps	—	—	264	264	—	—	35	35
Interest rate swaps	—	—	—	—	—	—	4	4
Commodities	—	—	26	26	—	—	97	97
Equity swaps	—	—	21	21	—	—	31	31
Other derivatives	—	—	5	5	—	—	107	107
Financial liabilities	119 372	6 119	685	126 176	124 228	3 442	709	128 379
Non-current	96 748	1 758	—	98 506	99 335	349	—	99 684
Current	22 623	4 361	685	27 670	24 895	3 092	709	28 696

[1]	Cash and short-term deposits are not included in this overview.

DERIVATIVES

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on a combined basis and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

AB InBev primarily uses the following derivative instruments: foreign currency rate agreements, exchange traded foreign currency futures, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), commodity swaps, exchange traded commodity futures and equity swaps.

The table below provides an overview of the notional amounts of derivatives outstanding as at the dates indicated by maturity bucket.

	31 December 2020					31 December 2019
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	18 505	290	—	—	—	21 216	36	—	—	—
Foreign currency futures	2 218	—	—	—	—	1 359	723	—	—	—
Interest rate
Interest rate swaps	—	1 500	1 000	—	—	750	—	1 500	1 000	—
Cross currency interest rate swaps	513	5 658	1 400	1 866	789	15	513	5 445	500	668
Other interest rate derivatives	—	—	—	—	—	—	—	—	—	565
Commodities
Aluminum swaps	1 184	—	—	—	—	1 411	22	—	—	—
Other commodity derivatives	644	—	—	—	—	771	20	—	—	—
Equity
Equity derivatives	10 234	2 326	—	—	—	11 638	—	—	—	—

FOREIGN CURRENCY RISK

AB InBev is subject to foreign currency risk when contracts are denominated in a currency other than the functional currency of the entity. This includes borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income. To manage foreign currency risk the company uses mainly foreign currency rate agreements, exchange traded foreign currency futures and cross currency interest rate swaps.

FOREIGN EXCHANGE RISK ON THE DISPOSAL OF AUSTRALIAN OPERATIONS

During 2019, AB InBev entered into derivative foreign exchange forward contracts in order to economically hedge against the exposure to changes in the US dollar against the proceeds denominated in Australian dollar. These derivatives qualified for cash flow hedge accounting under IFRS 9. As of 31 December 2019, 22m US dollar positive mark-to-market adjustment related to this hedging was recognized under cash flow hedge reserve. Upon the completion of the divestiture, the effective component of the hedge was recycled to profit or loss (discontinued operations).

FOREIGN EXCHANGE RISK ON OPERATING ACTIVITIES

AB InBev’s policy is to hedge operating transactions which are reasonably expected to occur (e.g. cost of goods sold and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operating transactions that are considered certain to occur are hedged without any time limits. Non-operating transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are highly probable.

The table below shows the company’s main net foreign currency positions for firm commitments and forecasted transactions for the most important currency pairs. The open positions are the result of the application of AB InBev’s risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	31 December 2020			31 December 2019
Million US dollar	Total exposure	Total hedges	Open position	Total exposure	Total hedges	Open position
Euro/Canadian dollar	(9)	9	—	(52)	39	(13)
Euro/Mexican peso	(106)	102	(4)	(151)	156	5
Euro/Pound sterling	(203)	130	(73)	(126)	124	(2)
Euro/South African rand	(95)	65	(30)	(99)	95	(4)
Euro/South Korean won	(40)	38	(2)	(49)	46	(3)
Euro/US dollar	(354)	284	(70)	(409)	337	(72)
Mexican peso/Euro	(249)	146	(103)	(178)	161	(17)
Pound sterling/Euro	(35)	36	1	(39)	40	1
US dollar/Argentinian peso	(602)	543	(59)	(531)	510	(21)
US dollar/Australian dollar	—	—	—	(216)	204	(12)
US dollar/Bolivian boliviano	(64)	56	(8)	(69)	70	1
US dollar/Brazilian real	(1 573)	1 577	4	(1 443)	1 447	4
US dollar/Canadian dollar	(302)	194	(108)	(287)	295	8
US dollar/Chilean peso	(151)	129	(22)	(109)	102	(7)
US dollar/Chinese yuan	(171)	201	30	(230)	191	(39)
US dollar/Colombian peso	(359)	352	(7)	(278)	272	(6)
US dollar/Euro	(98)	96	(2)	(108)	113	5
US dollar/Mexican peso	(1 032)	995	(37)	(1 105)	903	(202)
US dollar/Paraguayan guarani	(132)	125	(7)	(124)	130	6
US dollar/Peruvian nuevo sol	(225)	168	(57)	(243)	205	(38)
US dollar/South African rand	(130)	116	(14)	(28)	31	3
US dollar/South Korean won	(71)	70	(1)	(88)	99	11
US dollar/Uruguayan peso	(40)	39	(1)	(41)	41	—
Others	(260)	131	(129)	(317)	250	(67)

Further analysis on the impact of open currency exposures is performed in the currency sensitivity analysis below.

Hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

Foreign exchange risk on foreign currency denominated debt

It is AB InBev’s policy to have the debt in the subsidiaries as much as possible linked to the functional currency of the subsidiary. To the extent this is not the case, foreign exchange risk is managed through the use of derivatives unless the cost to hedge outweighs the benefits. Interest rate decisions and currency mix of debt and cash are decided on a global basis and take into consideration the holistic risk management approach.

A description of the foreign currency risk hedging of debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the Interest Rate Risk section below.

Currency sensitivity analysis

Currency transactional risk

Most of AB InBev’s non-derivative financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. Where illiquidity in the local market prevents hedging at a reasonable cost, the company can have open positions. The transactional foreign currency risk mainly arises from open positions in Mexican peso, Canadian dollar, Argentinean peso and Pound sterling against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2020
	Closing rate 31 December 2020	Possible closing rate[1]	Volatility of rates in %
Euro/Mexican peso	24.48	19.38 - 29.58	20.83%
Euro/Pound sterling	0.90	0.82 - 0.98	9.09%
Euro/South Korean won	1 335.11	1 218.41 - 1 451.81	8.74%
Euro/US dollar	1.23	1.13 - 1.32	7.75%
Pound sterling/US dollar	1.36	1.22 - 1.51	10.79%
US dollar/Argentinian peso	84.14	74.55 - 93.73	11.40%
US dollar/Brazilian real	5.20	4.13 - 6.26	20.51%
US dollar/Chinese yuan	6.54	6.25 - 6.82	4.34%
US dollar/Colombian peso	3 438.52	2 908.55 - 3 968.50	15.41%
US dollar/Euro	0.81	0.75 - 0.88	7.75%
US dollar/Mexican peso	19.95	16.19 - 23.71	18.83%
US dollar/Nigerian naira	397.72	345.23 - 450.21	13.20%
US dollar/Peruvian nuevo sol	3.62	3.37 - 3.87	6.95%
US dollar/South African rand	14.69	12.19 - 17.18	16.99%
US dollar/South Korean won	1 088.02	1 000.21 - 1 175.84	8.07%
US dollar/Tanzanian shilling	2 321.74	2 205.30 - 2 438.18	5.02%
US dollar/Zambian kwacha	21.16	18.44 - 23.89	12.89%

	2019
	Closing rate 31 December 2019	Possible closing rate[2]	Volatility of rates in %
Euro/Mexican peso	21.17	19.28 - 23.06	8.92%
Euro/Pound sterling	0.85	0.79 - 0.91	7.35%
Euro/South Korean won	1 297.02	1 216.94 - 1 377.1	6.17%
Euro/US dollar	1.12	1.07 - 1.18	4.69%
Pound sterling/US dollar	1.32	1.21 - 1.43	8.08%
US dollar/Australian dollar	1.42	1.33 - 1.52	6.70%
US dollar/Argentinian peso	59.89	45.55 - 74.23	23.94%
US dollar/Brazilian real	4.03	3.54 - 4.52	12.23%
US dollar/Chinese yuan	6.96	6.62 - 7.30	4.86%
US dollar/Colombian peso	3 272.63	2 935.33 - 3 609.92	10.31%
US dollar/Euro	0.89	0.85 - 0.93	4.69%
US dollar/Mexican peso	18.85	17.25 - 20.44	8.48%
US dollar/Nigerian naira	362.59	350.58 - 374.60	3.31%
US dollar/Peruvian nuevo sol	3.32	3.17 - 3.47	4.50%
US dollar/South African rand	14.04	12.26 - 15.83	12.74%
US dollar/South Korean won	1 154.55	1 064.67 - 1 244.42	7.78%
US dollar/Tanzanian shilling	2 300.14	2 186.57 - 2 413.71	4.94%
US dollar/Zambian kwacha	14.02	11.24 - 16.81	19.85%

In case the open positions in Mexican peso, Canadian dollar, Argentinean peso and Pound sterling as of 31 December 2020 remain unchanged, considering the volatility mentioned above and all other variables held constant, these currencies could lead to an increase/decrease on the consolidated profit before tax from continuing operations of approximately 30m US dollar over the next 12 months (31 December 2019: 22m US dollar).

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2020, shows a positive/negative pre-tax impact on equity reserves of 850m US dollar (31 December 2019: 548m US dollar).

Foreign exchange risk on net investments in foreign operations

AB InBev mitigates exposures of its investments in foreign operations using both derivative and non-derivative financial instruments as hedging instruments.

As of 31 December 2020, designated derivative and non-derivative financial instruments in net investment hedges amount to 9 691m US dollar equivalent (31 December 2019: 15 522m US dollar) in Holding companies and approximately 671m US dollar equivalent at Ambev level (31 December 2019: 732m US dollar). These instruments hedge foreign operations with Canadian dollar, Chinese yuan, Dominican peso, euro, Mexican peso, pound sterling, South African rand, South Korean won, Nigerian Naira and US dollar functional currencies.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2020.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2019.

Net foreign exchange results

Foreign exchange results recognized on unhedged and hedged exposures are as follows:

Million US dollar	2020	2019
Economic hedges	(181)	6
Other results—not hedged	195	(186)
	43	(180)

INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

Fair value hedges

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

The company manages and reduces the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 1.0 billion US dollar through fixed/floating interest rate swaps. These derivative instruments have been designated in fair value hedge accounting relationships.

Cash flow hedges

Pound sterling bond hedges (foreign currency risk and interest rate risk on borrowings in pound sterling)

In September 2013, the company issued a pound sterling bond for 500m pound sterling at a rate of 4.00% per year and maturing in September 2025. The impact of changes in the pound sterling exchange rate and interest rate on this bond is managed and reduced through pound sterling fixed/euro fixed cross currency interest rate swaps. These derivative instruments have been designated in a cash flow hedge accounting.

US dollar bank loan hedges (foreign currency risk on borrowings against the Nigerian naira)

The company has a floating rate loan denominated in US dollar for a total of 278m in Nigeria. This loan is held by an entity with functional currency in Nigerian Naira. In order to hedge against fluctuations in foreign exchange rates, the company entered into foreign exchange futures which have been designated in cash flow hedge relationship.

Economic Hedges

Marketable debt security hedges (interest rate risk on Brazilian real)

During 2020 and 2019, Ambev invested in highly liquid Brazilian real denominated government debt securities.

Interest rate sensitivity analysis

The table below reflects the effective interest rates of interest-bearing financial liabilities at balance sheet date as well as the currency in which the debt is denominated.

31 December 2020	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Australian dollar	0.99%	231	—	—
Brazilian real	3.90%	164	3.90%	164
Canadian dollar	—	—	1.23%	1 895
Euro	0.15%	2 690	0.15%	2 690
Pound sterling	—	—	1.10%	937
US dollar	1.05%	617	1.13%	201
Other	7.30%	260	7.90%	573
		3 962		6 461
Fixed rate
Australian dollar	3.91%	846	—	—
Brazilian real	8.58%	578	8.58%	578
Canadian dollar	4.12%	613	4.29%	2 646
Euro	2.12%	26 092	2.15%	35 515
Pound sterling	4.30%	3 655	4.36%	2 973
South Korean won	—	—	1.30%	1 997
US dollar	4.91%	62 340	5.30%	47 892
Other	11.96%	479	11.72%	502
		94 602		92 103

31 December 2019	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Australian dollar	1.87%	210	1.87%	210
Brazilian real	9.33%	43	9.33%	43
Euro	0.08%	4 214	0.08%	4 214
US dollar	2.36%	1 749	2.85%	4 269
Other	9.82%	225	4.46%	954
		6 441		9 690
Fixed rate
Australian dollar	3.71%	1 647	3.71%	1 647
Brazilian real	9.00%	544	9.00%	544
Canadian dollar	3.16%	2 055	3.16%	2 055
Euro	1.82%	25 346	1.82%	29 338
Pound sterling	3.82%	4 373	3.79%	3 713
South Korean won	3.37%	15	2.46%	1 015
US dollar	4.83%	62 205	5.02%	54 551
Other	7.31%	416	6.95%	489
		96 601		93 352

As at 31 December 2020, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 5m US dollar (31 December 2019: 68m US dollar).

As disclosed in the above table, 6 461m US dollar or 6.6% of the company’s interest-bearing financial liabilities bears interest at a variable rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2020
	Interest rate	Possible	Volatility
	31 December 2020¹	interest rate[2]	of rates in %
Brazilian real	2.09%	1.74% - 2.44%	16.77%
Euro	—	—	16.83%
US dollar	0.24%	0.10% - 0.38%	58.30%

	2019
	Interest rate	Possible	Volatility
	31 December 2019¹	interest rate[2]	of rates in %
Brazilian real	4.42%	3.32% - 5.52%	24.88%
Euro	—	—	6.43%
US dollar	1.91%	1.51% - 2.30%	20.66%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2020, with all other variables held constant, 2020 interest expense would have been 3m US dollar higher/lower (31 December 2019: 16m US dollar). This effect would be more than offset by 58m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (31 December 2019: 22m US dollar).

Interest expense

Interest expense recognized on unhedged and hedged financial liabilities are as follows:

Million US dollar	2020	2019
Financial liabilities measured at amortized cost – not hedged	(4 154)	(4 264)
Fair value hedges	(1)	(46)
Cash flow hedges	19	15
Net investment hedges - hedging instruments (interest component)	2	2
Economic hedges	118	124
	(4 016)	(4 168)

COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to manage the exposure to the price volatility. The most significant commodity exposures as at 31 December 2020 and 31 December 2019 are included in the table below (expressed in outstanding notional amounts):

Million US dollar	31 December 2020	31 December 2019
Aluminum swaps	1 184	1 433
Exchange traded sugar futures	74	54
Natural gas and energy derivatives	202	255
Corn swaps	160	195
Exchange traded wheat futures	83	20
Rice swaps	76	209
Plastic derivatives	50	59
	1 828	2 224

[1]	Applicable 3-month InterBank Offered Rates as of 31 December 2020 and as of 31 December 2019.
[2]

Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2020 and at December 2019. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M). The sensitive analysis does not include any spread applicable to the company’s funding.

Commodity price sensitivity analysis

The impact of changes in the commodity prices would have an immaterial impact on AB InBev’s profit in 2020 as most of the company’s exposure is hedged using derivative contracts and designated in hedge accounting in accordance with IFRS 9 rules.

The tables below show the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures as at 31 December 2020 and 31 December 2019, would have on the equity reserves.

	2020
	Volatility of	Pre-tax impact on equity
Million US dollar	prices in %[1]	Prices increase	Prices decrease
Aluminum	14.96%	177	(177)
Sugar	31.48%	23	(23)
Energy	47.08%	95	(95)
Corn	32.84%	52	(52)
Wheat	25.30%	21	(21)
Rice	46.17%	35	(35)
Plastic	26.74%	13	(13)

	2019
	Volatility of	Pre-tax impact on equity
Million US dollar	prices in %[2]	Prices increase	Prices decrease
Aluminum	21.78%	312	(312)
Sugar	29.73%	16	(16)
Energy	25.86%	66	(66)
Corn	21.74%	42	(42)
Wheat	30.30%	6	(6)
Rice	22.64%	47	(47)
Plastic	24.03%	14	(14)

EQUITY PRICE RISK

AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs, as disclosed in Note 26 Share-based Payments. AB InBev also hedges its exposure arising from shares issued in connection with the Modelo and SAB combination (see also Note 11 Finance cost and income). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss.

As at 31 December 2020, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total loss of (2 219)m US dollar recognized in the profit or loss account for the period, of which (1 211)m US dollar related to the company’s share-based payment programs, (511)m US dollar and (497)m US dollar related to the Modelo and SAB transactions, respectively. As at    31 December 2020 liabilities for equity swap derivates amounted to 5.4 billion US dollar (2019: 3.2 billion US dollar).

Equity price sensitivity analysis

The sensitivity analysis on the equity swap derivatives, calculated based on a 53.87% (2019: 25.20%) reasonably possible volatility of the AB InBev share price, with all the other variables held constant, would show 3 787m US dollar positive/negative impact on the 2020 profit before tax (2019: 2 066m US dollar).

CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 31 December 2020 to be limited.

The impairment loss recognized in 2020 includes AB InBev’s estimate of overdue receivables the company will not be able to collect from defaulting customers as a result of the COVID-19 pandemic.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2020.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2019.

	31 December 2020			31 December 2019
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount
Investment in unquoted companies	121	(6)	115	92	(7)	85
Investment in debt securities	418	—	418	117	—	117
Trade receivables	3 593	(308)	3 285	4 219	(173)	4 046
Cash deposits for guarantees	184	—	184	219	—	219
Loans to customers	142	—	142	177	—	177
Other receivables	1 299	(62)	1 237	1 666	(103)	1 563
Derivatives	965	—	965	362	—	362
Cash and cash equivalents	15 252	—	15 252	7 238	—	7 238
	21 974	(376)	21 598	14 090	(283)	13 807

There was no significant concentration of credit risks with any single counterparty as of 31 December 2020 and no single customer represented more than 10% of the total revenue of the group in 2020.

Impairment losses

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2020
Million US dollar	Trade receivables	FVOCI	Other receivables	Total
Balance at 1 January	(173)	(6)	(103)	(283)
Impairment losses	(93)	—	(6)	(99)
Derecognition	7	—	42	49
Currency translation and other	(50)	—	4	(46)
Balance at 31 December	(308)	(6)	(62)	(376)

	2019
Million US dollar	Trade receivables	FVOCI	Other receivables	Total
Balance at 1 January	(160)	(7)	(106)	(273)
Impairment losses	(51)	—	(30)	(81)
Derecognition	26	—	31	57
Currency translation and other	12	—	2	14
Balance at 31 December	(173)	(7)	(103)	(283)

LIQUIDITY RISK

Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

•	Debt servicing;

•	Capital expenditures;

•	Investments in companies;

•	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative liabilities:

	31 December 2020
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(702)	(735)	(675)	(14)	(12)	(10)	(24)
Commercial papers	(1 522)	(1 522)	(1 522)	—	—	—	—
Unsecured bank loans	(294)	(299)	(299)	—	—	—	—
Unsecured bond issues	(93 725)	(165 812)	(3 582)	(4 057)	(3 823)	(16 557)	(137 793)
Unsecured other loans	(83)	(115)	(13)	(8)	(6)	(57)	(31)
Lease liabilities	(2 234)	(2 455)	(460)	(425)	(315)	(424)	(831)
Bank overdraft	(5)	(5)	(5)	—	—	—	—
Trade and other payables	(24 496)	(24 688)	(22 906)	(1 103)	(135)	(197)	(347)
	(123 061)	(195 631)	(29 462)	(5 607)	(4 291)	(17 245)	(139 026)
Derivative financial liabilities
Interest rate derivatives	—	—	—	—	—	—	—
Foreign exchange derivatives	(696)	(696)	(696)	—	—	—	—
Cross currency interest rate swaps	(709)	(852)	(8)	(575)	(98)	(132)	(39)
Commodity derivatives	(26)	(26)	(26)	—	—	—	—
Equity derivatives	(5 373)	(5 372)	(4 455)	(917)	—	—	—
	(6 803)	(6 901)	(5 159)	(1 473)	(98)	(132)	(39)
Of which: related to cash flow hedges	(418)	(418)	(353)	—	—	(65)	—

	31 December 2019
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(861)	(890)	(795)	(18)	(18)	(22)	(37)
Commercial papers	(1 599)	(1 599)	(1 599)	—	—	—	—
Unsecured bank loans	(185)	(188)	(140)	(47)	(1)	—	—
Unsecured bond issues	(98 206)	(165 424)	(5 513)	(6 415)	(6 518)	(18 605)	(128 373)
Unsecured other loans	(98)	(131)	(27)	(17)	(9)	(5)	(73)
Lease liabilities	(2 025)	(2 338)	(404)	(350)	(243)	(285)	(1 056)
Bank overdraft	(68)	(68)	(68)	—	—	—	—
Trade and other payables	(24 806)	(25 152)	(22 861)	(1 227)	(472)	(165)	(427)
	(127 848)	(195 790)	(31 407)	(8 074)	(7 261)	(19 082)	(129 966)
Derivative financial liabilities
Interest rate derivatives	(102)	(103)	(7)	(1)	(1)	3	(97)
Foreign exchange derivatives	(600)	(600)	(600)	—	—	—	—
Cross currency interest rate swaps	(175)	(187)	75	(285)	6	75	(58)
Commodity derivatives	(97)	(97)	(97)	—	—	—	—
Equity derivatives	(3 177)	(3 177)	(3 177)	—	—	—	—
	(4 151)	(4 164)	(3 806)	(286)	5	78	(155)
Of which: related to cash flow hedges	(448)	(448)	(408)	5	3	5	(53)

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

CAPITAL MANAGEMENT

AB InBev continuously optimizes its capital structure to maximize shareholder value while keeping the financial flexibility to execute strategic projects. AB InBev’s capital structure policy and framework aims to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev’s weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. Management uses the same debt/equity classifications as applied in the company’s IFRS reporting to analyze the capital structure.

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	31 December 2020	31 December 2019	31 December 2020	31 December 2019	31 December 2020	31 December 2019
Foreign currency
Forward exchange contracts	480	112	(691)	(590)	(211)	(478)
Foreign currency futures	36	7	(5)	(9)	31	(2)
Interest rate
Interest rate swaps	80	18	—	(6)	80	12
Cross currency interest rate swaps	107	157	(709)	(175)	(602)	(18)
Other interest rate derivatives	—	—	—	(97)	—	(97)
Commodities
Aluminum swaps	170	15	(10)	(61)	160	(46)
Sugar futures	10	2	—	(2)	10	—
Wheat futures	—	14	(1)	(9)	(1)	5
Energy	9	8	(7)	(11)	2	(3)
Other commodity derivatives	46	13	(8)	(14)	38	(1)
Equity
Equity derivatives	27	17	(5 373)	(3 177)	(5 346)	(3 160)
	965	362	(6 804)	(4 151)	(5 839)	(3 789)
Of which:
Non-current	138	132	(1 759)	(352)	(1 621)	(220)
Current	827	230	(5 046)	(3 799)	(4 218)	(3 569)

The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized on the balance sheet. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value:

Interest-bearing financial liabilities	31 December 2020		31 December 2019
Million US dollar	Carrying amount[1]	Fair value	Carrying amount[1]	Fair value
Fixed rate
Australian dollar	(846)	(964)	(1 647)	(1 748)
Brazilian real	(578)	(578)	(544)	(542)
Canadian dollar	(613)	(633)	(2 055)	(2 046)
Euro	(26 093)	(29 809)	(25 346)	(30 365)
Pound sterling	(3 655)	(4 301)	(4 373)	(4 816)
US dollar	(62 340)	(81 771)	(62 205)	(74 035)
Other	(479)	(480)	(431)	(431)
	(94 604)	(118 536)	(96 601)	(113 983)

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 31 December 2020	Quoted (unadjusted)	Observable market	Unobservable market
Million US dollar	prices - level 1	inputs - level 2	inputs - level 3
Financial Assets
Held for trading (non-derivatives)	—	11	—
Derivatives at fair value through profit and loss	—	457	—
Derivatives in a cash flow hedge relationship	29	343	—
Derivatives in a fair value hedge relationship	—	80	—
Derivatives in a net investment hedge relationship	—	57	—
	29	948	—
Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 251
Derivatives at fair value through profit and loss	—	6 119	—
Derivatives in a cash flow hedge relationship	46	353	—
Derivatives in a net investment hedge relationship	—	287	—
	46	6 759	1 251

Fair value hierarchy 31 December 2019	Quoted (unadjusted)	Observable market	Unobservable market
Million US dollar	prices - level 1	inputs - level 2	inputs - level 3

Financial Assets
Held for trading (non-derivatives)	2	9	—
Derivatives at fair value through profit and loss	—	119	—
Derivatives in a cash flow hedge relationship	17	153	—
Derivatives in a fair value hedge relationship	—	19	—
Derivatives in a net investment hedge relationship	—	54	—
	19	354	—
Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 639
Derivatives at fair value through profit and loss	—	3 441	—
Derivatives in a cash flow hedge relationship	21	586	—
Derivatives in a fair value hedge relationship	—	103	—
	21	4 130	1 639

Non-derivative financial liabilities

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. ELJ currently holds 15% of CND and the put option is exercisable in 2022, 2023, 2024 and 2026. As at 31 December 2020, the put option on the remaining shares held by ELJ was valued at 671m US dollar (31 December 2019: 732m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.

HEDGING RESERVES

The company’s hedging reserves disclosed in Note 23 relate to the following instruments:

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves
As per 1 January 2020	174	117	107	397
Change in fair value of hedging instrument recognized in OCI	353	31	—	384
Reclassified to profit or loss / cost of inventory	(507)	126	(23)	(404)
As per 31 December 2020	20	274	84	376

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves
As per 1 January 2019	480	(60)	76	494
Change in fair value of hedging instrument recognized in OCI	92	16	—	107
Reclassified to profit or loss / cost of inventory	(398)	162	32	(204)
As per 31 December 2019	174	117	107	397

OFFSETTING FINANCIAL ASSETS AND LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	31 December 2020
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount
Derivative assets	965	965	(954)	11
Derivative liabilities	(6 804)	(6 804)	954	(5 851)

	31 December 2019
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount
Derivative assets	362	362	(352)	10
Derivative liabilities	(4 151)	(4 151)	352	(3 799)

30.	Operating leases

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases. The following table sets out the maturity analysis of the non-cancelable lease payments, showing the undiscounted lease payments to be received:

Million US dollar	31 December 2020	31 December 2019
Within one year	157	155
Between one and five years	405	518
After five years	361	215
Total	923	888

In 2020, 107m US dollar was recognized as income in the income statement in respect of subleasing of right-of-use assets (2019: 152m US dollar).

31.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

Million US dollar	31 December 2020	31 December 2019
Collateral given for own liabilities	391	372
Contractual commitments to purchase property, plant and equipment	528	457
Contractual commitments to acquire loans to customers	150	151
Other commitments	1 953	1 911

The collateral given for own liabilities of 391m US dollar as at 31 December 2020 contains 184m US dollar cash guarantees (31 December 2019: 372m US dollar collateral given for own liabilities contained 219m US dollar of cash guarantees). Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 27 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 20 Trade and other receivables. The remaining part of collateral given for own liabilities of 207m US dollar as at 31 December 2020 (31 December 2019: 153m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

AB InBev has entered into commitments to purchase property, plant and equipment for 528m US dollar at 31 December 2020 (31 December 2019: 457m US dollar).

[1]	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules.
[2]	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 150m US dollar at 31 December 2020 (31 December 2019: 151m US dollar).

Other commitments amount to 1 953m US dollar at 31 December 2020 and mainly cover guarantees given to pension funds, rental and other guarantees (31 December 2019: 1 911m US dollar).

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 30 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2020, 30 million loaned securities were used to fulfil stock option plan commitments.

As at 31 December 2020, the M&A related commitments existed as discussed below.

Cervecería Nacional Dominicana S.A. (“CND”)

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. In January 2018 Ambev increased its participation in CND from 55% to 85%. As of 31 December 2020, the put option for the remaining shares held by ELJ was valued 0.7 billion US dollar (31 December 2019: 0.7 billion US dollar). The corresponding liability is presented as a non-current liability and recognized as a deferred consideration on acquisitions at fair value in “level 3” category. See also note 29 Risks arising from financial instruments.

Zenzele Schemes in South Africa

Following the combination with SAB in 2016, AB InBev decided to maintain the SAB Zenzele share-scheme (Zenzele Scheme), the broad-based black economic empowerment (B-BBEE) scheme which provided opportunities for black South Africans, including employees (through The SAB Zenzele Employee Trust), SAB retailers (through SAB Zenzele Holdings Limited) and The SAB Foundation, to participate as shareholders of AB InBev’s indirect subsidiary, The South African Breweries Pty Ltd (SAB). The Zenzele Scheme, originally implemented by SAB in 2010 as a 10-year scheme, was amended at the time of the combination with SAB and matured on 31 March 2020.

Obligations to the SAB Foundation and the employees as beneficiaries of The SAB Zenzele Employee Share Trust were settled in full on 15 April 2020. The obligations to SAB retailers, who participate in the Zenzele Scheme through SAB Zenzele Holdings, were partially settled (77.4%) on 15 April 2020. As a direct consequence of the COVID-19 outbreak the remaining settlement was postponed, and it is now intended that the SAB retailers will receive the balance of their entitlement (22.6%) on or before 31 May 2021, at which time AB InBev and SAB will implement the new scheme as described below.

In total, 10.8 million AB InBev Treasury shares1 with a total value of 491m US dollar were used in 2020 to settle the obligations to the participants of the Zenzele Scheme. The total value delivered to the participants of the Zenzele Scheme amounted to 8.6 billion ZAR.

As part of the combination with SAB in 2016, AB InBev made a commitment to the South African Government and Competition Authorities to create a new B-BBEE scheme upon maturity of the Zenzele Scheme in 2020. In order to create the new B-BBEE scheme, the following steps will be undertaken:

•

The new scheme will be implemented through the listing of a special purpose company, which will be called SAB Zenzele Kabili Holdings Limited (Zenzele Kabili) on the segment of the Johannesburg Stock Exchange’s Main Board on which an issuer may list its B-BBEE shares;

•	Zenzele Kabili will hold unencumbered AB InBev shares;

•	Existing Zenzele participants (SAB retailers and The SAB Foundation) will be given an option to reinvest a portion of their Zenzele payout into Zenzele Kabili;

•	A new Employee Share Plan, funded by AB InBev, will subscribe for shares in Zenzele Kabili.

The settlement of the balance of the SAB Retailers entitlement and the new B-BBEE scheme is estimated to require approximately 5.5 billion ZAR (0.4 billion US dollar2) in facilitation and notional vendor funding. The settlement would be equivalent to 5.4 million AB InBev shares based on the AB InBev share price and the ZAR Euro exchange rate as at 31 December 20203. It is the intention that AB InBev Treasury shares will be used for the settlement of the new B-BBEE scheme. This scheme arrangement meets the criteria under IFRS 2 to be classified as equity settled.

[1]	Out of which, 1.3 million shares were delivered to SAB Foundation, which is consolidated by AB InBev.
[2]	Converted at the closing rate as at 31 December 2020.
[3]	Assuming the closing share price of 57.01 euro per share as at 31 December 2020 and ZAR per Euro exchange rate of 18.021914 as at 31 December 2020.

32.	Contingencies[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev’s management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 31 December 2020, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2020	31 December 2019
Income tax and social contribution	10 372	10 781
Value-added and excise taxes	4 483	5 514
Other taxes	727	1 018
	15 582	17 313

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the Administrative Court. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.

The amount related to this uncertain tax position as of 31 December 2020 is approximately 7.3 billion Brazilian real (1.4 billion US dollar) and Ambev has not recorded any provisions in connection therewith as it considers the chance of loss to be possible. For proceedings where it considers the chance of loss to be probable, Ambev has recorded a provision in the total amount of 53 million Brazilian real (10 million US dollar).

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. Ambev received partially favorable decisions at the first level administrative court and Lower Administrative Court. Ambev filed a Special Appeal which was partially admitted and awaits judgment by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.

The amount related to this uncertain tax position as of 31 December 2020 is approximately 10.2 billion Brazilian real (2.0 billion US dollar). Ambev has not recorded any provisions for this matter. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.

Goodwill Beverage Associate Holding (BAH)

In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision, which was partially granted. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court, which are awaiting judgment.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. In April 2019, the first level administrative court rendered unfavorable decisions to Ambev. As a result thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, Ambev received partially favorable decisions at the Lower Administrative Court and filed Special Appeals to the Upper Administrative Court. The Special Appeal filed in one of the tax assessments is awaiting judgment by the Upper Administrative Court, whereas the other Special Appeal is awaiting admission.

The amount related to this uncertain tax position as of 31 December 2020 is approximately 2.3 billion Brazilian real (0.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court, which are awaiting admission and judgment.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

The amount related to this uncertain tax position as of 31 December 2020 is approximately 1.0 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter.

Disallowance of financial expenses

In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first level administrative court regarding the 2016 case. The 2015 and 2020 cases are still pending decision by the first level administrative court.

The amount related to this uncertain tax position as of 31 December 2020 is approximately 5.0 billion Brazilian real (1.0 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Disallowance of tax paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive.

In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments related to the periods of 2015 and 2016. Regarding the 2015 assessments, Ambev filed Special Appeals to the Upper Administrative Court which are pending decisions. Regarding the 2016 assessments, Ambev was notified of the decisions and filed motions for clarification which are pending decisions. With respect to the cases related to the periods of 2015 and 2016, tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev filed defenses and awaits judgment by the first level administrative court. The other cases are still awaiting final decisions at both administrative and judicial courts.

The amount related to this uncertain tax position as of 31 December 2020 is approximately 11.7 billion Brazilian real (2.3 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive.

In March 2019, Ambev received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first level administrative decision and filed an appeal.

The amount related to this uncertain tax position as of 31 December 2020 is approximately 0.5 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Deductibility of IOC expenses

In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and the impact on the increase in the deductibility of IOC expenses. In August 2020, Ambev received a partially favorable decision at the first level administrative Court and filed an Appeal to the Lower Administrative Court.

In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. The defense against such assessment was filed by Ambev in January 2021.

Ambev also distributed IOC in the years following the assessed period, i.e. after 2016. In a scenario where the IOC deductibility would also be questioned for the period after 2016, on the same basis as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be similar to the abovementioned case. Accordingly, the effects of the deductibility of IOC expenses on Ambev’s effective income tax rate for this period would be maintained.

The amount related to this uncertain tax position as of 31 December 2020 is approximately 10.2 billion Brazilian real (2.0 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Disallowance on Income Tax deduction

In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001 and an administrative defense was filed. In October 2020, the first level administrative Court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision and awaits judgment by the Lower Administrative Court. The amount related to this uncertain tax position as of 31 December 2020 is approximately 2.0 billion Brazilian real (0.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES

Manaus Free Trade Zone – IPI / Social contributions

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”). With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev has also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP and 596.614/SP, with binding effects, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the possible loss related to these assessments to be approximately 4.8 billion Brazilian real (0.9 billion US dollar) as of 31 December 2020. Ambev has not recorded any provision in connection therewith.

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In 2020, Ambev received a final partial favorable decision at the administrative level in one of the cases. At the judicial level, the case is still in the initial stage.

Ambev management estimates the possible loss related to these assessments to be approximately 1.6 billion Brazilian real (0.3 billion US dollar) as of 31 December 2020. Ambev has not recorded any provision in connection therewith.

ICMS tax credits

Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. On August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the ICMS tax war shall be consider unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision is subject to appeal and does not change the likelihood of loss in Ambev´s tax assessments.

Ambev management estimates the possible losses related to these assessments to be approximately 2.0 billion Brazilian real (0.4 billion US dollar) as of 31 December 2020. Ambev has not recorded any provision in connection therewith.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the total possible loss related to this issue to be approximately 8.6 billion Brazilian real (1.7 billion US dollar) as of 31 December 2020. Ambev has recorded provisions in the total amount of 7 million Brazilian real (1 million US dollar) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

SOCIAL CONTRIBUTIONS

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019 and 2020, Ambev received final favorable decisions at the administrative level in some of these cases and favorable decisions in other cases that are still subject to review. At the judicial level, the case is still in the initial stage.

Ambev management estimates the possible loss related to these assessments to be approximately 1.7 billion Brazilian real (0.3 billion US dollar) as of 31 December 2020. No related provision has been made.

AB INBEV’S AUSTRALIAN BUSINESS TAX MATTERS

SAB Australia Pty Limited (“SAB Australia”), a former subsidiary of AB InBev, received a tax assessment for the 2012 to 2014 income tax years for 0.4 billion Australian dollar (0.3 billion US dollar) related to the interest deductions of SAB’s acquisition of the Foster’s group (the “Foster’s acquisition”). AB InBev is disputing the 2012 to 2014 assessment and remains confident of the positions it has adopted. The company paid 47 million US dollar related to the tax assessment pending conclusion of the matter and recorded a provision of 0.1 billion US dollar in connection therewith as of 31 December 2020. The Australia disposal was concluded on 1 June 2020 with pre-transaction income tax liabilities being subject to an indemnity by AB InBev.

The Australian tax authorities have also notified SAB Australia that it has commenced an audit of the 2015 to 2020 income tax years. The focus of the audit is the tax treatment of the ongoing funding arrangements associated with the Foster’s acquisition.

OTHER TAX MATTERS

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission has appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party. Pending the outcome of that appeal, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that led to annulment of its earlier decision by the General Court. These investigations relate to the same rulings that were subject to the European Commission decision issued on 11 January 2016. AB InBev has filed its observations in respect of the opening decisions with the EU Commission.

On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. The AG’s opinion is only advisory to the European Court of Justice, which is expected to deliver its binding judgment on the European Commission’s appeal later in 2021.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019. The Belgian tax authorities appealed this judgment.

In January 2019, AB InBev deposited 68m euro (83m US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court case, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68m euro (83m US dollar) as of 31 December 2020.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 1.0 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case. All six lawsuits were ruled favorably to Ambev by the Superior Court of Justice (“STJ”). Three cases were dismissed by the STJ’s Special Court and remain subject to ongoing appeals. One case was ruled favorably to Ambev by the STJ´s Special Court and the judgment became final. Another case was remitted to the STJ´s lower court for a new judgment. The sixth case was ruled favorably to Ambev and may be subject to a new appeal to the Brazilian Supreme Court (STF). Considering all of these facts, Ambev and its external counsels strongly believe that the chance of loss in these cases is remote.

UNITED STATES CLASS ACTION SUIT

On 21 June 2019, a proposed class action was filed in the United States District Court for the Southern District of New York against AB InBev and three of its officers. The complaint alleged claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder on behalf of a proposed class of purchasers of AB InBev American Depositary Shares between 1 March 2018 and 24 October 2018. The plaintiff alleged that defendants misstated or omitted material facts regarding, among other things, the company’s financial condition, its dividend policy and the effectiveness of its disclosure controls and procedures. The complaint sought unspecified compensatory damages and reimbursement for litigation expenses. An amended complaint filed on 12 December 2019 contained substantially the same allegations, but reduced the number of defendant officers to two. On 29 September 2020, the District Court granted the company’s motion to dismiss. The plaintiff did not appeal and the case is now closed.

33. Non-controlling interests

As at 31 December 2020 and 2019, material non-controlling interests relate to Ambev, a Brazilian listed subsidiary in which AB InBev has 61.83% ownership, and Budweiser APAC, an Asia Pacific listed subsidiary in which AB InBev has 87.22% ownership. The tables below provide summarized information derived from the consolidated financial statements of Ambev and Budweiser APAC as of 31 December 2020 and 2019, in accordance with IFRS.

Summarized financial information of Ambev and Budweiser APAC, in which the company has material non-controlling interests, is as follows:

	Ambev		Budweiser APAC
Million US dollar	31 December 2020	31 December 2019	31 December 2020	31 December 2019
Summarized balance sheet information
Current assets	6 801	6 853	2 332	2 108
Non-current assets	17 291	18 389	13 857	13 200
Current liabilities	6 442	6 205	4 637	4 493
Non-current liabilities	3 188	3 517	809	931
Equity attributable to equity holders	14 204	15 203	10 685	9 836
Non-controlling interests	257	317	58	48

	Ambev		Budweiser APAC
Million US dollar	2020	2019[1]	2020	2019[2]
Summarized income statement and other comprehensive income information
Revenue	11 373	13 196	5 588	6 546
Net income	2 286	3 093	537	908
Attributable to:
Equity holders	2 217	2 989	514	898
Non-controlling interests	69	104	23	10
Net income	2 286	3 093	537	908
Other comprehensive income	1 467	(193)	635	(229)
Total comprehensive income	3 753	2 900	1 172	679
Attributable to:
Equity holders	3 647	2 801	1 147	665
Non-controlling interests	106	99	25	14
Summarized cash flow information
Cash flow from operating activities	3 673	4 664	1 306	1 379
Cash flow from investing activities	(1 325)	(1 228)	(628)	(743)
Cash flow from financing activities	(1 676)	(3 117)	(383)	(1 349)
Net increase/(decrease) in cash and cash equivalents	673	319	295	(713)

On 31 December 2020, the company completed the issuance of a 49.9% minority stake in its US-based metal container operations to Apollo Global Management, Inc. (“Apollo”) for net proceeds of 3.0 billion USD. AB InBev retained operational control of its US-based metal container operations. The transaction was reported in the equity statement.

Dividends paid by Ambev to non-controlling interests (i.e. to entities outside the AB InBev Group) amounted to 0.6 billion US dollar and 0.7 billion US dollar for 2020 and 2019, respectively. In June 2020, Budweiser APAC paid a final dividend related to the financial year 2019 to non-controlling interests amounting to 59m US dollar.

Other non-controlling interests not deemed individually material by the company mainly related to the company’s operations in Africa in association with the Castel Group (e.g., Botswana, Ghana, Mozambique, Nigeria, Tanzania, Uganda, and Zambia), as well as non-controlling interests recognized in respect of the company’s subsidiaries in Colombia, Ecuador and Peru.

[1]

In 2020, Ambev concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). As a result of this judicial decision and other tax credit adjustments, in 2020, Ambev reclassified the tax credits previously reported in revenue to other operating income, and as such, restated its 2019 comparatives as required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

[2]

In 2020, Budweiser APAC reclassified the “Proceeds from cash pooling loans from AB InBev” from investing to financing activities in the summarized cash flow information. The presentation of the comparative amount has been restated to conform to the current year presentation.

34.	Related parties

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s Executive Committee members were entitled in 2020 to post-employment benefits. In particular, members of the Executive Committee participated in the pension plan of their respective country – see also Note 25 Employee Benefits. Finally, key management personnel are eligible for the company’s share option; restricted stock and/or share swap program (see Note 26 Share-based Payments). Total directors and Executive Committee compensation included in the income statement can be detailed as follows:

	2020		2019
		Executive		Executive
Million US dollar	Directors	Committee	Directors	Committee
Short-term employee benefits	2	4	2	9
Termination benefits	—	2	—	1
Share-based payment	—	7	—	25
	2	13	2	35

Directors’ compensation consists mainly of directors’ fees.

During 2020, AB InBev entered into the following transactions:

•

The acquisition, through Grupo Modelo and its subsidiaries, of information technology and infrastructure services for a consideration of approximately 1m US dollar from a company in which one of the company’s Board Member had significant influence as of 31 December 2020 (2019: 2m US dollar).

•

The acquisition, mainly through its subsidiary Bavaria S.A., of transportation services, lease agreements and advertising services for an aggregated consideration of 13m US dollar from companies in which one of the company’s Board Member had a significant influence as of 31 December 2020 (2019: 11m US dollar). The outstanding balance of these transactions as of 31 December 2020 amounts to 3m US dollar (31 December 2019: 1m US dollar).

JOINTLY CONTROLLED ENTITIES

Significant interests in joint ventures include three entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2020	2019
Non-current assets	8	10
Current assets	2	3
Non-current liabilities	9	11
Current liabilities	12	10
Result from operations	3	3
Profit attributable to equity holders of AB InBev	3	3

TRANSACTIONS WITH ASSOCIATES

Significant interests in associates are shown in note 16 Investments in associates. AB InBev’s transactions with associates were as follows:

Million US dollar	2020	2019
Gross profit	(118)	(78)
Current assets	55	38
Current liabilities	115	119

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 12m US dollar other income from pension plans in the US in 2020 (2019: 12m US dollar).

35.	Events after the balance sheet date

On 11 January 2021, Anheuser-Busch InBev NV/SA (ABISA) announced that it and its wholly-owned subsidiary Anheuser-Busch InBev Worldwide Inc. (“ABIWW”, and together with ABISA, the “Issuers”) exercised their respective options to redeem the outstanding principal amounts for an aggregate principal amount of 3.1 billion US dollar of the following series of notes:

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)
28 January 2021	ABISA	1.500% Notes due 2025	EUR	2 147	2 147
27 January 2021	ABIWW	3.750% Notes due 2024	AUD	650	650

On 18 February 2021, AB InBev announced the successful signing of a new 10.1 billion USD Sustainable-Linked Loan Revolving Credit Facility (“SLL RCF”), replacing its existing 9.0 billion USD Revolving Credit Facility. The facility has an initial five-year term and incorporates a pricing mechanism that incentivizes improvement in key performance areas that are aligned with and contribute to the company’s 2025 Sustainability Goals.

36.	AB InBev companies

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

Name and registered office of fully consolidated companies	% of economic interest
as at
31 December 2020
ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G - Charcas 5160 - C1425BOF - Buenos Aires	61.67%
BELGIUM
AB INBEV N.V. – Grand Place 1 - 1000 – Brussel	Consolidating
BRASSERIE DE L’ABBAYE DE LEFFE S.A. - Place de l’Abbaye 1 - 5500 – Dinant	98.54%
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 – Hoegaarden	100.00%
COBREW N.V. - Brouwerijplein 1 - 3000 – Leuven	100.00%
INBEV BELGIUM BV/SRL - Industrielaan 21 - 1070 – Brussel	100.00%
BOTSWANA
KGALAGADI BREWERIES (Pty) Ltd - Plot 20768, Broadhurst industrial estate - Gaborone¹	31.00%
BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Chuquisaca No. 121, Zona Challapampa - La Paz	52.76%
BRAZIL
AMBEV S.A. - Rua Dr Renato Paes de Barros, 1017, 3° andar, Itaim Bibi - CEP 04530-001 - São Paulo	61.83%
CANADA
LABATT BREWING COMPANY LIMITED - 207 Queen’s Quay West, Suite 299 - M5J 1A7 – Toronto	61.83%
CHILE
CERVECERIA CHILE S.A. - Av. Presidente Eduardo Frei Montalva 9600 - 8700000 – Quilicura	61.83%
CHINA
ANHEUSER-BUSCH INBEV (CHINA) SALES CO LTD. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	87.22%
ANHEUSER-BUSCH INBEV (WUHAN) BREWERY CO. LTD. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	84.66%
ANHEUSER-BUSCH INBEV (FOSHAN) BREWERY CO. LTD. - 1 Budweiser Avenue, Southwest St., Sanshui District - 528132 - Foshan City, Guangdong	87.22%
ANHEUSER-BUSCH INBEV HARBIN BREWERY CO. LTD. - 9 HaPi Road Pingfang District - 150066 - Harbin City, Heilongijang Province	87.22%
ANHEUSER-BUSCH INBEV (TANGSHAN) BREWERY CO. LTD. - 18, Yingbin Road - 063300 - Tangshan City, Hebei Province	87.22%
ANHEUSER-BUSCH INBEV SEDRIN BREWERY CO. LTD. - 660 Gong Ye Road, Hanjiang District - 351111 - Putian City, Fujian Province	87.22%
ANHEUSER-BUSCH INBEV SEDRIN (ZHANGZHOU) BREWERY CO. LTD. - Lantian Economic District - 363005 - Zhangzhou City, Fujian Province	87.22%
ANHEUSER-BUSCH INBEV (TAIZHOU) BREWERY CO. LTD. - 159 Qi Xia East Road, Chengguan Town, Tiantai County - 317200 - Taizhou Cithy, Zhejiang Province	87.22%
ANHEUSER-BUSCH INBEV SEDRIN (NANCHANG) BREWERY CO. LTD - 1188 Jinsha Avenue, Economic District - Nanchang City, Jiangxi Province	87.22%
SIPING GINSBER DRAFT BEER CO. LTD. - Xianmaquan, Tiedong Area - Siping City, Jilin Province	87.22%

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2020
ANHEUSER-BUSCH INBEV (NANTONG) BREWERY CO. LTD. - 666 Zhaoxia Road - Nantong City, Jiangsu Province	87.22%
ANHEUSER-BUSCH INBEV (SICHUAN) BREWERY CO. LTD. - No. 1, AB InBev Avenue, Cheng Nan Industry Park, Economic Development Area - 641300 - Ziyang City, Sichuan Province	87.22%
ANHEUSER-BUSCH INBEV (HENAN) BREWERY CO. LTD. - No. 1 Budweiser Avenue, Industry Park, Tangzhuang Town - 453100 - Weihui City, Henan Province	87.22%
INBEV JINLONGQUAN (HUBEI) BREWERY CO. LTD. - 89 Jin Long Quan Avenue - Jingmen City, Hubei Province	52.33%
ANHEUSER-BUSCH INBEV (SUQIAN) BREWERY CO. LTD. - No 1 Qujiang Road, Suyu Industry Park - Suqian City, Jiangsu Province	87.22%
COLOMBIA
ZX VENTURES COLOMBIA S.A.S. - Carrera 53 A, No 127 - 35 - 110221 – Bogota	100.00%
BAVARIA & CIA S.C.A. - Carrera 53 A, No 127 - 35 - 110221 – Bogota	99.14%
KOPPS COMERCIAL S.A.S - Carrera 53 A, No 127 - 35 - 110221 – Bogota	100.00%
CZECH REPUBLIC
PIVOVAR SAMSON A.S. - V parku 2326/18, Chodov, 148 00 Praha 4	100.00%
DOMINICAN REPUBLIC
CERVECERIA NACIONAL DOMINICANA S.A. - Autopista 30 de Mayo Km 61/2, Distrito Nacional - A.P. 1086 - Santo Domingo²	52.55%
ECUADOR
CERVECERÍA NACIONAL (CN) SA - Via a daule km 16,5 y calle cobre s/n – Guayaquil, Guayas	95.58%
EL SALVADOR
INDUSTRIAS LA CONSTANCIA, SA DE CV - 526 Av. Independencia, San Salvador	100.00%
FRANCE
AB INBEV FRANCE S.A.S. - Immeuble Crystal, 38, Place Vauban - C.P. 59110 - La Madeleine	100.00%
GERMANY
BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 – Bremen	100.00%
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 – Issum	100.00%
HAAKE-BECK AG - Am Deich 18/19 - 28199 – Bremen	99.96%
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 – Wernigerode	100.00%
ANHEUSER-BUSCH INBEV GERMANY HOLDING GmbH - Am Deich 18/19 - 28199 – Bremen	100.00%
SPATEN - FRANZISKANER - BRÄU GmbH - Marsstrasse 46 + 48 - 80335 – München	100.00%
ANHEUSER-BUSCH INBEV Deutschland GmbH & Co KG - Am Deich 18/19 - 28199 – Bremen	100.00%
LOEWENBRAEU AG - Nymphenburger Str. 7 - 80335 – München	100.00%
GHANA
ACCRA BREWERY LTD - Farra Avenue 20 1st Floor, Pkf Building, P.O. Box Gp1219 – Accra	60.00%
GRAND DUCHY OF LUXEMBOURG
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 – Diekirch	95.82%
HONDURAS
CERVECERÍA HONDUREÑA, SA DE CV - Blvd. Del Norte, Carretera Salida a Puerto Cortes - San Pedro Sula, Cortes	99.60%
HONG KONG
BUDWEISER BREWING CO APAC LTD - Flat Room 1823 18F Soundwill Plaza II-Middle Town Hong Kong (SAR)	87.22%
INDIA
CROWN BEERS INDIA LIMITED - 510/511 Minerva house, Sarojini devi road, Secunderabad	87.22%

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2020
ANHEUSER BUSCH INBEV INDIA LIMITED. - Unit No.301-302, Dynasty Business Park, 3rd Floor - Andheri - Kurla Road, Andheri (East) - 400059 - Mumbai, Maharashtra	86.97%
ITALY
ANHEUSER BUSCH INBEV ITALIA SPA - Piazza Buffoni 3, 21013 Gallarate	100.00%
MEXICO
CERVECERIA MODELO DE MEXICO S. DE R.L. DE C.V - Cerrada de Palomas 22, Piso 6, Reforma Social - C.P. 11650 - Mexico City, CD MX	100.00%
MOZAMBIQUE
CERVEJAS DE MOÇAMBIQUE SA - Rua do Jardim 1329 - Maputo³	51.47%
THE NETHERLANDS
INBEV NEDERLAND N.V. - Ceresstraat 1 - 4811 CA – Breda	100.00%
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA – Breda	100.00%
AB INBEV AFRICA B.V - Ceresstraat 1, 4811 CA – Breda	62.00%
AB INBEV BOTSWANA B.V. - Ceresstraat 1, 4811 CA – Breda	62.00%
NIGERIA
INTERNATIONAL BREWERIES PLC - 22/36 Glover Road, Lagos, Ikoyi, Nigeria	43.65%
PANAMA
CERVECERÍA NACIONAL S de RL - Ave. Ricardo J. Alfaro, Corregimiento de Betania, Distrito de Panamá,	61.84%
PARAGUAY
CERVECERIA PARAGUAYA S.A. - Ruta Villeta km 30 N 3045 - 2660 – Ypané	54.01%
PERU
COMPANIA CERVECERA AMBEV PERU S.A.C. - Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa - Lurigancho (Chosica) - Lima 15	97.22%
UNIÓN DE CERVECERÍAS PERUANAS BACKUS Y JOHNSTON SAA - 3986 Av. Nicolas Ayllon, Ate, Lima 3	93.78%
SOUTH AFRICA
SABSA HOLDINGS LTD PUBLIC LIMITED COMPANY - 65 Park Lane, Sandown - 2001 – Johannesburg	100.00%
THE SOUTH AFRICAN BREWERIES (PTY) LTD LIMITED BY SHARES - 65 Park Lane, Sandown - 2146 – Johannesburg	96.48%
SOUTH KOREA
ORIENTAL BREWERY CO., LTD - 8F, ASEM Tower, 517, Yeongdong-daero, Gangnam-gu, Seoul, 06164, S. Korea	87.22%
SWITZERLAND
ANHEUSER-BUSCH INBEV PROCUREMENT GMBH GESELLSCHAFT MIT BESCHRÄNKTER HAFTUNG (GMBH) - Suurstoffi 22 – 6343 - Rotkreuz	100.00%
TANZANIA
KIBO BREWERIES LTD PRIVATE COMPANY - Uhuru Street, Plot No 79, Block AA, Mchikichini, Ilala District - Dar es Salaam[1]	36.00%
UGANDA
NILE BREWERIES LTD - Plot M90 Yusuf Lule Roa, Njeru, Jinja - Eastern Uganda	61.64%

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2020
UNITED KINGDOM
ABI SAB GROUP HOLDING LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00%
ABI UK HOLDINGS 1 LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00%
AB INBEV UK LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00%
AB INBEV HOLDINGS LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00%
AB INBEV INTERNATIONAL BRANDS LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00%
ZX VENTURES LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00%
UNITED STATES
ANHEUSER-BUSCH COMPANIES, LLC. - One Busch Place - St. Louis, MO 63118	100.00%
ANHEUSER-BUSCH INTERNATIONAL, INC. - One Busch Place - St. Louis, MO 63118	100.00%
ANHEUSER-BUSCH PACKAGING GROUP, INC. - One Busch Place - St. Louis, MO 63118	100.00%
ANHEUSER-BUSCH, LLC – One Busch Place, St. Louis, Mo. 63118	100.00%
ANHEUSER-BUSCH NORTH AMERICAN HOLDING CORPORATION - C/O THE CORPORATION TRUST COMPANY INC. - 1209 Orange Street - DE 19801 – Wilmington	100.00%
METAL CONTAINER CORPORATION, INC. – One Busch Place, St. Louis, Mo. 63118	50.10%
URUGUAY
CERVECERIA Y MALTERIA PAYSANDU S.A. - Cesar Cortinas, 2037 - C.P. 11500 – Montevideo	61.79%
VIETNAM
ANHEUSER-BUSCH INBEV VIETNAM BREWERY COMPANY LIMITED/No.2 VSIP II-A, Street no. 28, Vietnam - Singapore II-A Industrial Park, Tan Uyen District, Binh Duong Province	87.22%
ZAMBIA
ZAMBIAN BREWERIES PLC - Mungwi Road, Plot Number 6438, Lusaka	54.00%

LIST OF MOST IMPORTANT ASSOCIATES AND JOINT VENTURES

Name and registered office of associates and joint ventures	% of economic interest as at 31 December 2020
FRANCE
SOCIÉTÉ DES BRASSERIES ET GLACIÈRES INTERNATIONALES SA - 49 Rue François 1er, Paris	20.00%
GIBRALTAR
BIH BRASSERIES INTERNATIONALES HOLDING LTD - CC Building, 10th Floor, Main Street	20.00%
BIH BRASSERIES INTERNATIONALES HOLDING (ANGOLA) LTD - Suite 10/3, International Commercial Centre, 2A Main Street	27.00%
TURKEY
ANADOLU EFES BIRACILIK VE MALT SANAYII AS - Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, Bahçelievler Istanbul	24.00%
ZIMBABWE
DELTA CORPORATION LTD - Sable house, P.O. Box BW 343, Northridge Close, Borrowdale, Harare	25.39%
RUSSIA
AB INBEV EFES - 28 Moscovskaya Street, Moscow region - 141607 – Klin	50.00%

Information to our shareholders

Earnings, dividends, share and share price

	2020	2019	2018 restated	2017 restated	2016
Cash flow from operating activities (US dollar per share)	5.45	6.75	7.18	7.56	5.89
Normalized earnings per share (US dollar per share)	1.91	4.08	3.16	3.75	2.83
Dividend (euro per share)	0.5	1.3	1.8	3.6	3.6
Share price high (euro per share)	74.49	92.71	96.7	110.1	119.6
Share price low (euro per share)	30.97	57.47	56.84	92.88	92.13
Year-end share price (euro per share)	57.01	72.71	57.7	93.13	100.55
Weighted average number of ordinary and restricted shares (million shares)	1 998	1 984	1 975	1 971	1 717
Diluted weighted average number of ordinary and restricted shares (million shares)	2 037	2 026	2 014	2 010	1 755
Volume of shares traded (million shares)	587	452	496	349	445

Information on the auditors’ assignments and related fees

AB InBev’s Statutory auditor is PwC Bedrijfsrevisoren BV, represented by Koen Hens, audit partner.

Base fees for auditing the annual financial statements of AB InBev and its subsidiaries are determined by the shareholders meeting after review and approval by the company’s Audit Committee and Board of Directors.

Fees for 2020 in relation to services provided by PwC Bedrijfsrevisoren BV amounted to 2 866k US dollar (2019: 2 432k US dollar), which was composed of audit services for the annual financial statements of 2 603k US dollar (2019: 2 389k US dollar) and audit related services of 262k US dollar (2019: 43k US dollar).

Fees for 2020 in relation to services provided by other offices in the PwC network amounted to 17 134k US dollar (2019: 37 605k US dollar), which was composed of audit services for the annual financial statements of 13 301k US dollar (2019: 13 997k US dollar), tax services of 3 317k US dollar (2019: 4 851k US dollar), audit and tax services rendered for the IPO of Budweiser APAC of 0k (2019: 18 066k US dollar), audit related services amounting to 111k (2019: 691k US dollar) and other services amounting to 404k (2019: 0k US dollar), all of which have been pre-approved by the company’s Audit Committee.

Financial calendar

Publication of 2020 results	25 February 2021
Annual report 2020 available on www.ab-inbev.com	25 February 2021
General shareholders meeting	28 April 2021
Dividend: ex-coupon date	4 May 2021
Publication of first quarter results	6 May 2021
Publication of half year results	29 July 2021
Publication of third quarter results	28 October 2021

Investor relations contact

Investors	Media

Lauren Abbott	Ingvild Van Lysebetten
Tel: +1 212 573 9287	Tel: + 32 16 276 608
E-mail: lauren.abbott@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Marya Glukhova	Fallon Buckelew
Tel: +32 16 276 888	Tel: +1 310 592 6319
E-mail: mariya.glukhova@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

Jency John
Tel: +1 646 746 9673
E-mail: jency.john@ab-inbev.com

Excerpt from the AB InBev NV/SA separate (non-consolidated) financial statements prepared in accordance with Belgian GAAP

The following information is extracted from the separate Belgian GAAP financial statements of AB InBev NV/SA per 31 December 2020. These separate financial statements, together with the management report of the Board of Directors to the general assembly of shareholders as well as the auditor’s report, will be filed with the National Bank of Belgium within the legally foreseen time limits. These documents are also available on request from: AB InBev NV/SA, Brouwerijplein 1, 3000 Leuven.

It should be noted that only the consolidated financial statements as set forth above present a true and fair view of the financial position and performance of the AB InBev group.

Since AB InBev NV/SA is essentially a holding company, which recognizes its investments at cost in its non-consolidated financial statements, these separate financial statements present no more than a limited view of the financial position of AB InBev NV/SA. For this reason, the Board of Directors deemed it appropriate to publish only an abbreviated version of the non-consolidated balance sheet and income statement prepared in accordance with Belgian GAAP as at and for the year ended 31 December 2020.

The statutory auditor has confirmed that his audit procedures are substantially complete and that the abbreviated non-consolidated balance sheet and income statement of AB InBev NV/SA prepared in accordance with Belgian GAAP for the year ended 31 December 2020 are consistent, in all material respects, with the accounts from which they have been derived.

Abbreviated non-consolidated balance sheet

Million euro	2020	2019
ASSETS
Non-current assets
Intangible assets	528	586
Property, plant and equipment	97	58
Financial assets	115 712	117 894
	116 337	118 538
Current assets	18 937	26 224
Total assets	135 274	144 762
Equity and liabilities
Equity
Issued capital	1 239	1 239
Share premium	13 186	13 186
Legal reserve	124	124
Reserves not available for distribution	3 454	4 386
Reserves available for distribution	33 009	33 009
Profit carried forward	19 691	19 661
	70 703	71 605
Provisions and deferred taxes	100	42
Non-current liabilities	45 486	53 257
Current liabilities	18 985	19 858
Total equity and liabilities	135 274	144 762

Abbreviated non-consolidated income statement

Million euro	2020	2019
Operating income	1 167	1 318
Operating expenses	(1 183)	(1 254)
Operating result	(16)	64
Financial result	104	10 341
Result for the year available for appropriation	88	10 405

Glossary

AGGREGATED WEIGHTED NOMINAL TAX RATE

The aggregated weighted nominal tax rate is based on the statutory corporate income tax rates applicable in the various countries.

DILUTED EPS

Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary and restricted shares.

DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY AND RESTRICTED SHARES

Weighted average number of ordinary and restricted shares, adjusted by the effect of dilutive share options and restricted stock units.

EBIT

Profit from operations.

EBITDA

Profit from operations plus depreciation, amortization and impairment.

EMEA

Europe and Africa.

EPS

Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary and restricted shares.

FVOCI

Fair value through other comprehensive income.

FVPLI

Fair value through profit or loss.

FTE’s

Full-time equivalent on a permanent or temporary basis, excluding outsourced personnel.

INVESTED CAPITAL

Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes.

MARKETING EXPENSES

Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

NET CAPEX

Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

NET DEBT

Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash and cash equivalents.

NON-RECURRING ITEMS

Items of income or expense which do not occur regularly as part of the normal activities of the company.

NORMALIZED

The term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items and profit from discontinued operations. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. AB InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance.

NORMALIZED DILUTED EPS

Diluted EPS adjusted for non-recurring items and profit from discontinued operations.

NORMALIZED EBIT

Profit from operations adjusted for non-recurring items.

NORMALIZED EBITDA

Profit from operations adjusted for non-recurring items, plus depreciation, amortization and impairment.

NORMALIZED EFFECTIVE TAX RATE

Effective tax rate adjusted for non-recurring items.

NORMALIZED EPS

EPS adjusted for non-recurring items and profit from discontinued operations.

NORMALIZED PROFIT

Profit adjusted for non-recurring items and profit from discontinued operations.

NORMALIZED PROFIT FROM OPERATIONS

Profit from operations adjusted for non-recurring items.

PAY OUT RATIO

Gross dividend per share multiplied by the estimated number of ordinary shares outstanding at the dividend record date, divided by normalized profit attributable to equity holders of AB InBev.

RE-MEASUREMENTS OF POST-EMPLOYEE BENEFITS

Comprised of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest).

REVENUE

Gross revenue less excise taxes and discounts.

SALES EXPENSES

Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

SG&A AND SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Sales, marketing, distribution and administrative expenses

SCOPE

Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

UNDERLYING EPS

Profit before non-recurring items, discontinued operations, mark-to-market gains/losses on certain derivatives related to the hedging of share-based payment programs and hyperinflation impacts, attributable to equity holders of AB InBev divided by the weighted average number of ordinary and restricted shares.

WEIGHTED AVERAGE NUMBER OF ORDINARY AND RESTRICTED SHARES

Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor.

WORKING CAPITAL

Includes inventories, trade and other receivables and trade and other payables, both current and non-current.